DATED 06 NOVEMBER 2004

THE SEVERAL PERSONS LISTED IN SCHEDULE 1

(as Sellers)

AND

S1 CORPORATION

(as Buyer)

AGREEMENT

FOR THE SALE AND PURCHASE OF

THE ENTIRE ISSUED SHARE CAPITAL OF

MOSAIC SOFTWARE HOLDINGS LIMITED

London

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TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
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APPENDICES

APPENDIX I	2004/2005 BUDGET

THIS AGREEMENT is made on the 5th day of November 2004

BETWEEN:

(1)	The several persons whose names and addresses are set out in column 1 of Schedule 1 (the “Sellers”); and

(2)	S1 Corporation, a corporation incorporated under the laws of the State of Delaware, U.S.A., whose principal place of business is at 3500 Lenox Road, Suite 200, Atlanta, GA 30326-1108, U.S.A. (the “Buyer”).

RECITALS:

(A)	Mosaic Software Holdings Limited (the “Target Company”) is a private company, limited by shares incorporated under the Companies Act 1985 on 9 May 2000 in England and Wales (registered number 03988696) having, at the date of this Agreement, an authorised share capital of £638 divided into 3,885,000 Ordinary Shares of £0.0001 each, 579,099 B Ordinary Shares of £0.0001 each and 190,909 Preference Shares of £0.001 each which have been issued and allotted to, and are legally and beneficially owned by the Sellers, in the number and proportions set out in columns 2, 3 and 4 of Schedule 1. More particular details concerning the Target Company and the Subsidiaries are set out in Schedule 2.

(B)	The Sellers wish to sell and the Buyer wishes to purchase the entire issued share capital of the Target Company on the terms and subject to the conditions of this Agreement (the “Transaction”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Specific Definitions

1.1.1	In this Agreement, the following expressions shall have the following meanings unless the context otherwise requires:

“Accounts” means the audited accounts of the Target Company and each Target Group Company and the audited consolidated accounts of the Target Group for the twelve month period ended on the Last Accounts Date including, in each case, a balance sheet, a profit and loss account, a cash flow statement and the notes and directors’ and auditors’ reports thereon;

“Affected Seller Representative” has the meaning set forth in Clause 2.5.2;

“Budget” means the budget of the Target Group for its fiscal year 2004/2005 as set out in Appendix I;

“Buyer’s Solicitors” means Hogan & Hartson of One Angel Court, London EC2R 7HJ, United Kingdom;

“CAA” means the Capital Allowances Act 2001;

“Claim Notice” shall have the meaning set forth in the Escrow Agreement;

“Companies Act” means the Companies Act 1985 (as amended);

“Companies Acts” means the Companies Act 1985, the Companies Consolidation (Consequential Provisions) Acts 1985, the Companies Act 1989 and Part V of the Criminal Justice Act 1993;

“Completion” means completion of the sale and purchase of the Sale Shares in accordance with this Agreement;

“Completion Date” means the date set for Completion in Clause 5.1;

“Completion Payment” has the meaning set out in Clause 2.3;

“Confidential Business Information” means all information not publicly known (other than by reason of a breach of any confidentiality undertaking in relation to each Target Group Company’s business, customers or financial or other affairs or any obligations under this Agreement) which is used in or otherwise relates to each Target Group Company’s business, customers or financial or other affairs, including, but not limited to, information relating to:

(a)	the marketing of goods or services including customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials;

(b)	future projects, business development or planning, commercial relationships and negotiations;

(c)	technical or other expertise; and

(d)	computer software used in the Target Group’s business;

“Core Warranties” means the Warranties set out in paragraphs 1.2.1 and 1.2.2 (Right, power, authority and action), 1.3 (Binding Agreements), 3 (Shares and Subsidiary

Undertakings), 4 (Accounts), 5 (Changes Since The Last Accounts Date), 6 (Tax), 8 (excepting only 8.1.25) (Intellectual Property Rights) and 20 (Litigation) in each case of Schedule 4;

“Dangerous Substance” means a natural or artificial substance, organism, preparation or article which, if generated, manufactured, processed, used, treated, stored, distributed, disposed of, transported or handled (alone or combined with another substance, properties or article) is or proves to be harmful to the environment or a living organism, or which is prohibited or restricted by law;

“Designated Purchase Price” shall have the meaning set forth in the Mosaic Share Option Scheme;

“Disclosure Letter” means the letter from the Sellers to the Buyer having the same date as this Agreement disclosing certain matters against the Warranties including the bundle of documents annexed thereto (the “Disclosure Bundle”) and references to the “Disclosure Letter” shall be deemed to include references to the Updated Disclosure Letter;

“Earn Out Accounts” means a consolidated profit and loss account of the Target Group for the Earn Out Period and a consolidated balance sheet of the Target Group as at the end of the Earn Out Period including a statement of EBITDA and, if applicable, a Statement of Adjustments, prepared in accordance with Schedule 7;

“Earn Out Payment” means an amount of additional consideration of up to $15,000,000 (fifteen million Dollars) payable by the Buyer to the Sellers in the event that certain targets are met as calculated in accordance with and subject to the terms of Clause 2.6 and Schedule 7;

“Earn Out Period” means the Target Company’s fiscal year commencing on 1 June 2004 and ending on 31 May 2005;

“EBITDA” means in respect of the Earn Out Period, the consolidated profit on ordinary activities of the Target Group:

(i)	before any deduction for or on account of corporation tax or other taxes on income gains;

(ii)	before any deduction for interest expense;

(iii)	after deducting (to the extent included) interest income;

(iv)	after adding back (to the extent otherwise deducted) any loss or subtracting (to the extent otherwise added) any gain against book value incurred by a Target Group Company on disposal of any business or asset (not being any disposals made in the ordinary course of trading);

(v)	after adding back depreciation of fixed assets and amortisation of goodwill or tangible assets, to the extent deducted; and

(vi)	after adding back any foreign currency losses and before adding in any foreign currency gains as a result of intra-Target Group cross-currency loans;

“Employee Optionholder” means an employee or former employee of a Target Group Company who holds Employee Options on the date of this Agreement and immediately before Completion, a complete list of which is set forth in Part A of Schedule 9;

“Employee Options” means the options granted to employees of the Target Group Companies in May 2001 under the Mosaic Share Option Scheme at a Designated Purchase Price of £4.00 per Scheme Share;

“Employee Options Cancellation Amount” means the sum of $34,491.17 (thirty four thousand four hundred and ninety one Dollars and seventeen cents) or such other amount as the Sellers shall inform the Buyer prior to Completion is required to be paid to the Employee Optionholders in consideration of the cancellation of their Employee Options;

“Employee Options Cancellation Letters” means the letters from the Target Company to the Employee Optionholders and the accompanying instruction forms from the Employee Optionholders to the Company each in substantially the form set forth in Part D of Schedule 9;

“Environmental Law” means all statutes, common law, bylaws, regulations, directives, codes of practice, circulars, guidance notes, and the like having force of law (whether in the United Kingdom or elsewhere) concerning the protection of the environment or the generation, transportation, storage, treatment or disposal of a Dangerous Substance;

“Environmental Licence” means any permit, licence, authorisation, consent or other approval required under or in relation to any Environmental Law;

“Escrow Account” means the account maintained by Escrow Agent for the purposes of holding the Escrow Payment;

“Escrow Agent” means Wachovia Bank National Association or such other person as the parties shall agree;

“Escrow Agreement” means the agreement setting out the terms upon which the Escrow Agent shall hold the Escrow Payment in a form to be agreed between the parties and the Escrow Agent;

“Escrow Funds” shall have the meaning set forth in the Escrow Agreement;

“Escrow Payment” has the meaning set out in Clause 2.3;

“Escrow Period” shall have the meaning set forth in the Escrow Agreement;

“Estimated Claim Amount” shall have the meaning set forth in the Escrow Agreement;

“Executive A Optionholder” means an employee or former employee of a Target Group Company who holds Executive A Options on the date of this Agreement and immediately before Completion, a complete list of which is set forth in Part B of Schedule 9;

“Executive B Optionholder” means an employee or former employee of a Target Group Company who holds Executive B Options on the date of this Agreement and immediately before Completion, a complete list of which is set forth in Part C of Schedule 9;

“Executive A Options” means the options granted to employees of the Target Group Companies under the Mosaic Share Option Scheme at a Designated Purchase Price of $0.79 per Scheme Share at meetings of the board of directors of the Target Company held on 20 January 2004 and 7 July 2004;

“Executive B Options” means the options granted to employees of the Target Group Companies under the Mosaic Share Option Scheme at a Designated Purchase Price of $2.4335 per Scheme Share at a meeting of the board of directors of the Target Company held on 7 July 2004;

“Executive A Options Cancellation Letters” means the letters from the Target Company to the Executive A Optionholders in substantially the form set forth in Part E of Schedule 9;

“Executive B Options Cancellation Letters” means the letters from the Target Company to the Executive B Optionholders in substantially the form set forth in Part F of Schedule 9;

“FA 2002” means the Finance Act 2002;

“Funds” means BoE Umbrella Provident Fund (Registration Number 12/8/34439/1), the BoE Umbrella Pension Fund (Registration Number 12/8/34438/1) and the Aster Marinus Group Pension Fund (Registration Number 12/8/37154);

“Group Relief” means any of the following:

(a)	group relief capable of being surrendered or claimed pursuant to Chapter IV Part X of the Taxes Act;

(b)	unrelieved surplus ACT capable of being surrendered or claimed pursuant to the Corporation Tax (Treatment of Unrelieved Surplus Advance Corporation Tax) Regulations 1999;

(c)	a tax refund capable of being surrendered or claimed under section 102 of the Finance Act 1989;

(d)	any allowable loss made available by or to a company pursuant to section 171A or section179A TCGA; and

(e)	eligible unrelieved foreign tax surrendered or claimed pursuant to the Double Taxation Relief (Surrender of Relievable Tax Within a Group) Regulations 2001;

“Independent Accountants” means an independent firm of internationally recognised chartered accountants as agreed by the Buyer and Sellers in writing, or in default of agreement between the Buyer and Sellers within 10 business days of the end of the period of time referred to in paragraph 5 of Part A of Schedule 7, appointed on the application of either the Buyer or Sellers by the President for the time being of the Institute of Chartered Accountants in England and Wales or any successor body thereto;

“Institutional Sellers” means Business Connexion Technology Holdings (Proprietary) Limited, GE Capital Equity Investments Limited, Nederlandse Financierings – Maatschappij Voor Ontwikkelingslanden N.V. and GTD Investments LLC, whose further details are set out in column 1 of Schedule 1;

“Intellectual Property” means:

(a)	patents, trade marks, service marks, registered designs, and rights to apply for any of those rights, trade, business and company names (including Internet domain names and e-mail address names);

(b)	unregistered trade marks and service marks, copyrights, rights in computer software, know-how, database rights, Moral Rights, confidential information and trade secrets, rights in designs and inventions;

(c)	rights under licences, consents, orders, statutes or otherwise in relation to a right in paragraph (a);

(d)	any rights of the same or similar effect or nature as or to those in paragraphs (a) and (b) which now or in the future may subsist;

(e)	the right to sue for past infringements of any of the rights referred to in paragraphs (a) to (d); and

(f)	all goodwill attaching to any of the above rights,

in each case in any jurisdiction;

“Intellectual Property Rights” means all Intellectual Property owned or used, in connection with the operation of the business of any Target Group Company at the date of this Agreement;

“Intellectual Property Warranty” means the Warranty set out in paragraph 8 of Schedule 4;

“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003;

“Last Accounts Date” means 31 May 2004;

“Lease” has the meaning set out in paragraph 10.2 of Schedule 4;

“Long Stop Date”means 20 December, 2004;

“Management Accounts” means the Target Group’s consolidated unaudited profit and loss accounts for each month from and including June 2004 to September 2004 and the unaudited balance sheet of the Target Group as on the last day of each month from and including June 2004 to September 2004;

“Management Seller” means Macchiato Investments Limited, whose further details are set out in column 1 of Schedule 1;

“Moral Rights” means any and all moral rights, including:

(a)	the right to be identified as the author or director of certain copyright material granted by Section 777 of the Copyright, Designs and Patents Act 1988;

(b)	the right to object to derogatory treatment of certain copyright material granted by Section 80 of the Copyright, Designs and Patents Act 1988;

(c)	the right to privacy of certain photographs and films granted by Section 85 of the Copyright, Designs and Patents Act 1988; and

(d)	so far as legally possible, any broadly equivalent rights to the foregoing in any territory in the world;

“Mosaic S.A.” means the South African branch of Mosaic UK;

“Mosaic Share Option Scheme” means the Mosaic Software Holdings Share Option Scheme, an unapproved Inland Revenue share option scheme adopted by Mosaic on 18 January 2001 constituting options over not more than 63,000 ordinary shares of the Target Company;

“Mosaic UK” means Mosaic Software (UK) Limited, a company incorporated in England and Wales (No. 03630104), whose registered office is at 12 Plumtree Court, London EC4A 4HJ.

“Occupancy” has the meaning set out in paragraph 10.4 of Schedule 4;

“Owner” means in relation to each Real Property, the person who is named as the owner in Schedule 5;

“Permit” means a material permit, licence, consent, approval, certificate, qualification, specification, registration or other authorisation, or a filing of a notification, report or assessment, necessary in any jurisdiction for the effective operation of a Target Group Company’s business, its ownership, possession, occupation or use of an asset;

“Pre-Accounts Date Loss” means a loss arising to a Target Group Company as a result of an event occurring before the Last Accounts Date;

“Purchase Price” has the meaning set out in Clause 2.2;

“Real Property” means the property or properties details of which are set out in Schedule 5 and includes an individual property and a part of an individual property;

“Relevant Claim” means a claim by the Buyer against the Sellers involving a breach of Warranty, a claim under Clause 9, or any other claim in respect of or arising under or in connection with this Agreement;

“Relevant Claim Payment Direction” shall have the meaning set forth in the Escrow Agreement;

“Registration Rights Agreement” means the registration rights agreement entered into on 18 January 2001 between Mosaic Software Holdings Limited, Comparex Nederland BV (now Business Connexion Technology Holdings (Proprietary) Limited) and GE Capital Equity Investments Limited to provide registration rights in connection with the United States of America Securities Act 1933 to GE Capital Equity Investments Limited in respect of 152,727 preference shares and Comparex Nederland BV in respect of 38,182 preference shares;

“Relief” means any loss, allowance, credit, relief, deduction, exemption or set-off in respect of any Tax or in respect of any item relevant in computing profits for the purposes of Tax or any right to a repayment of Taxation (which term shall include any repayment supplement or interest in respect of it and the right of a Target Group Company to a payment for group relief within the meaning of section 402 of the Taxes Act surrendered by it);

“Relevant Proportion” means the proportion set out in column 5 of Schedule 1;

“Revenue Warrant” means the 100 warrants issued by the Target Company to GE Capital Equity Investments Limited pursuant to the terms of a warrant instrument created by the Target Company on 18 January 2001;

“S1 Representative” shall have the meaning set forth in the Escrow Agreement;

“Sale Shares” means the entire issued and allotted share capital of the Target Company being the shares legally and beneficially owned by the Sellers in the numbers set out against their respective names in columns 2, 3 and 4 of Schedule 1;

“Scheme Share” shall have the meaning set forth in the Mosaic Share Option Scheme;

“Sellers’ Group” means the Sellers and those companies (other than a Target Group Company) which may be treated for relevant Tax purposes as being, or as having at any time been, either a member of the same group of companies as any of the Sellers or otherwise associated with any of the Sellers;

“Shareholders’ Agreement” means the amended and restated shareholders’ agreement dated 18 September 2002 between Comparex Nederland BV, Macchiato Investments Limited, GE Capital Equity Investments Limited, Radcliffes Trustee Company SA as trustee of the Mosaic Software Management Trust, Johann Dreyer, Willem van Biljon, GTD Investments LLC, Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden NV, Riverbank Limited as trustee of The Cedar Trust and Mosaic Software Holdings Limited;

“Seller Representative” shall have the meaning set forth in the Escrow Agreement;

“Sellers’ Solicitors” means Weil, Gotshal & Manges of One South Place, London, EC2M 2WG, United Kingdom;

“Stakeholder Pension Plan” means the stakeholder pension plan established by Mosaic UK in fulfillment of its obligations pursuant to the Welfare Reform and Pensions Act 1999 and the Stakeholder Pensions Regulations 2000;

“Subsidiary” means a subsidiary of the Target Group Company listed in Schedule 2, Part 1 and “Subsidiaries” means all such subsidiaries;

“Target Group” means the Target Company and each Subsidiary;

“Target Group Company” means the Target Company or a Subsidiary;

“Tax” and “Taxation” means all forms of taxation, duties, imposts and levies whether of the United Kingdom or elsewhere, including income tax (including amounts equivalent to or in respect of income tax required to be deducted or withheld from or accounted for in respect of any payment), corporation tax, capital gains tax, inheritance tax, value added tax, sales tax, customs and other import or export duties, excise duties, stamp duty, stamp duty reserve tax, property tax, national insurance, social security or other similar contributions, and any interest, penalty, surcharge or fine in connection with it;

“Tax Authority” and “Taxation Authority” means any local, provincial, municipal, governmental, state, federal or other fiscal revenue authority, body or official competent to impose, administer or collect Tax;

“Tax Warranty” means any Warranty set out in paragraph 6 of Schedule 4;

“Taxes Act” means the Income and Corporation Taxes Act 1988;

“TCGA” means the Taxation of Chargeable Gains Act 1992;

“Transaction” means the transaction relating to the sale and purchase of the Sale Shares on the terms and conditions set out in this Agreement;

“Title Warranty” means the Warranty set out in paragraph 3 of Schedule 4;

“Updated Disclosure Letter” shall have the meaning set forth in Clause 7.4;

“VAT” means value added tax charged under the VATA;

“VATA” means, in the United Kingdom, the Value Added Tax Act 1994, or the legislation relating to South African value added tax or Australian GST;

“Warranty” means a statement contained in Schedule 4; and

“Warranty Limitation Amount” means an amount equal to the Purchase Price less $2,034,491.17 (two million thirty four thousand four hundred and ninety one Dollars and seventeen cents).

1.2	General Definitions

In this Agreement:

“Affiliate” means, in relation to a company:

(a)	a company which is, on or after the date of this Agreement, its subsidiary or holding company, or a subsidiary of such holding company; and

(b)	an undertaking which is, on or after the date of this Agreement, its subsidiary undertaking or parent undertaking, or a subsidiary undertaking of such parent undertaking;

an “Agreed Form” document means the form of the document most recently agreed by the parties and initialled by the Sellers’ Solicitors on behalf of the Seller and initialed by the Buyer’s Solicitor on behalf of the Buyer upon the signing of this Agreement for identification purposes;

“this Agreement” means this agreement together with all its recitals, its Schedules and Appendices;

“business day” means a day (other than a Saturday and a Sunday) on which banks generally are open for the transaction of normal commercial business in London, England, New York, New York, U.S.A. and South Africa;

“day” means a period of 24 hours beginning and ending on 00.00 midnight;

“Defaulting Party” is defined in Clause 12.3.5;

“Dispute” means a dispute between the parties under, arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination;

“$” and “Dollars” denote the lawful currency of the United States of America;

“£” and “Sterling” denote the lawful currency of the United Kingdom;

“Encumbrance” means a mortgage, charge, pledge, lien or other encumbrance securing any obligation of any person or any other type of preferential arrangement (including title transfer and retention arrangements) having a similar effect or an agreement or commitment to create the same;

“indebtedness” means and includes any obligation (whether incurred as principal or surety) for the payment or repayment of money, whether present or future, actual or contingent;

“month” means a calendar month;

“parent undertaking” shall be construed in accordance with section 258 of the Companies Act 1985;

“party” means, subject to any express contrary indication, a party to this Agreement;

“person” means any person, firm, company, corporation, society, trust, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of these;

“Proceedings” means any suit, legal action or proceedings arising out of or in connection with this Agreement;

“Service Document” means a writ, application, claim, summons, petition, order, award, judgment or other document relating to any Proceedings;

“subsidiary” in relation to a company wherever incorporated (a “holding company") means a “subsidiary” as defined in section 736 of the Companies Act and any other company which is a subsidiary (as so defined) of a company which is itself a subsidiary (as so defined) of a company which is itself a subsidiary of such holding company. Unless the context otherwise requires, the application of the definition of “subsidiary” to any company at any time will apply to the company as it is at that time;

“week” means a period of 7 consecutive days from a defined date; and

a “wholly-owned subsidiary” of another company means a subsidiary which has no members except for that other company or that other company’s wholly-owned subsidiaries.

1.3	Interpretation

1.3.1	In this Agreement, subject to any express contrary indication:

(a)	words (including the definitions in Clauses 1 and 1.2) importing the singular shall include the plural and vice versa;

(b)	any reference to a person shall be construed as including a reference to its successors, permitted transferees and permitted assignees in accordance with their respective interests;

(c)	any reference to this Agreement or any other agreement or document shall be construed as a reference to that agreement or document as it may have been, or may from time to time be, amended, varied, novated, replaced or supplemented;

(d)	any reference to an “Appendix” shall be construed as a reference to an Appendix to this Agreement;

(e)	any reference to a “Clause” shall be construed as a reference to a clause of this Agreement;

(f)	“include” and “including” shall be construed without limitation and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(g)	any references to “in writing” shall include any modes of reproducing words in a legible and non-transitory form;

(h)	any reference to a “paragraph” shall be construed as a reference to a paragraph of the Schedule in which such reference appears;

(i)	any references to “Tax” or “Taxation” include, in a case where Tax for which a Target Group Company is liable is discharged by another person, the amount corresponding to that Tax for which the Target Group Company is, after that discharge, liable;

(j)	any reference to a “Schedule” shall be construed as a reference to a schedule to this Agreement;

(k)	any reference to a “Section” shall be construed as a reference to a section of the Schedule in which such reference appears;

(l)	any reference to a statute or enactment shall be construed as a reference to such statute as it may have been, or may from time to time be, amended or re-enacted and any subordinate legislation made or thing done, or may from time to time be done, under the statute or enactment;

(m)	any reference to a time of day shall be construed as a reference to Greenwich Mean Time (“GMT”); and

(n)	any reference to days, weeks, months and years shall be construed as references to days, weeks, months and years in the Gregorian calendar.

1.3.2	Tables of contents and all headings in this Agreement are for ease of reference only and shall not affect the interpretation of this Agreement.

1.3.3	All obligations and liabilities of the Sellers under this Agreement shall be several.

2.	SALE AND PURCHASE

2.1	Agreement to sell the Sale Shares

2.1.1	Each of the Sellers agrees to sell all the Sale Shares held by it as set out against its/his respective name in columns 2, 3, and 4 of Schedule 1 with full title guarantee and the Buyer agrees to buy such Sale Shares and all rights attaching or accruing to the Sale Shares including the right to receive all dividends, distributions or any return of capital declared, paid or made by the Target Company at or after the Completion Date free of any Encumbrances.

2.1.2	The Sellers waive all rights of pre-emption over any of the Sale Shares conferred on them by the articles of association of the Target Company or in any other way and undertake to take, and procure the taking of, all steps necessary to ensure that any rights of pre-emption are waived.

2.2	Purchase Price

The aggregate purchase price payable by the Buyer for the Sale Shares (the “Purchase Price") is the sum of:

(a)	$37,000,000 (thirty-seven million Dollars) to be satisfied by the payment in cash at Completion in accordance with Clause 2.3, 2.4 and 5.4 (the “Initial Purchase Price"); and

(b)	the Earn Out Payment.

2.3	Payment of Initial Purchase Price

The Buyer shall pay the Initial Purchase Price at Completion as follows:

2.3.1	$8,750,000 (eight million seven hundred and fifty thousand Dollars) (the “Escrow Payment") shall be paid to the Escrow Agent in accordance with Clause 2.5;

2.3.2	$28,250,000 (twenty-eight million two hundred and fifty thousand Dollars) less the Employee Options Cancellation Amount (the “Completion Payment”) shall be paid to the Sellers in accordance with Clause 5.4.1(a); and

2.3.3	The Employee Options Cancellation Amount shall, at the direction of the Sellers which is hereby irrevocably given, be paid to the Company in accordance with, and for the purposes set out in, Clause 5.4.1(b).

2.4	Apportionment of the Purchase Price

2.4.1	The Initial Purchase Price shall be apportioned between the Sellers in the Relevant Proportions.

2.4.2	Pursuant to Clause 2.4.1, at Completion each Seller shall be entitled to receive the amount of the Completion Payment set out against its/his name in column 6 of Schedule 1.

2.5	Escrow Arrangements

2.5.1	At Completion the Seller and the Buyer shall execute the Escrow Agreement and the Buyer shall pay the Escrow Payment into the Escrow Account, to be held subject to the terms and conditions set out therein.

2.5.2	If a Claim Notice has been validly submitted to the Escrow Agent in accordance with the provisions of the Escrow Agreement before the expiration of the Escrow Period, but the Relevant Claim set forth in such Claim Notice has not been settled or otherwise determined prior to the expiry of the Escrow Period, then unless the Seller Representative of the Seller in respect of which the Relevant Claim has been made (the “Affected Seller Representative") has notified the Escrow Agent that it agrees with the Estimated Claim Amount set out in the Relevant Claim Notice and that such amount should remain in escrow pending settlement or determination of the Relevant Claim notwithstanding the expiry of the Escrow Period, then within 30 days of the expiry of the Escrow Period the Buyer and the Affected Seller Representative shall jointly instruct a Queen’s Counsel in the manner as set out in Clauses 13.6.5 to 13.6.7 to give a written opinion as to whether in light of the facts, matters and circumstances set out in the instructions referred to above the Relevant Claim is frivolous or vexatious and whether the Estimated Claim Amount is reasonable (the “QC Opinion”). Within 2 business days of the receipt of the QC Opinion the S1 Representative and the Affected Seller Representative shall provide a Relevant Claim Payment Direction to the Escrow Agent, directing the Escrow Agent to disburse such portion (if any) of the affected Seller’s proportionate interest in the Escrow Funds as exceeds the Estimated Claim Amount that has been declared reasonable in the QC Opinion. For the avoidance of doubt, to the extent that the QC’s Opinion states that the Estimated Claim Amount is reasonable or to the extent that the QC’s Opinion states that the Estimated Claim Amount is less than the amount which he or she believes the Relevant Claim is worth, the Estimated Claim Amount shall remain in escrow pursuant to the terms of the Escrow Agreement.

2.5.3	If at any time during the Earn Out Period the aggregate amount of the cash and cash equivalents and short term investments of the Buyer (less all outstanding cheques or other financial obligations) fall below $35,000,000 (thirty-five million Dollars) the Buyer shall forthwith notify the Sellers of the same and shall at the request of the Sellers either:

(a)	pay the sum of $15,000,000 (fifteen million Dollars) representing the maximum aggregate Earn Out Payment into the Escrow Account; or

(b)	alternatively, at the option of the Buyer, obtain a letter of credit in favour of the Sellers in the amount of $15,000,000 (fifteen million Dollars) representing the maximum Earn Out Payment.

2.6	Earn Out Payment

2.6.1	In addition to the Escrow Payment and Completion Payment, the Buyer agrees to pay the Earn Out Payment to the Sellers within five business days of the determination of EBITDA in accordance with Schedule 7, provided certain EBITDA targets are met, on the basis set out in this Clause 2.6 and subject to the terms of Clause 4 and Schedule 7.

2.6.2	The Earn Out Payment:

(a)	shall not exceed in aggregate the sum of $15,000,000 (fifteen million Dollars);

(b)	shall be apportioned between the Sellers in the Relevant Proportions; and

(c)	shall be calculated on the basis that for every Dollar of EBITDA the Target Group generates during the Earn Out Period in excess of $3,367,924 (three million, three hundred and sixty seven thousand nine hundred and twenty four Dollars) and up to $4,500,000 (four million, five hundred thousand Dollars) the Buyer shall pay to the Sellers $13.25 (thirteen Dollars and twenty five cents).

2.6.3	For the purposes of Clause 2.6.2, EBITDA for the Earn Out Period shall be calculated in accordance with Schedule 7.

3.	CONDITIONS TO COMPLETION

3.1	Conditions

Completion is conditional on the following conditions (the “Conditions”) being satisfied or waived in accordance with Clause 3.3.1 on or before the Completion Date:

3.1.1	the Target Company having cancelled all options of whatever nature which have been granted pursuant to the Mosaic Share Option Scheme in the manner agreed between the Buyer and Sellers at the date hereof;

3.1.2	[Intentionally left blank];

3.1.3	no person having commenced, or given written notice of their intention to commence, any proceedings or investigation against the Sellers, the Buyer or the Target Group Companies for the purpose of prohibiting or otherwise challenging the implementation of the Transaction on the terms envisaged herein;

3.1.4(a)	no person having enacted or proposed any legislation (including any subordinate legislation) which would prohibit or materially restrict the implementation of the Transaction or the operation of any Target Group Company;

3.1.4(b)	no person having enacted or proposed any legislation (including any subordinate legislation) which would prohibit or materially restrict the implementation of the Transaction or the operation of the Buyer;

3.1.5	no fact or circumstance having occurred before Completion which would have a material adverse effect on the condition of the business of any Target Group Company;

3.1.6	there having been no breach of the provisions of Clause 6;

3.1.7	there having been no material breach of any of the Warranties given at the date of this Agreement provided that, for the avoidance of doubt, the disclosure of a new matter, fact, circumstance or document in the Updated Disclosure Letter which was not included in the Disclosure Letter issued at the date of this Agreement shall not be deemed to qualify a Warranty given at the date of this Agreement for these purposes;

3.1.8	there having been no breach of any warranty, confirmation or obligation set out in Clause 11 by the Buyer;

3.1.9	the Buyer having cash and cash equivalents and short term investments (less cheques outstanding or other financial obligations) immediately prior to Completion of at least $72,000,000 (seventy-two million Dollars);

3.1.10	Business Connexion Technology Holdings (Proprietary) Limited having received approval from the South African Reserve Bank in relation to the transfer by Business Connexion Technology Holdings (Proprietary) Limited of its shares in the capital of the Target Company under this Agreement; and

3.1.11	the terms of the Escrow Agreement being agreed between the parties and the Escrow Agent.

3.2	Efforts to satisfy

3.2.1	The Sellers and the Buyers agree to use all reasonable efforts to achieve satisfaction of the relevant Conditions as soon as possible hereafter.

3.2.2	If at any time a party becomes aware of a fact or circumstance that would prevent a Condition being satisfied, they shall immediately inform the other parties.

3.3	Waiver or termination

3.3.1	At any time

(a)	the Buyer may waive any Condition set forth in Clauses 3.1.1, 3.1.3 (in so far as it relates to the Sellers or the Target Group Companies) 3.1.4(a), 3.1.5 to 3.1.7 and 3.1.10; and

(b)	the Sellers may waive any Condition set forth in Clauses 3.1.3 (in so far as it relates to the Buyer) and Clauses 3.1.4(b), 3.1.5, 3.1.8. 3.1.9. and 3.1.10.

3.3.2	If a Condition (except those Conditions set forth in Clause 3.1.3 (in so far as it relates to the Buyer), Clause 3.1.4(b) and Clauses 3.1.8 and 3.1.9) has not been waived by the Buyer in accordance with Clause 3.3.1(a) or has not been satisfied by 2pm on the Long Stop Date, on that date the Buyer by notice to the Sellers may:

(a)	waive the Condition in accordance with Clause 3.3.1(a);

(b)	postpone Completion to a date not more than 10 (ten) business days after the Long Stop Date, so long as all parties agree to do so; or

(c)	terminate this Agreement.

3.3.3	If a Condition (except those Conditions set forth in Clause 3.1.1 and 3.1.3 (in so far as it relates to the Sellers or the Target Group Companies), 3.1.4(a) and 3.1.5 to 3.1.7) has not been waived by the Sellers in accordance with Clause 3.3.1(b) or has not been satisfied by 2pm on the Long Stop Date, on that date the Seller by notice to the Buyer may:

(a)	waive the Condition in accordance with Clause 3.3.1(b);

(b)	postpone Completion to a date not more than 10 (ten) business days after the Long Stop Date, so long as all parties agree to do so; or

(c)	terminate this Agreement.

3.3.4	If Completion is postponed to another date in accordance with Clause 3.3.2, the provisions of this Agreement apply as if that other date is the Long Stop Date.

3.3.5	If this Agreement is terminated pursuant to Clause 3.3.2 or 3.3.3 or otherwise, unless stated otherwise:

(a)	Clauses 1, 12 and 13 shall continue in full force; and

(b)	subject to Clause 3.3.5(a) above each party’s further rights and obligations shall cease immediately on termination.

3.3.6	If the Buyer waives a Condition set out in Clause 3.1.6 or 3.1.7, it shall not be precluded from bringing a Relevant Claim against the Sellers after Completion pursuant to the terms of this Agreement in respect of the breach of Warranty concerned.

3.3.7	For the purposes of Clause 3.1.5, “material adverse effect” means, in respect of a Target Group Company, any change, event or effect materially adverse to the (i) business, (ii) assets, (iii) liabilities, (iv) financial condition, or (v) results of operations, of such Target Group Company but excluding, without limitation (a) any material adverse change in general financial or economic conditions or (b) any matter effected pursuant to and in accordance with the Transaction.

4.	SELLER PROTECTIONS AND OPERATION OF THE TARGET GROUP’S BUSINESS DURING THE EARN OUT PERIOD

4.1	General Principle

The Buyer acknowledges the Sellers’ legitimate interest in the business of the Target Group following Completion respecting the maximisation of the Earn Out Payment and undertakes, subject to applicable fiduciary duties, to act in good faith in relation to the operation of the business of the Target Group having regard to such interest.

4.2	Post Completion Undertakings

4.2.1	Without prejudice to Clause 4.1, during the Earn Out Period the Buyer undertakes to the Sellers that unless the Sellers shall have otherwise given their prior written consent, the Buyer:

(a)	will not do anything intentionally to materially adversely affect the business of the Target Group or its turnover, profits or EBITDA as all such items are defined in the Budget;

(b)	will procure that none of the Target Group Companies passes any resolution to go into voluntary liquidation (except if the Target Group Company is at that time insolvent and a registered insolvency practitioner advises liquidation by reason of insolvency or otherwise as required by applicable law);

(c)	will so far as it is able to procure that none of the Target Group Companies makes any material adverse alteration in the nature, scope or conduct of its business;

(d)	will procure that any service or facilities provided to or by the Target Group will be paid for on arm’s length commercial terms;

(e)	will not materially adversely affect without cause the ability of Johann Dreyer or the management of the Target Group (as identified in the Budget) to execute the Budget; and

(f)	will use all reasonable endeavours to ensure that Johann Dreyer is able to perform all such duties as he is performing at the date hereof in his capacity as Chief Executive Officer of the Target Group (subject to death, disability, or any voluntary resignation by Johann Dreyer or termination for cause in accordance with the terms of his service agreement).

4.2.2	The Sellers shall have the right to receive monthly financial information relating to the performance of the Target Group in a form consistent with that financial information provided to the board of directors of the Target Company at the date of this Agreement. The Sellers shall, acting reasonably, be entitled to raise questions and request further information thereon and the Buyer shall, subject to any confidentiality obligations it may have, promptly provide to the relevant Seller the requested answers and/or information.

4.2.3	During the Earn Out Period the Sellers and the Buyer agree to convene a meeting (to take place either in person or by way of telephone conference call) at least once in every three month period following Completion to discuss matters relating to the Earn Out Payment.

4.2.4	Any of the Sellers or the Buyer may at any time during the Earn Out Period serve notice on all the other Parties by facsimile, but otherwise in accordance with the provisions of Clause 13.3, to convene a meeting (to take place either in person or by way of telephone conference call) within 10 (ten) days of such notice to discuss matters relating to the Earn Out Payment.

4.3	Trigger Events

The following matters shall constitute events which shall cause the Earn Out Payment to become payable in accordance with the provision of Clause 4.4 (“Trigger Events”):

(a)	a resolution being passed or proposed by the Buyer or any Target Group Company for the solvent voluntary winding up of any Target Group Company; or

(b)	the Target Group or the Buyer entering into a transaction or series of transactions (without the prior written consent of the Sellers) which would result in the disposal of a Target Group Company or the business of a Target Group Company.

4.4	Payment pursuant to Trigger Event

4.4.1	If any of the Trigger Events occurs the Buyer will forthwith pay to the Sellers by way of liquidated damages the sum of $15,000,000 (fifteen million Dollars) in cash (to be apportioned between the Sellers in the Relevant Proportions) in full satisfaction of the Buyer’s obligations to pay the Earn Out Payment whereupon all its obligations under the provisions of this Agreement relating to the Earn Out Payment shall be deemed fully discharged and the Earn Out Period shall be deemed to have ended and the provisions of this Agreement relating to the Earn Out Payment shall terminate. The Buyer acknowledges that this represents a reasonable and proper pre-estimate of the loss the Sellers will suffer as a result of any of the Trigger Events occurring.

4.4.2	At any time during the Earn Out Period, the Buyer may at its absolute discretion pay the sum of $15,000,000 (fifteen million Dollars) in cash to the Sellers (to be apportioned between them in the Relevant Proportions) in full satisfaction of its obligations to pay the Earn Out Payment, whereupon all its obligations under the provisions of this Agreement relating to the Earn Out Payment shall be deemed fully discharged and the Earn Out Period shall be deemed to have ended and the provisions of this Agreement relating to the Earn Out Payment shall terminate.

5.	SIGNING AND COMPLETION

5.1	Signing

Upon the execution of this Agreement the Sellers shall deliver to the Buyer each item specified in Part A of Schedule 3 and the Buyer shall deliver to the Sellers’ Solicitors each item specified in Part B of Schedule 3.

5.2	Time and Venue of Completion

Completion shall take place at the offices of the Sellers’ Solicitors three (3) business days after the date on which the last of the Conditions has been satisfied or waived or such shorter period as the parties may agree (the “Completion Date”).

5.3	Sellers’ Completion Obligations

5.3.1	At Completion the Sellers shall give to the Buyer each item specified in Part C of Schedule 3.

5.3.2	The Sellers shall procure that at Completion the Target Company’s directors hold a meeting of the board of directors of the Target Company at which the directors:

(a)	vote in favour of the registration of the Buyer as a member of the Target Company in respect of the Sale Shares (subject to the production of properly stamped transfers);

(b)	appoint each of Matt Hale and Richard Dobb and such other persons as the Buyer may nominate as directors of the Target Company with effect from Completion;

(c)	accept the resignation of each person who is a director of the Target Company immediately prior to Completion with effect from Completion; and

(d)	approve and authorize the execution of all documents set out in Part C of Schedule 3 to which the Target Company is a party.

5.3.3	The Seller shall procure that, immediately after the board meeting referred to in Clause 5.3.2(a) a meeting of the board of each Target Group Company is held to:

(a)	appoint each of Matt Hale and Richard Dobb and such other persons as the Buyer may nominate as directors of such Target Group Company with effect from Completion;

(b)	to accept the resignation of each person who is a director of such Target Group Company immediately prior to Completion with effect from Completion; and

(c)	take such other action as the Buyer may reasonably require including, but not limited to, the authorisation of the execution of a service agreement between Mosaic (UK) and Willem van Biljon.

5.4	Buyer’s Completion Obligations

5.4.1	At Completion the Buyer shall:

(a)	pay the Completion Payment by way of telegraphic transfer of immediately cleared funds to the following account of the Sellers’ Solicitors (who are hereby irrevocably authorised by each of the Sellers to receive their respective Relevant Proportion of the

Completion Payment as set out in column 5 of Schedule 1 and to whom payment will be good and sufficient discharge by the Buyer of all its payment obligations relating thereto);

Bank	Barclays Bank PLC
Branch Address	Cheapside
1-7 King Street
London EC2V 8AU
Swift Number	BARCGB22
Sort Code	20-19-90
Account Number	84412555
Account Name	Weil, Gotshal & Manges Client US$Account

(b)	at the direction and request of the Sellers (which such direction is hereby irrevocably given) pay the Employee Options Cancellation Amount by way of telegraphic transfer of immediately cleared funds to the account specified by the Target Company (inclusive of all Tax payable by the Target Company and its Subsidiaries thereon) being the amount which is payable to the Employee Optionholders in respect of the cancellation of the Employee Options in issue on the Completion Date in accordance with the terms of the Employee Options Cancellation Letters. The Buyer shall procure to the fullest extent possible (whether in its capacity as shareholder or purchaser of the Company or otherwise) that immediately following such payment the Target Company shall arrange for such amount to be distributed to the Employee Optionholders in accordance with the terms of the Employee Option Cancellation Letters and the number of Employee Options held by each Employee Optionholder;

(d)	pay the Escrow Payment into the Escrow Account; and

(e)	deliver to the Sellers’ Solicitors each item specified in Part D of Schedule 3.

5.5	Right to defer

Neither the Buyer nor the Sellers shall be obliged to complete this Agreement unless both the Buyers and the Sellers comply with their obligations pursuant to this Clause 5 and the purchase of all the Sale Shares is completed simultaneously.

6.	SELLERS’ OBLIGATIONS PENDING COMPLETION

Between the execution of this Agreement and Completion the Sellers shall, to the extent that it is reasonably within their capacity so to do, procure that each Target Group Company complies with Schedule 8.

7.	SELLERS’ WARRANTIES

7.1	The Institutional Sellers and The Core Warranties

Subject to Clause 7.4, Clause 8 and Schedule 6:

(a)	the Institutional Sellers severally warrant to the Buyer that each of the Core Warranties is true and accurate at the date of this Agreement. Immediately before Completion, the Institutional Sellers are deemed to warrant to the Buyer that each Core Warranty is true and accurate in all material respects at the date of Completion. For this purpose only, where in such Core Warranty there is an express or implied reference to “the date of this Agreement”, that reference is to be construed as a reference to the “Completion Date”; and

(b)	the several liability of each of the Institutional Sellers for a breach of a Core Warranty pursuant to Clause 7.1 shall be:

(A)	attributed to them in the Relevant Proportions; and

(B)	for the avoidance of doubt, shall not exceed such amount of the Relevant Proportion for which each Institutional Seller may be liable under any Relevant Claim.

7.2	The Management Seller and The Warranties

The Management Seller warrants to the Buyer that each Warranty is true and accurate at the date of this Agreement. Immediately before Completion, the Management Seller is deemed to warrant to the Buyer that each Warranty is true and accurate in all material respects at the date of Completion. For this purpose only, where in such Warranty there is an express or implied reference to “the date of this Agreement”, that reference is to be construed as a reference to the “Completion Date.

7.3	Warranties Generally

7.3.1	Each Warranty is to be construed independently and (except where this Agreement expressly provides to the contrary) is not limited by a provision of this Agreement or another Warranty.

7.3.2	The Sellers shall notify the Buyer in writing of any circumstances arising after the date of this Agreement of which the Sellers become aware which would cause any of the Core

Warranties to become untrue or inaccurate if repeated at Completion and the Management Sellers shall immediately notify the Buyer in writing of any circumstances arising after the date of this Agreement of which it becomes aware which would cause any of the Warranties to become untrue or inaccurate if repeated at Completion. Such notification shall not have the effect of remedying the breach of the Warranty concerned.

7.4	Disclosure Letter

7.4.1	The Warranties other than the Tax Warranties provided at the date of this Agreement are qualified by the facts and circumstances fairly disclosed in the Disclosure Letter. The Warranties provided immediately before Completion will be qualified by the facts and circumstances fairly disclosed in the Disclosure Letter as delivered at the date of this Agreement and the Disclosure Letter as updated at Completion (the “Updated Disclosure Letter”) providing that Part 1 of the Updated Disclosure Letter (General Disclosures) shall not contain any new categories of General Disclosures not referred to in the Disclosure Letter given at the date of this Agreement.

7.4.2	In relation to the Tax Warranties:

(a)	a fact or circumstance disclosed in the Disclosure Letter or the Updated Disclosure Letter which discloses a liability to Tax or a potential liability to Tax which arises by reason of an event prior to Completion but which has not been satisfied on or prior to Completion shall not qualify the Tax Warranties; and

(b)	other than as described in (a) above, the facts and circumstances disclosed in the Disclosure Letter shall qualify the Tax Warranties provided at the date of this Agreement, and the facts and circumstances disclosed in the Updated Disclosure Letter shall qualify the Tax Warranties given at Completion.

7.5	Waiver of Rights

7.5.1	Subject to Clause 7.5.2 and save in the event of fraud, breach of statutory duty, negligence, willful non-disclosure or willful inaccurate disclosure, the Sellers otherwise irrevocably waive and may not enforce all other rights which they may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice supplied or given by a director, officer or employee of a Target Group Company for the purpose of assisting the Sellers to give a Warranty or prepare the Disclosure Letter or the Updated Disclosure Letter and for the avoidance of doubt, no director of a Target Group Company appointed at or after Completion shall have any liability of any nature relating thereto.

7.5.2	No Seller shall bring a claim against a director, officer or employee of a Target Group Company for fraud, breach of statutory duty, negligence, willful non-disclosure or willful inaccurate disclosure which is permitted pursuant to Clause 7.5.1 until such time as the Sellers have in aggregate paid damages to the Buyer in respect of claims for breaches of Warranty which when aggregated exceed $350,000 (three hundred and fifty thousand Dollars) in which case a Seller shall be able to bring a claim against a director, officer or employee of a Target Group Company for the whole sum such Seller has paid in damages to the Buyer to the extent that such director, officer or employee has been fraudulent, breached his/her statutory duty, been negligent, willfully failed to make a disclosure or willfully made an inaccurate disclosure.

7.5.3	The Sellers irrevocably waive and may not enforce any rights which they may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice supplied or given by a Target Group Company for the purpose of assisting the Sellers to give a Warranty or prepare the Disclosure Letter or the Updated Disclosure Letter.

8.	LIMITATIONS ON THE SELLERS’ LIABILITY

8.1	General Principle

Notwithstanding anything in this Agreement to the contrary, the provisions of this Clause 8 and Schedule 6 shall operate to limit the liability of the Sellers in respect of a Relevant Claim by the Buyer.

8.2	Minimum Claim Threshold

8.2.1	The Sellers shall not be liable in respect of a Relevant Claim unless the amount that would otherwise be recoverable from the Sellers in respect of that Relevant Claim, when aggregated with any other amount or amounts recoverable in respect of other Relevant Claims, exceeds $350,000 (three hundred and fifty thousand Dollars) (the “Threshold”) in which case the Buyer shall be entitled to claim the whole of such sum and not just the excess.

8.2.2	Once the value of Relevant Claims notified by the Buyer exceeds the Threshold the Seller shall only be liable in respect of an individual Relevant Claim to the extent that it exceeds US$10,000, in which case the Buyer shall be entitled to claim the whole of such sum and not just the excess.

8.2.3	For the avoidance of doubt, amounts for which the Sellers have no liability as a consequence of the operation of this Clause shall not be capable of constituting a Relevant Claim or increasing the amount of such Relevant Claim for the purpose of this Clause.

8.3	Maximum Liability

8.3.1	Subject always to Clause 8.3.4, the liability of each Seller in respect of all or any Relevant Claims in relation to a breach of the Title Warranty, whether or not such Relevant Claims are brought simultaneously or at different times, shall be limited to 100% of the portion of the Warranty Limitation Amount paid to such Seller under this Agreement.

8.3.2	Subject always to Clause 8.3.4, the liability of each Seller in respect of all or any Relevant Claims in relation to a breach of any Core Warranty (other than the Title Warranty), whether or not such Relevant Claims are brought simultaneously or at different times, shall be limited to 80% of the portion of the Warranty Limitation Amount paid to such Seller under this Agreement.

8.3.3	Subject always to Clause 8.3.4, the liability of the Management Seller in respect of all or any Relevant Claims in relation to a breach of the Warranties other than the Core Warranties, whether or not such Relevant Claims are brought simultaneously or at different times, shall be limited to an amount equal to the portion of the Warranty Limitation Amount paid to the Management Seller under this Agreement.

8.3.4	In no event shall the aggregate maximum liability of any Seller for all or any Relevant Claims exceed the portion of the Warranty Limitation Amount paid to such Seller by the Buyer pursuant to the Agreement, whether or not such Relevant Claims are brought simultaneously or at different times.

8.4	Adjustments in respect of Tax Warranty Liabilities

8.4.1	In respect of any Relevant Claim relating to the breach of a Tax Warranty, the amounts in Clauses 8.2.1 and 8.2.2 and, for the purposes of Clause 8.3, the Purchase Price, shall be increased by any amount received by or applied for the benefit of the Sellers by way of repayment or set off under paragraph 15 (Overprovisions) of Schedule 6.

8.4.2	The limitations in Clause 8.3 shall not apply to any liability of the Sellers in respect of a Relevant Claim relating to the breach of a Tax Warranty where the breach gives rise to a liability to Tax in any of the Target Group Companies which is primarily the liability of or is attributable to a person other than any of the Sellers.

8.5	Time Limits

Subject to Clause 8.5, the Sellers shall not be liable for a Relevant Claim unless the Buyer has given the Sellers written notice of the Relevant Claim, stating in reasonable detail the nature of the Relevant Claim and, if practicable, an estimate of the amount claimed on or before:

(a)	in the case of a Relevant Claim relating to the Title Warranty, the date falling 6 years after the Completion Date;

(b)	in the case of a Relevant Claim relating to a Tax Warranty, the date falling 4 years after the Completion Date;

(c)	in the case of a Relevant Claim relating to the breach of an Intellectual Property Warranty, the date falling 18 months after the Completion Date; or

(d)	in the case of a Relevant Claim relating to the breach of any other Warranty not referred to in Clauses 8.4(a), (b) or (c) above, 30 November 2005.

8.6	Unlimited Time

Notwithstanding the limitations set out in Clause 8.4, the Buyer shall not be prohibited in bringing a claim against a Seller for a breach of Warranty after the expiry of the limitations set out therein where such claim is based on a fraud committed by such Seller in giving such Warranty PROVIDED THAT such Seller shall only be liable for such breach of Warranty if a court judicially determines that the Seller committed fraud in giving such Warranty or the Buyer and relevant Seller otherwise agree. Acts of fraud by one Seller shall not be imputed or attributable to any other Seller or Sellers and for the avoidance of doubt liability for any fraudulent act shall rest solely with the Seller in respect of whom a judicial determination of fraud has been made.

9.	BUYER’S REMEDIES FOR THE SELLERS’ BREACH

9.1.1	Subject to the limitations in respect of the liabilities of each Seller individually and the Sellers collectively set out in Clauses 7.1, 7.2, 8, 9.1.2 and Schedule 6, each Seller shall severally indemnify and keep indemnified the Buyer in respect of all losses, liabilities, claims, proper and reasonable costs, charges and proper and reasonable expenses suffered or incurred by the Buyer or a Target Group Company arising directly out of a breach of Warranty.

9.1.2	For the avoidance of doubt, the parties have agreed that the Buyer shall not be able to recover pursuant to Clause 9.1.1 in respect of any indirect losses (including, but not limited to diminution in the value of the Buyer’s shares) as a result of the circumstances giving rise to a breach of Warranty under this Agreement.

10.	SELLERS’ UNDERTAKINGS

10.1	Confidential Business Information

10.1.1	With effect from the date of this Agreement up to, including and after Completion, each Seller shall:

(a)	not use or disclose to a person Confidential Business Information they have acquired as a result of the ownership of the Sale Shares, the Transaction or otherwise; and

(b)	use their reasonable endeavours to prevent the use or disclosure of Confidential Business Information.

10.1.2	The Management Seller shall use its reasonable endeavours to the extent possible to procure that each of its Affiliates comply with Clause 10.1.1.

10.1.3	Clause 10.1.1 does not apply to:

(a)	disclosure of Confidential Business Information to a director, officer, employee, worker or consultant of a Seller or a Target Group Company whose function requires him to have the Confidential Business Information;

(b)	use or disclosure of Confidential Business Information required to be used or disclosed by law or regulation;

(c)	disclosure of Confidential Business Information to an adviser for the purpose of advising the Sellers (or any of them) but only on terms that Clause 10.1.1 applies to use or disclosure by the adviser; or

(d)	Confidential Information which becomes publicly known except by the Sellers’ breach of Clause 10.1.1 or 10.1.2.

10.2	Non-Competition

10.2.1	For three years starting on the Completion Date the Management Seller covenants with the Buyer that it shall not directly or indirectly:

(a)	operate, or be engaged, concerned or interested in or assist, a business which competes directly or indirectly with a business of a Target Group Company as operated at the Completion Date in a territory in which such business is operated at that date, whether alone or jointly with, through or as manager, adviser, consultant or agent for another person; or

(b)	in competition with a business of a Target Group Company as operated at the date of this Agreement either seek to obtain orders from, or do business with, or encourage directly or indirectly another person to obtain orders from or do business with, a person who has been a customer of a Target Group Company at any time during the 12 months before the date of this Agreement.

10.2.2	The restrictions in Clause 10.2.1 :

(a)	shall not prevent the Management Seller from holding and acquiring or holding an interest in another business (for investment purposes only) part of which are in competition with the Company provided that such part does not represent more than 5 per cent of such business by revenue;

(b)	shall not apply where the Management Seller operates, is engaged, concerned or interested in a business which competes with the business of a Target Group Company at the date of this Agreement and it’s position, role and duties therein are not such that it competes with the business of any Target Group Company;

(c)	shall only apply for a period of two years from the date of Completion in circumstances where either Johann Dreyer and/or Willem Van Biljon is dismissed without cause by the Target Group Company (as so determined by a court of competent jurisdiction or as admitted by the Target Group Company).

10.2.3	For three years starting on the Completion Date, the Management Seller covenants with the Buyer that it shall not directly or indirectly:

(a)	use for any purpose any Target Group Company name, trade or business name, or logo used by a Target Group Company at any time during the two years up to and including Completion;

(b)	knowingly do or say anything which is harmful to a Target Group Company’s reputation or goodwill subsisting at the date of this Agreement; or

(c)	in connection with a business which competes with a business of a Target Group Company operated at the Completion Date, except where such person responds to an advertisement which is part of a recruitment exercise (without direct suggestion by the Management Seller): engage, employ, solicit or contact with a view to his engagement or employment by another person, a director, officer, employee or manager of a Target Group Company or a person who was a director, officer, employee or manager of a Target Group Company at any time during the 12 months before the Completion Date in either case where the director, officer, employee, manager or person either has Confidential Business Information or would be in a position to exploit a Target Group Company’s trade connections.

10.2.4	For two years starting on the Completion Date, the Institutional Sellers severally covenant with the Buyer that they shall not directly or indirectly:

(a)	use for any purpose any Target Group Company name, trade or business name, or logo used by a Target Group Company at any time during the two years up to and including Completion; or

(b)	knowingly do or say anything which is harmful to a Target Group Company’s reputation or goodwill subsisting at the date of this Agreement; or

(c)	in connection with a business which competes with a business of a Target Group Company operated at the Completion Date except where the individual responds to an advertisement which is part of a recruitment exercise (without direct suggestion by the relevant Institutional Seller) or otherwise with the prior consent of the Buyer, engage, employ, solicit or contact any of Johann Dreyer, Willem Van Biljon, Jan Kruger, Francois van Schoor, Pieter du Toit, Izak Cronje, Grant Wyatt, Charles McIver, Dean Jordaan, Albert Oosthuizen, Gerhard Oosthuizen, and Jeanne Maartens with a view to their engagement or employment by another Person.

10.2.5	Each restriction in Clauses 10.2.1, 10.2.2, 10.2.3 and 10.2.4 constitutes an entirely independent restriction on the Institutional Sellers or the Management Seller (as the case may be).

10.2.6	The undertakings given by the Sellers to the Buyer pursuant to this Clause 10 are given to the Buyer for itself and as agent and trustee for each Target Group Company.

10.2.7	Each of the covenants in this Clause 10 is considered fair and reasonable by the parties, but if any restriction shall be found to be unenforceable but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and effective.

10.2.8	The consideration for the undertakings contained in this Clause 10 is included in the Purchase Price.

11.	BUYER’S WARRANTIES AND CONFIRMATION

11.1	Warranty

11.1.1	The Buyer warrants to the Sellers at the date of this Agreement that:

(a)	it has the right, power and authority and has taken all action necessary to execute and deliver, and to exercise its rights and perform its obligations under this Agreement and each document to be executed at or before Completion;

(b)	no consent or approval by, notice to or registration with any governmental or other authority is required on the part of the Buyer in connection with the execution of this Agreement or the consummation of the transaction as contemplated in it; and

(c)	its obligations under this Agreement and each document to be executed by it at Completion will, when executed, constitute lawful, valid and binding obligations on it.

11.1.2	Immediately before Completion, the Buyer is deemed to warrant to the Sellers that each warranty set forth in Clauses 11.1.1(a), (b) and (c) is true and accurate at the Completion Date.

11.2	Confirmation

11.2.1	The Buyer confirms to the Sellers that at the date of this Agreement, it is not aware of any matter or circumstance which might constitute a breach of any of the Warranties (save as set out in the Disclosure Letter).

11.2.2	Save as otherwise notified by the Buyer to the Sellers or as set out in the Updated Disclosure Letter, the Buyer confirms to the Sellers immediately before Completion that it is not aware of any matter or circumstance which might constitute a material breach of any of the Warranties at the Completion Date.

12.	GOVERNING LAW AND JURISDICTION

12.1	Governing Law

This Agreement is governed by, and shall be construed in accordance with, the laws of England.

12.2	Jurisdiction

12.2.1	In relation to any Proceedings arising out of or in connection with this Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the English courts and waives any objection to Proceedings in such courts on the grounds of venue or on the grounds that Proceedings have been brought in an inappropriate forum.

12.3	Service of Process

12.3.1	Each party irrevocably agrees with the other that any Service Document may be sufficiently and effectively served on it in connection with any Proceedings in England and Wales by service on its process agent.

12.3.2	For the purposes of this Clause, the Buyer appoints as its process agent in connection with Proceedings in England and Wales, Law Debenture Corporate Services Limited whose address is Fifth Floor, 100 Wood Street, London EC2V 7EX.

12.3.3	For the purposes of this Clause, the Sellers (except for Nederlandse Financierings – Maatschappij Voor Ontwikkelingslanden N.V. (“FMO”)) appoint as their process agent in connection with Proceedings in England and Wales, WG&M Secretaries Limited whose address is One South Place, London, EC2M 2WG. For the purposes of this Clause, FMO appoint as their process agent in connection with Proceedings in England and Wales Royal Netherlands Embassy, F.a.o. Mrs. Paulo Huizing, 38 Hyde Park Gate, London SW7 5DP.

12.3.4	Each party agrees to maintain the appointment of its process agent (and any replacement process agent appointed pursuant to this Clause) and that it shall not withdraw the appointment of any such process agent until its replacement shall have been validly appointed and the name and address of the replacement process agent notified to the other party.

12.3.5	If the process agent referred to in Clause 12.3.2 or 12.3.3 (or any replacement process agent appointed pursuant to this Clause) at any time ceases for any reason to act as such, his appointor shall appoint a replacement process agent with an address for service in England or Wales, and shall notify the other party of the name and address of the replacement process agent. If a party (“Defaulting Party”) fails to appoint a replacement process agent or notify the other party of the name and address of a replacement process agent as required by this Clause, the other party shall be entitled by notice to the Defaulting Party to appoint such a replacement process agent to act on the Defaulting Party’s behalf. The Defaulting Party shall bear all the costs and expenses of replacement process agent appointed by the other party in these circumstances.

12.3.6	Any Service Document served pursuant to this Clause shall be marked for the attention of the relevant process agent appointed pursuant to this Clause and addressed to the address set out in Clause 12.3.2 or 12.3.3 (as the case may be) or to his address notified pursuant to Clause 12.3.4 or 12.3.5 (as the case may be).

12.3.7	Any Service Document marked for the attention of the relevant process agent and addressed to the address set out in Clause 12.3.2 or 12.3.3 (as the case may be) or at the address notified pursuant to Clause 12.3.4 or 12.3.5 (as the case may be) pursuant to Clause 12.3.6 shall be deemed to have been duly served if:

(a)	left at such address, when it is left; or

(b)	sent by courier, 5 (five) business days after the date it has been sent.

12.3.8	Each party shall send by courier to the other party a copy of any Service Document served by it (or on its behalf) on a process agent pursuant to this Clause, but no failure or delay in doing so shall prejudice the effectiveness of service of the Service Document in accordance with this Clause.

12.3.9	Each party agrees that failure by any process agent to give notice of any process to it or give a copy of any Service Document served on it shall not impair the validity of such service or of any Proceedings based on that process.

12.3.10	Nothing contained in Clauses 12.3.1 to 12.3.9 affects the right to serve a Service Document in another manner permitted by law (excluding by post).

13.	MISCELLANEOUS PROVISIONS

13.1	Announcements

13.1.1	No party may make or send a public announcement, communication or circular concerning the transactions referred to in this Agreement or in relation to its provisions unless it has first obtained the other parties’ written consent (not to be unreasonably withheld, conditioned or delayed).

13.1.2	The restrictions in this Clause shall not apply to a public announcement, communication or circular if the public announcement, communication or circular is:

(a)	made or sent to any Affiliate of such party; or

(b)	made or sent to any outside consultants or advisers engaged by or on behalf of such party and acting in that capacity; or

(c)	required by the rules of a relevant and recognised stock exchange or regulatory or governmental body to which the relevant party submits, whether or not the requirement for information has the force of law, if the party required to make or send it has, if practicable, first consulted and taken into account the reasonable requirements of the other party; or

(d)	required by any applicable laws or pursuant to an order of any court of competent jurisdiction if the party required to make or send it has, if practicable, first consulted and taken into account the reasonable requirements of the other parties; or

(e)	made or sent to any insurer under a policy of insurance; or

(f)	made or sent to directors, employees and officers of such party or of its Affiliates.

13.2	Confidentiality

13.2.1	Each party shall at all times:

(a)	use its reasonable endeavours to keep all data or information (whether technical, commercial or financial) acquired under or pursuant to this Agreement (including information relating to the other party’s products, operations, processes, plans or intention, product information, know-how, design rights, trade secrets, market opportunities and business affairs) strictly confidential and shall not disclose this to any other person; and

(b)	not use any data or information referred to in paragraph (a) above for any purpose other than in relation to the proper performance of its obligations and exercise of its rights under this Agreement.

13.2.2	The provisions of this Clause shall not apply to:

(a)	any information in the public domain otherwise than by breach of this Agreement;

(b)	information in the possession of a party before that information was disclosed to it by or on behalf of the other party and which was not obtained under any obligation of confidentiality;

(c)	information obtained from a third party who is free to disclose the same, and which is not obtained under any obligation of confidentiality; and

(d)	information required to be disclosed by law or regulation.

13.2.3	A party shall be entitled to disclose any data or information referred to above without the prior written consent of the other parties if such disclosure is made in good faith:

(a)	to any Affiliate of such party, having made it aware of the requirements of this Clause; or

(b)	to any outside consultants or advisers engaged by or on behalf of such party and acting in that capacity, having made them aware of the requirements of this Clause; or

(c)	to the extent required by the rules of a relevant and recognised stock exchange or regulatory or governmental body to which the relevant party submits, whether or not the requirement for information has the force of law; or

(d)	to the extent required by any applicable laws or pursuant to an order of any court of competent jurisdiction; or

(e)	to any insurer under a policy of insurance; or

(f)	to directors, employees and officers of such party having made them aware of the requirements of this Clause,

Provided that any such information disclosed pursuant to paragraph (c) or (d) above, shall be disclosed only if the party has, if practicable, first consulted and taken into account the reasonable requirements of the other parties.

13.2.4	The restrictions contained in this Clause 13 shall continue to apply after the date of this Agreement without limit in time.

13.3	Notices

13.3.1	All notices and other communications under this Agreement shall be in writing and delivered by hand or courier or by facsimile during the normal office hours of the recipient to the address or fax number set out in this Clause below or to such other address or fax number as may be notified by one party to the other parties by a like notice hereunder delivered personally by courier or facsimile, addressed as follows:

(a)	Macchiato Investments Limited

c/o Insinger Corporate Services (BVI) Limited Beaufort House PO Box 438 Road Town Tortola British Virgin Islands

For the attention of: Johanna Amrein Fax number: +41 22 807 2005

(b)	Business Connexion Technology Holdings (Proprietary) Limited

PQ Park 789 16th Road Randjespark Midrand South Africa

For the attention of: Chief Financial Officer Fax number: +27 (11) 266 5400

(c)	GE Capital Equity Investments Limited

Century Yard, Cricket Square Hutchins Drive P.O. Box 2681 GT George Town, Grand Cayman Cayman Islands, British West Indies

With a copy to:

GE Capital Clarges House 6-12 Clarges Street London W1X 8DH

For the attention of: Sherwood Dodge and Jennifer Buckley

Fax number: +44 20 7302 6936

(d)	Nederlandse Financierings – Maatschappij Voor Ontwikkelingslanden N.V.

Anna van Saksenlaan 71 2593 HW The Hague The Netherlands

and

PO Box 93060 2509 AB The Hague The Netherlands

For the attention of: The Equity Department Fax number: +31 (0) 070 324 61 87

(e)	GTD Investments LLC

7231	West Mercer Way Mercer Island, Washington 98040 USA

For the attention of: Paul Maritz

Fax number: +1 206 232 0275

In the case of any notice or communication sent to any parties set forth in (a) to (e) above, with a copy (for information purposes only) to:

Weil, Gotshal & Manges One South Place London EC2M 2WG For the attention of: William Rosen, Esq.

Fax number: +44 20 7903 0990

(f)	Buyer

S1 Corporation 3500 Lenox Road Suite 200 Atlanta, Georgia 30326 USA For the attention of: Richard Dobb, Esq. General Counsel & Secretary

Fax number: +1 404 923 6717

with a copy (for information purposes only) to:

Hogan & Hartson One Angel Court London EC2R 7HJ

England For the attention of: Sean P. Harrison, Esq.

Fax number: +44 20 7367 0220

and

Hogan & Hartson L.L.P. Columbia Square 555 Thirteenth Street N.W. Washington, DC 20004-1109

For the attention of: Stuart Stein, Esq and Daniel R. Keating, Esq.

Fax number: +1 202 637 5910

13.3.2	A notice or other communication delivered by hand shall be deemed to have been given when delivered.

13.3.3	A notice sent by courier shall be deemed to have been given 5 (five) business days after it has been sent.

13.3.4	A notice given by facsimile shall be deemed to have been given when the facsimile was sent provided that an appropriate machine generated confirmation of full receipt was received by the sender within the normal office hours of the recipient.

13.3.5	A notice sent by e-mail shall not be deemed to have been given or delivered.

13.4	Language

13.4.1	The language of this Agreement shall be English and all documents, notices, waivers and all other written communication or otherwise between the parties in connection with this Agreement shall be in English.

13.4.2	If this Agreement is translated into another language, the English language text shall prevail.

13.5	Late Payments and Default Interest

If a party fails to pay any amount payable by it under this Agreement, it shall forthwith on demand by the party to whom the payment was due to be made to pay interest on the overdue amount from the due date up to the date of actual payment, after as well as before judgment, at a rate equal to 2 (two) per cent above the UK base lending rate of Barclays Bank PLC from time to time. Such interest shall accrue on a daily basis and be compounded monthly.

13.6	Set-off

13.6.1	A payment made under this Agreement by one party to the other shall be made gross, free of any right of counterclaim or set-off and without deduction or withholding of any kind, other than any deduction or withholding required by law.

13.6.2	If any payment made by the Sellers to the Buyer under Clause 6 in respect of a breach of any of the Warranties shall be subject to Tax in the hands of the Buyer, the Sellers shall pay to the Buyer such additional amount as shall be required to ensure that the total amount paid, less any Tax chargeable on such amount, is equal to the amount that would otherwise be payable under this Agreement;

13.6.3	Notwithstanding Clause 13.6.1 and subject to Clauses 13.6.4, 13.6.5 and 13.6.6 and Schedule 6, the Buyer shall be entitled to set-off the Earn Out Payment against any Relevant Claim it has notified to the relevant Seller prior to the due time for payment thereof pursuant to Clause 2.6:

(a)	in an amount which the Buyer and the relevant Seller expressly so agree in writing; or

(b)	in an amount which a court of competent jurisdiction has awarded to the Buyer by way of damages in respect of such Relevant Claim.

13.6.4	If the Buyer has notified a Seller of a Relevant Claim prior to the due time for the payment of the Earn Out Payment pursuant to Clause 2.6 but BEFORE:

(a)	the relevant Seller and the Buyer have either agreed to settle the Relevant Claim and determined the amount of the Earn Out Payment to be set-off pursuant to Clause 13.6.3; or

(b)	the Relevant Claim has been determined by a court of competent jurisdiction,

and the amount of such Relevant Claim when aggregated with all other Relevant Claims notified to the Sellers exceeds the amount of the Escrow Payment being held in the Escrow Account (such excess amount of the Relevant Claims being defined as the “Escrow Deficit”) then subject to Clause 13.6.5, the Escrow Deficit shall be placed in escrow under the terms of the Escrow Agreement by way of a set-off against the Earn Out Payment until such time as such Relevant Claim is settled by the relevant Seller and the Buyer or a court of competent jurisdiction awards a judgment against the Buyer or the relevant Seller which is not capable of appeal.

13.6.5	If:

(a)	the Buyer and the relevant Seller are unable to agree the amount (if any) of the Earn Out Payment to be placed in escrow pursuant to Clause 13.6.4, or

(b)	the Buyer and Affected Seller Representative are required to instruct a Queen’s Counsel pursuant to Clause 2.5.2,

they shall refer the dispute to a Queens Counsel (or if such no longer exists a senior barrister of at least ten (10) years standing) (the “Expert”) the identity of which shall be mutually agreed by the Buyer and the relevant Seller. If the Buyer and the relevant Seller are unable to agree the identity of the Expert within 10 Business Days of his appointment having first been discussed between the relevant Seller and the Buyer, either party may refer the decision of the choice of Expert to the President for the time being of the Law Society of England and Wales. Within 10 Business Days of his appointment the Expert shall determine the amount of the Earn Out Payment to be placed in escrow pursuant to Clause 13.6.4.

13.6.6	The costs of the Expert shall be met in equal proportions by the relevant Seller and the Buyer or as the Expert shall otherwise determine.

13.6.7	The Sellers and the Buyer agree to co-operate to provide the Expert with such information as he may reasonably request to make his determination pursuant to Clause 13.6.5.

13.7	Assignments

13.7.1	Except as provided in Clause 13.7.3 a party shall not assign, transfer, create any Encumbrance in or over, or deal in any other manner with (or purport to do any of these things) this Agreement or a right or obligation under this Agreement without having first obtained the other Parties written consent.

13.7.2	Each party is entering into this Agreement for its benefit and not for the benefit of another person.

13.7.3	The Buyer shall be entitled to assign its rights under this Agreement to any of its wholly-owned subsidiaries provided that it shall procure that any such wholly-owned subsidiary to whom it assigns any of its rights under this Agreement shall assign such rights back to that party immediately prior to it ceasing to be a wholly-owned subsidiary PROVIDING THAT such an assignment shall only be permitted prior to the payment of the Earn Out Payment if the Buyer provides a parent company guarantee of the assignee’s payment obligation relating thereto in a form and substance reasonably satisfactory to the Sellers.

13.7.4	This Agreement shall be binding upon, and inure to the benefit of the parties and their respective successors and their permitted assignees.

13.8	Further Assurance

Each party shall do and execute, or arrange for the doing and executing of, each necessary act, document and thing and as may be reasonably requested of it by the other party by written notice to implement this Agreement.

13.9	Costs

Each party shall pay its own costs relating to the negotiation, preparation, execution and implementation by it of this Agreement and of each document referred to in it.

13.10	Amendments

This Agreement may not be amended except by written agreement between the parties and no other purported amendment shall be effective.

13.11	No Waiver

13.11.1	No waiver by a party of any default or defaults by another party in the performance of any of the provisions of this Agreement:

(a)	shall operate or be construed as a waiver of any other or further default or defaults whether of a like or different character; or

(b)	shall be effective unless in writing duly executed by a duly authorised representative of such party.

13.11.2	Neither the failure by a party to insist on any occasion upon the performance of the terms, conditions, and provisions of this Agreement nor time or other indulgence granted by one party to another shall act as a waiver of such breach of acceptance of any variation or the relinquishment of any such right or any other right under this Agreement, which shall remain in full force and effect.

13.12	Entirety

This Agreement constitutes the entire agreement between the parties in relation to the sale and purchase of the Sale Shares and supersedes any previous agreement between the parties in relation to the sale and purchase of the Sale Shares which shall cease to have any further effect. It is agreed that:

(a)	no party has entered into any document in reliance on any statement, representation, warranty or undertaking which is not set out or referred to in this Agreement;

(b)	in the absence of fraud, no party shall have any remedy in respect of any untrue statement, made to it or its representatives or agents by the other parties, prior to this Agreement and on which it or they relied other than the warranties or undertakings set out or referred to in this Agreement and such parties only remedy in respect of warranties and undertakings set out shall be damages for breach of contract; and

(c)	this Clause 13.12 shall not exclude any liability for fraudulent misrepresentation.

13.13	Liabilities, Rights and Remedies

13.13.1	Except to the extent they have been performed and except where this Agreement expressly provides to the contrary, the obligations (including all warranties and indemnities) contained in this Agreement remain in force notwithstanding completion of this Agreement.

13.13.2	The parties agree that no term of this Agreement shall be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to this Agreement.

13.14	Severability

If any provision of this Agreement is held to be illegal or unenforceable, wholly or partly, under any applicable law, such provision, or, as the case may be, part of such provision, shall to that extent be deemed not to form part of this Agreement. The enforceability of the remainder of this Agreement, however, shall not be affected.

13.15	Counterparts

This Agreement may be executed in any number of counterparts (including facsimile counterparts) each of which when executed and delivered is an original, but all the counterparts together constitute the same document.

[Signatures follow Schedules]

SCHEDULE 1

DETAILS OF THE SELLERS, THEIR SHAREHOLDINGS AND PROPORTIONATE

LIABILITY

					6
					Entitlement
					to
	2	3	4		Completion
	Number of	Number “B”	Number of		Payment
	Ordinary	Ordinary	Preference		(before
	Shares	Shares	Shares	5	deduction of
	legally and	legally and	legally and	Relevant	Employee
	beneficially	beneficially	beneficially	Proportions	Options
	owned by	owned by	owned by	(to 10	Cancellation
1	Sellers at	Sellers at	Sellers at	decimal	Amount)
Name of Sellers	Completion	Completion	Completion	places)	($)
Macchiato Investments Limited	1,784,990			28.95841905	8,180,753.38
Business Connexion Technology Holdings (Proprietary) Limited	2,100,010		19,091	37.1662706	10,499,471.45
GE Capital Equity Investments Limited			152,727	24.7773515	6,999,601.80
Nederlandse Financierings - Maatschappij Voor Ontwikkelingslanden N.V.		367,500		5.962060852	1,684,282.19
GTD Investments LLC		2,386	19,091	3.135897998	885,891.18

SCHEDULE 2

INFORMATION ABOUT THE TARGET COMPANY

AND THE SUBSIDIARY UNDERTAKINGS

PART 1: The Target Company

Registered number	03988696

Date of incorporation	9 May 2000

Place of incorporation	England and Wales

Address of registered office	12 Plumtree Court
London
EC4A 4HT

Type of company	Private company limited by shares

Authorised share capital	£638 divided into:
3,855,000 Ordinary Shares of
£0.0001 each
579,099 B Ordinary Shares of
£0.0001 each
190,909 Preference Shares of
£0.001 each

Issued share capital	£618 comprising of:
3,855,000 Ordinary Shares of
£0.0001 each
369,886 B Ordinary Shares of
£0.0001 each
190,909 Preference Shares of
£0.001 each

Directors	Sherwood Perry Dodge
Johann Jacques Le Roux Dreyer
Willem Adriaan Jansen Van Rensburg
Paul Alistair Maritz
Willem Robert Van Biljon

Secretary	Jordan Company Secretaries Limited

Accounting reference date	31 May

Auditors	PricewaterhouseCoopers

Tax residence	UK

VAT registration no.	727631331

Charges	None

List of Subsidiaries	Mosaic (UK) and Mosaic Software,
Inc.

PART 2: The Subsidiaries

Mosaic (UK)

Registered number	03630104

Date of incorporation	11 September 1998

Place of incorporation	England and Wales

Address of registered company	12 Plumtree Court
London
EC4A 4HT

Type of company	Private company limited by
shares

Authorised share capital	£1,000 divided into 1000
Ordinary Shares of £1 each

Issued share capital	£1,000 divided into 1000
Ordinary Shares of £1 each

Percentage owned by the Target Company (*denotes indirect ownership)	100%

Directors	Johann Le Roux
Jan Willem
Willem Robert

Secretary	Jordan Company Secretaries
Limited

Accounting reference date	31 May

Auditors	PricewaterhouseCoopers

Tax residence	UK

VAT registration no.	727631331

Charges	(1) Barclays Bank PLC
fixed charge over all
deposits in account number
90287180.

(2) Great Plains Software
UK LLC and Great Plains
Software Inc. charge over
a rent deposit of
£77,726.00

(3) Barclays Bank Plc
fixed charge over all
deposits in business
premium account number
70534676.

Mosaic Software, Inc.

Registered number	P95000080939

Date of incorporation	20 October 1995

Place of incorporation	Florida, USA

Principal address of the Company	800 Fairway Drive
Suite 198
Deerfield Beach, FL 33441
USA

Type of company	Corporation

Authorised share capital	2,000 shares common
stock, par value $.01 per
share
10,000 shares preferred
stock, par value $.01 per
share

Issued share capital	100 shares common stock
556 shares preferred stock

Percentage owned by the Target Company	100%

Director	Johann Dreyer

Registered Agent	Johann Dreyer
7300 Annapolis Lane
Parkland, FL33067
USA

Accounting reference date	31 May 2005

Auditors	PricewaterhouseCoopers

Tax residence	Florida

Federal Tax ID No.	65-0613823

Charges	None

PART 3: The Branches

Mosaic S.A.

Registered external company number	2000/028217/10

Date of registration as an external company	08/11/2000

Place registration as external company	South Africa

Registered Physical Address in South Africa	Mosaic House
Belmont Park
Belmont Road
Rondeubosch
Cape Town
7700

Registered Postal Address in South Africa	PO Box 124
Rondebosch
7701

Type of company	External Company

Directors	Willem Robert van Biljon
Johann Jacques le Roux Dreyer
Jan Jacobus Willem Kruger

Local Secretary	Gadija Salie

Accounting reference date	31 May

Auditors	PricewaterhouseCoopers, Inc.

Person resident in South Africa authorized to accept service of process	Gadija Salie

Tax residence	South Africa

VAT registration no.	4790190864

Charges	None

Mosaic Software (UK) Australian branch

Australian Registered Body Number	095 749 821

Australian Business Number	67 095 749 821

Date of registration as an external company	30/01/01

Date of registration as foreign company	Australia

Registered Physical Address in Australia	Gaddie Metz & Kahn
Level 1, GMK House
36-40 La Trobe St
Melbourne
Victoria 3000

Registered Postal Address in Australia	As above

Type of company	UK company registered in
Australia as a foreign
company

Directors	Johann Jacques le Roux Dreyer
Willem Robert van Biljon
Jan Jacobus Willem Kruger

Local Agent	GMK Nominees Pty. Ltd
Level 1, GMK House
36-40 La Trobe St
Melbourne
Victoria 3000

Accounting reference date	-Not relevant

Auditors	-Not relevant

GMK Nominees Pty. Ltd
Level 1, GMK House
36-40 La Trobe St
Person resident in Australia authorized to	Melbourne
accept service of process	Victoria 3000

Tax residence	-Not relevant

VAT registration no.	-Not relevant

Charges	None

SCHEDULE 3

ITEMS FOR DELIVERY

PART A

BY THE SELLERS AT THE DATE OF THIS AGREEMENT

1.	A counterpart of the Disclosure Letter duly executed by each Seller.

2.	As evidence of the authority of each person executing a document on a Seller’s behalf, a copy of the power of attorney conferring the authority or a copy, certified to be a true copy by a director or the secretary of the Seller, of a resolution of such Seller’s board of directors or an authorised committee of that board conferring the authority.

PART B

BY THE BUYER AT THE DATE OF THIS AGREEMENT

1.	A counterpart of the Disclosure Letter duly signed by the Buyer.

2.	As evidence of the authority of each person executing a document on the Buyer’s behalf pursuant to or in connection with this Agreement, a copy of the power of attorney conferring such authority or a copy, certified to be a true copy by a director or the secretary of the Buyer, of a resolution of the Buyer’s board of directors or an authorised committee of that board conferring such authority.

PART C

BY THE SELLERS AT COMPLETION

1.	Executed transfers in respect of all the Sale Shares in favour of the Buyer and the share certificate(s) for all the Sale Shares.

2.	An executed irrevocable power of attorney in Agreed Form from each Seller in favour of the Buyer or its nominee(s) generally in respect of the Sale Shares held by such Seller and which enables the Buyer or its nominee(s) to attend and vote at general meetings of the Target Company and exercise all other rights in relation to such Sale Shares pending stamping and registration of the transfers referred to in Paragraph 1 of this Schedule 3.

3.	Each register, minute book and other book required to be kept by the Target Company and Mosaic UK under the Companies Acts made up to (but not including) the date of Completion and each certificate of incorporation and certificate of incorporation on change of name in respect of the Target Company and Mosaic UK.

4.	To the extent issued, share certificates for all issued shares in the capital of the Target Company and Mosaic UK, or if relevant, a letter of indemnity from the relevant Seller in the Agreed Form..

5.	A counterpart of the Escrow Agreement duly executed by each of the Sellers.

6.	A letter executed as a deed in the Agreed Form from each present director of each Target Group Company in each case resigning their respective office (with effect from the end of the meeting held pursuant to Clause 4.2.2) and acknowledging that the writer has no claim against any Target Group Company for compensation for loss of office or otherwise.

7.	New service agreements in the Agreed Form between (i) Mosaic (UK) and Willem Van Biljon and (ii) the Buyer and Johann Dreyer, together with letters and a settlement deed in the Agreed Form duly executed by the Target Company and Johann Dreyer acknowledging the termination of their employment agreements with the Target Company in force at the Completion Date.

8.	The Management Accounts.

9.	A copy of each bank mandate of each Target Group Company and copies of statements of each bank account of each Target Group Company made up to a date not earlier than two business days before the Completion Date.

10.	A written Termination of the Registration Rights Agreement in the Agreed Form duly executed by each of the Sellers and the Company.

11.	A counterpart of the Updated Disclosure Letter duly executed by each Seller.

12.	A written termination of the Revenue Warrant in the Agreed Form by GE Capital Equity Investments Limited and the Company.

13.	A written termination of the Shareholders’ Agreement in the Agreed Form duly executed by each of the Sellers, Riverbank Limited, Investec Trust (Switzerland) SA and the Company.

14.	A counterpart of the Deed of Restrictive Covenant in the Agreed Form duly executed by each of Johann Dreyer and Willem Van Biljon.

15.	A counterpart of the Deed of Guarantee in the Agreed Form duly executed by Johann Dreyer.

16.	A counterpart of the Non-Disbursement Undertaking in the Agreed Form duly executed by the Management Seller.

17.	The written consent of General Electric Capital Corporation (“GE”) in the Agreed Form to the change of control of the Target Group as required pursuant to the Global Software Licence, Support and Maintenance Agreement made between Mosaic and GE, the effective date of which is 18 November 2002.

18.	Evidence that all branch accounts of Mosaic SA required to be filed with the South Africa Registrar of Companies have been made.

19.	A Certificate of assignment from the South Africa Department of Trade and Industry showing that Trademarks B94/6543, 96/8220-2, 95/12292-3 and 96/11923-4 are registered in the name of Mosaic UK.

20.	Written confirmation that the charge against Mosaic UK registered in favour of Business Connexion Technology Holdings (Proprietary) Limited has been satisfied and discharged.

21.	Written confirmation from the Company that no shareholder loans (either to or from any Group Company) currently exist or are outstanding.

22.	Copies of the Form of Instruction in the Agreed Form duly signed by each Employee Optionholder agreeing to the cancellation of their Employee Options at Completion, together with copies of the Employee Options Cancellation Letter issued to each of them.

23.	Copies of the Form of Instruction in the Agreed Form duly signed by each Executive A Optionholder agreeing to the cancellation of their Executive A Options, together with copies of the Executive A Options Cancellation Letter issued to each of them.

24.	Copies of the Form of Instruction in the Agreed Form duly signed by each Executive “B” Optionholder agreeing to the cancellation of their Executive “B” Options, together with copies of the Executive B Options Cancellation Letter issued to each of them.

25.	A certified copy of a Cancellation Payment Deed in the Agreed Form relating to the Executive A Options duly signed by all parties thereto.

26.	A certified copy of a Cancellation Payment Deed in the Agreed Form relating to the Executive B Options duly signed by all parties thereto.

27.	A written resolution duly signed of all members of the Target Company in the Agreed Form approving the termination of the Mosaic Share Option Scheme.

28.	A deed of Termination of the Mosaic Share Option Scheme in the Agreed Form duly executed by the Company.

29.	A resolution of the sole trustee of the Mosaic Software Management Trust in the Agreed Form relating to the termination of the Mosaic Software Management Trust.

30.	A Declaration of End of Trust in the Agreed Form duly executed by the sole trustee of the Mosaic Software Management Trust.

31.	Minutes of the Target Company in the Agreed Form in respect of the termination of the Mosaic Share Option Scheme and Mosaic Software Management Trust.

32.	Minutes of the Target Company in the Agreed Form.

PART D

BY THE BUYER AT COMPLETION

1.	A counterpart of the Updated Disclosure Letter duly signed by the Buyer.

2.	A counterpart of the Escrow Agreement duly executed by the Buyer.

SCHEDULE 4

WARRANTIES

PART A: GENERAL WARRANTIES

1.	CAPACITY AND AUTHORITY

1.1	Incorporation and existence

Each Target Group Company is a limited company incorporated under the applicable laws of its jurisdiction of incorporation and has been in continuous existence since incorporation.

1.2	Right, power, authority and action

1.2.1	Each Seller warrants in respect of itself only that it has the right, power and authority and has taken all action necessary to execute and deliver, and to exercise its rights and perform its obligations under, this Agreement and each document to be executed at or before Completion.

1.2.2	Each Seller warrants in respect of itself only that consent or approval by notice to or registration with any governmental or other authority is required on the part of the Seller in connection with the execution of this Agreement or the consummation of the transaction contemplated in it.

1.2.3	Each Target Group Company has the right, power and authority to conduct its business as conducted at the date of this Agreement.

1.3	Binding agreements

Each Seller warrants in respect of itself only that its obligations under this Agreement and each document to be executed by it at Completion will, when executed, constitute lawful, valid and binding obligations on it.

2.	INFORMATION

The information set out in Schedules 1, 2, and 5 of this Agreement is accurate in all material respects.

3.	SHARES AND SUBSIDIARY UNDERTAKINGS

3.1	The Shares

3.1.1	Each Seller warrants in respect of itself only that it is the legal and beneficial owner of the Sale Shares set opposite its name in columns 2, 3 and 4 of Schedule 1.

3.1.2	The Sale Shares comprise the whole of the Target Company’s allotted and issued share capital, have been properly allotted and issued and are fully paid or credited as fully paid.

3.1.3	Each Seller warrants in respect of itself only that there is no Encumbrance in relation to any of its Sale Shares or unissued shares in the capital of the Target Company. No person has claimed to be entitled to an Encumbrance in relation to any of its Sale Shares.

3.1.4	Save as provided in this Agreement or as set out in the Disclosure Letter, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of a Target Group Company (including an option or right of pre-emption or conversion).

3.2	Subsidiaries

3.2.1	Save as set out in the Disclosure Letter the Target Company does not have and has never had a subsidiary other than the Subsidiaries. The Target Company has no interest in, and has not agreed to acquire an interest in, a corporate body other than the Subsidiaries.

3.2.2	Each allotted and issued share in the capital of each Subsidiary is legally and beneficially owned by the Target Company, has been properly allotted and issued and is fully paid or credited as fully paid.

3.2.3	There is no Encumbrance in relation to a share or unissued share in the capital of a Subsidiary. So far as the Sellers are aware no person has claimed to be entitled to an Encumbrance in relation to any of those shares.

4.	ACCOUNTS

4.1	General

4.1.1	The Accounts (copies of which have been annexed to the Disclosure Letter) have been prepared and audited on a proper and consistent basis in accordance with the law and applicable standards, principles and practices generally accepted in the United Kingdom on the date which they were approved by the directors of the relevant Target Group Company.

4.1.2	No material change in accounting policies has been made in preparing the accounts of each of any Target Group Company during the three preceding financial years of each Target Group Company ended on the Last Accounts Date, except as stated in the audited balance sheets and profit and loss accounts for those years.

4.1.3	The Accounts show a true and fair view of the assets, liabilities and state of affairs of each Target Group Company as at the Last Accounts Date and of the profits and losses of each Target Group Company for the financial year ended on the Last Accounts Date.

4.2	Depreciation

4.2.1	So far as the Institutional Sellers are aware, but without qualification as to the awareness of the Management Seller, the bases and rates of depreciation and amortisation used in the Accounts were the same as those used in the audited accounts of each Target Group Company for the two preceding financial years.

4.2.2	So far as the Institutional Sellers are aware, but without qualification as to the awareness of the Management Seller, the rates of depreciation and amortisation used in the audited accounts of each Target Group Company for the three preceding financial years of each Target Group Company ended on the last Accounts Date were sufficient to ensure that each fixed asset of each Target Group Company will be written down to nil by the end of its useful life.

4.3	Management Accounts

4.3.1	The Management Accounts (a true and complete copy of which are annexed to the Disclosure Letter) have been properly prepared by the Target Group Companies on a consistent basis with the Accounts except as set out in the Disclosure Letter.

4.3.2	Having regard to the purpose for which the Management Accounts have been prepared and so far as the Institutional Sellers are aware but without qualification to the awareness of the Management Seller, the Management Accounts are not misleading in any material respect and do not materially overstate the profits of the Target Group Companies or the Target Group in respect of the period to which they relate.

4.4	Accounting records

Each Target Group Company’s accounting records are up-to-date, in its possession or under its control and have been accurately completed in all material respects in accordance with the law and applicable standards, principles and practices generally accepted in the relevant jurisdictions.

4.5	Available Cash

The bank statements of the Target Group Companies set out in the Disclosure Letter and the Updated Disclosure Letter accurately reflect that as at the date of this Agreement and as at the Completion Date respectively, the Target Group Companies have available cash or cash equivalents capable of immediate withdrawal without notice or other restrictions whatsoever (less all outstanding cheques or financial obligations), of at least $3,000,000 (three million Dollars).

5.	CHANGES SINCE THE LAST ACCOUNTS DATE

5.1	General

Since the Last Accounts Date there has been no material adverse change in the financial or trading position of each Target Group Company on the basis of the valuation used in the Accounts.

5.2	Specific

Since the Last Accounts Date:

(a)	no Target Group Company has, other than in the usual course of its business:

(A)	acquired or disposed of, or agreed to acquire or dispose of, a material asset; or

(B)	assumed or incurred, or agreed to assume or incur, a material liability, obligation or expense (actual or contingent);

(b)	no Target Group Company has factored, sold or agreed to sell a debt other than in the usual course of its business;

(c)	no Target Group Company has made, or agreed to make, capital expenditure outside the terms of the Budget or incurred, or agreed to incur, a commitment or commitments involving capital expenditure outside the terms of the Budget;

(d)	no Target Group Company’s business has been materially or adversely affected by the loss of a customer accounting for 5% or more of the Target Group Company’s turnover or a major supplier or by an abnormal factor not affecting similar businesses and the Sellers are not aware of a fact or circumstance relating to the foregoing which might have a material and adverse effect on any Target Group Company’s business;

(e)	no Target Group Company has changed its accounting reference period;

(f)	save as set out in the Disclosure Letter, no Target Group Company has created, allotted, issued, acquired, repaid or redeemed share or loan capital, or made an agreement or arrangement or undertaken an obligation to do any of those things; and

(g)	save as set out in the Disclosure Letter, no dividend or other distribution of capital or income has been declared, made or paid or agreed to be declared made or paid by any Target Group Company.

6.	TAX

6.1	Payment of Tax

6.1.1	Each Target Group Company has:

(a)	duly, punctually and fully paid all Tax which it is or has been liable to pay or for which it is liable to account and is not liable for any Tax other than corporation tax on profits arising in the ordinary course of business since the Accounts Date (whether that Tax is chargeable directly or indirectly on the relevant Target Group Company); and

(b)	made all deductions in respect of or on account of any Tax which it is obliged or entitled to make from any payments made by it and has accounted in full to the relevant Tax Authority for all amounts so deducted.

6.1.2	No Reliefs which have been taken into account in computing any provision for deferred tax which appears in the Accounts or in eliminating such a provision that would otherwise have appeared or which have been taken into account in the Accounts as an asset have been or will be lost, reduced or cancelled or otherwise unavailable.

6.2	Reliefs and Deferred Tax

6.2.1	The amount of the provision for deferred Tax in the Accounts was, at the Last Accounts Date, adequate and fully in accordance with accountancy practices generally accepted in the United Kingdom and commonly adopted by companies carrying on businesses similar to those carried on by each respective Target Group Company and, in particular, was in accordance with FRS 19 (or any replacement of it).

6.2.2	So far as the Sellers are aware, no facts or circumstances exist which, had they been known at the time the Accounts were drawn up, would have meant the provision for deferred Tax would have been greater than is contained in the Accounts.

6.3	Tax since the Last Accounts Date

Since the Last Accounts Date no Target Group Company has been involved in any transaction which has given or is expected to give rise to a liability to Tax on a Target Group Company (or would have given or might give rise to such a liability but for the availability of any Relief) other than corporation tax on accrued trading income of any Target Group Company arising from transactions in the ordinary course of business.

6.4	Tax Provision

The provision for tax in the Accounts is adequate and there are no unprovided for liabilities to Tax in any Target Group Company.

6.5	Residence for Tax purposes

6.5.1	The Target Company was incorporated in the United Kingdom and for the purposes of Tax in the United Kingdom is and has always been resident in the United Kingdom and will remain so at the Completion Date and the Target Company has never been regarded as being resident or having a permanent establishment, branch or agency or place of business outside the United Kingdom or as being within the charge to Tax of any jurisdiction other than the United Kingdom.

6.5.2	No Target Group Company is or has within the past seven years been a dual resident company within the meaning of section 404(4) of the Taxes Act and no Target Group Company has been involved in any transactions to which section 404 of the Taxes Act or any other provision relating to dual resident investing companies as there defined could apply.

6.6	Administration and compliance

6.6.1	All returns, notifications, computations, registrations, information and payments which should have been made or filed by each Target Group Company for any Tax purpose were made or filed within the requisite periods and were when made or filed and remain up to date, correct and on a proper basis.

6.6.2	No Target Group Company has paid in the six years ending on the Last Accounts Date and no Target Group Company is liable to pay any penalty, fine, surcharge or interest in respect of any Tax or any return, notification, computation, registration or payment made or filed by a Target Group Company for any Tax purpose.

6.6.3	In respect of each Target Group Company there are no, nor are there likely to be, any disputes on any matter relating to Tax and, so far as the Sellers are aware, there are no investigations being carried out in relation to or in connection with any Target Group Company.

6.6.4	Each Target Group Company has in its possession and under its control all records and documentation which it is obliged to hold, preserve and retain for Tax purposes in any applicable jurisdiction.

6.7	PAYE

6.7.1	There has not in the three years ending on the Last Accounts Date been nor is there any indication that there will be a PAYE audit on any Target Group Company.

6.8	Claims, elections and Reliefs

6.8.1	Each Target Group Company has sufficient records to enable the Buyer to procure that any time limit expiring within two years after Completion can be met of all matters relating to Tax in respect of which it (either alone or jointly with any other person) has, or at Completion will have, an outstanding entitlement to:

(a)	make any claim (including a supplementary claim) for or disclaimer of Relief under any Tax statute applicable under any jurisdiction; or

(b)	make any election, including an election for one type of Relief, or one basis, system or method of Tax, as opposed to another.

6.9	Close companies

No Target Group Company is and nor at any time since the date of its incorporation has been a close company as defined in s414 ICTA (close companies) or a close investment holding company as defined in s13A ICTA (close investment holding companies).

6.10	Value Shifting

No chargeable gain or allowable loss which might accrue on a disposal by a Target Group Company of any asset is likely to be adjusted in accordance with ss30-34 TCGA (disposals and acquisitions treated as made at market value).

6.11	Base values and acquisition costs

6.11.1	If each of the capital assets of a Target Group Company resident in the United Kingdom was disposed of at Completion for a consideration equal to the value attributed to that asset in the Accounts (or in the case of any asset acquired since the Last Accounts Date, equal to the consideration given upon its acquisition), no liability to corporation tax on chargeable gains would arise disregarding the effects of any relief available to the Target Group Company concerned other than amounts falling to be deducted under s38 TCGA (acquisition and disposal costs etc).

6.11.2	There will be no liability to Tax in any Target Group Company as a result of the entering into of this Agreement or Completion.

6.12	Claims for roll-over and hold-over of gains

The Disclosure Letter sets out full particulars of all claims and elections made (or assumed in the Accounts to be made) under s.23, s.152 to s.158, s.161, s.162, s.165 or s.247 to s.248 TCGA (indicating which claims are provisional) insofar as they could affect the chargeable gain or allowable loss which would arise in the event of a disposal after the Last Accounts Date by any Target Group Company of any of its assets, and indicates which assets (if any) so affected would not on disposal give rise to relief under Schedule 4 TCGA.

6.13	Replacement of business assets

No Target Group Company has made any claims under ss152 (roll-over relief), 153 (assets only partly replaced) or 154 (new assets which are depreciating assets) TCGA or Part 7 of FA 2002 (roll-over relief in case of realisation and reinvestment) and no declaration has been made under s153A TCGA (provisional application of Sections 152 and 153 TCGA) nor have any such claims been made as far as the Sellers are aware by any other person which could affect the amount or value of the consideration for the acquisition of any asset by a Target Group Company as taken into account in calculating its liability to corporation tax on chargeable gains.

6.14	Capital allowances

All expenditure which a Target Group Company resident in the United Kingdom has incurred on the provision of machinery or plant has qualified or will qualify (if not deductible as a trading expense for the trade carried on by the Target Group Company concerned or expenditure to which another type of relief applies) for writing-down allowances under CAA and in relation to expenditure incurred but for which no claim has been made, a claim made by the respective Target Group Company in its next corporation tax self-assessment return for such allowances in respect of such expenditure would not be barred by virtue of s58(4) CAA (initial allocation of qualifying expenditure to pools).

6.15	Balancing charge

No balancing charge under the CAA (or any other legislation relating to capital allowances) would be made on a Target Group Company on the disposal by any Target Group Company of any pool of assets (that is, all those assets whose expenditure would be taken into account in computing whether a balancing charge would arise on a disposal of any other of those assets) or of any asset not in such a pool, on the assumption that the disposals are made for a consideration equal to the book value shown in or adopted for the purpose of the Accounts for the assets in the pool or (as the case may be) for the asset, except as provided for or taken into account in the calculation of the deferred tax provision or lack of necessity for such provision.

6.16	Claw-back of capital allowances

No event has occurred since the Last Accounts Date whereby any balancing charge may fall to be made against, or any disposal value may fall to be brought into account by any Target Group Company under the CAA (or any other legislation relating to any capital allowances).

6.17	Transfer pricing

No Seller is a party to any transaction or arrangement under which it may be required to pay for any asset or services or facilities of any kind an amount to any Target Group Company which is in excess of the market value of that asset or those services or those facilities or shall receive any payment from a Target Group Company for any asset or services or facilities of any kind that such Seller has supplied or provided or is liable to supply or provide which is less than the market value.

6.18	Transactions not at arm’s length

No Target Group Company resident in the United Kingdom has disposed of or acquired any asset in such circumstances that the provisions of s17 TCGA (disposals and acquisitions treated as made at market value) could apply nor has any Target Group Company resident in the United Kingdom given or agreed to give any consideration to which s128(2) TCGA (consideration given or received by holder) could apply and no allowable loss has accrued to a Target Group Company resident in the United Kingdom to which s18 TCGA (transactions between connected parties) will apply.

6.19	Tax avoidance

No Target Group Company has engaged in or been a party to any scheme or arrangement in respect of which the main purpose was the avoidance, deferral or reduction of Tax.

6.20	Clearances

6.20.1	All consents or clearances which have been obtained in respect of any transaction to which a Target Group Company has been a party have been secured on the basis of full and accurate disclosure to the relevant Tax Authority.

6.20.2	True and complete copies of all applications for clearance made and all consents or clearances obtained since the Last Accounts Date (together with all relevant particulars) have been disclosed.

6.21	Secondary Liability

No Target Group Company is or will become liable to Tax chargeable primarily on any other person, body of persons, entity or company.

6.22	Intangible assets

6.22.1	All intangible fixed assets (including goodwill) owned by a Target Group Company and treated for Tax purposes as assets falling within Schedule 29 FA 2002 (gains and losses of a company from intangible fixed assets) are disclosed in the Accounts.

6.22.2	No Target Group Company has or will have a liability to Taxation on income or gains except in respect of and to the extent of income and profits actually received, or due to be received, nor do any arrangements exist which might give rise to such a liability.

6.23	Loan relationships

6.23.1	All interests, discounts and premiums payable by a Target Group Company resident in the United Kingdom in respect of its loan relationships (within the meaning of s81 FA 1996) are eligible to be brought into account by the relevant Target Group Company as a debit for the purposes of Chapter II of Part IV FA 1996 at the time and to the extent that such debits are recognised in the statutory accounts of the relevant Target Group Company (assuming that the accounting principles and methods adopted for the purpose of the Accounts continue to be so adopted).

6.24	Third party agreements

No Target Group Company has entered and no Target Group Company will enter into any agreement pursuant to which it is or may become liable to make a payment to any person in respect of Tax including under any indemnity, covenant or warranty.

6.25	VAT

Save as disclosed in the Disclosure Letter, each Target Group Company which is required to be registered for VAT:

(a)	is a duly registered taxable person for the purposes of VAT and has been at all times when it ought to have been so registered in order to comply with VAT legislation and that registration is not subject to any conditions imposed by or agreed with H.M. Customs & Excise. Each such Target Group Company is not now nor has in the preceding six years been wholly or partly exempt;

(b)	maintains and has at all times maintained complete, correct and up-to-date records for the purposes of the VATA;

(c)	is not in arrears with any payments, returns or notifications or liable to any abnormal or non-routine payment, or any forfeiture or penalty, or to the operation of any penal provision and has not, during the period of 24 months ending on the date of this Agreement, received a notice under ss58 (default surcharge), 59A (default surcharge: payments on account), 63 (misdeclaration) or 64 (repeated misdeclarations) VATA;

(d)	is not and has not applied for treatment as a member of a group for the purposes of s 43 VATA and has not been so treated, and no act or transaction has been effected in consequence of which a Target Group Company is or may be held liable for any VAT arising from supplies made by any other company;

(e)	has not (nor has any relevant associate, as defined in Schedule 10 paragraph 3(7) VATA) at any time elected to waive exemption from VAT in relation to any land or investment in any land under Schedule 10 paragraph 2 VATA (election to waive exemption);

(f)	owns no assets and has not within the period of 10 years preceding the date of this Agreement owned any assets to which the Capital Goods Scheme in Part XV of the Value Added Tax (General) Regulations 1995, SI 1995/2518 (adjustments to the deduction of input tax on capital items) applies; and

(g)	is able to recover in full as input tax all VAT for which it is required to make payment on supplies made to it.

6.26	Stamp duty land tax and stamp duty

6.26.1	All documents which are in the possession or under the control of a Target Group Company or by virtue of which a Target Group Company has any right and in the enforcement of which any Target Group Company may be interested have been duly stamped and no such document is held by or on behalf of a Target Group Company outside the UK.

6.26.2	No Target Group Company has made any application for relief or exemption from stamp duty.

6.26.3	No Target Group Company has claimed any relief or exemption from stamp duty land tax since 1 December 2003, nor will any Target Group Company have any entitlement to such relief or exemption as a result of any land transaction entered into by the Target Company on or before Completion.

6.26.4	No Target Group Company will be required to file any land transaction return with a Tax Authority, nor to make any payment of stamp duty land tax on or after Completion in respect of any chargeable interest acquired or held by or on behalf of a Target Group Company on or before Completion.

6.26.5	No relief or exemption from stamp duty or stamp duty land tax will be or will be liable to be withdrawn in whole or in part as a result of the entering into of this Agreement or as a result of Completion.

6.26.6	No Target Group Company has entered into any land transaction which has not completed within the meaning of s 44(3) FA 2003 whether or not that land transaction has been substantially performed within the meaning of s 44(4) FA 2003 nor entered into any contract for or any option to enter into or a right of pre-emption relating to a land transaction (within the meaning of s 43 FA 2003).

6.27	Employee share incentives

(a)	No employees of any Target Group Company have been granted options in a scheme approved under Schedules 3 or 4 ITEPA or options which qualify as enterprise management incentives under Schedule 5 ITEPA or are participants in a share inventive plan approved under Schedule 2 ITEPA.

(b)	No person has been granted a right to acquire shares or securities which may give rise to a liability in respect of income tax or national insurance contributions or similar taxes in other jurisdictions on a Target Group Company upon the exercise of that right or upon the acquisition of those shares or securities.

(c)	No person has acquired an interest in shares which is only conditional within the meaning of Chapter 2, Part 7 ITEPA as originally enacted (conditional interest in shares) nor acquired shares which are convertible within the meaning of Chapter 3, Part 7 ITEPA as originally enacted (convertible shares) which may give rise to a liability in respect of income tax or national insurance contributions on a Target Group Company under those provisions.

(d)	No person has acquired any employment-related securities (within the meaning of s421B ITEPA) to which any of the following chapters of Part 7 ITEPA applies:

Chapter 2 (as substituted by FA 2003) (restricted securities);

Chapter 3 (as substituted by FA 2003) (convertible securities); or

Chapter 3C (securities acquired for less than market value),

(e)	No Target Group Company has established or contributed to any trust established for the benefit of employees.

6.28	De-grouping

The Disclosure Letter contains details of each asset owned at the date of this Agreement by each Target Group Company in relation to which a charge to Tax might at any time in the six years from the date of this Agreement arise under ss.178 or 179 of the TCGA (company ceasing to be a member of a group).

6.29	Groups, group relief, tax refunds

6.29.1	No elections have been nor will after Completion be made under s.171A TCGA which affect any of the Target Group Companies.

6.29.2	The Disclosure Letter contains details of each claim made and each surrender by each Target Group Company for the seven years ending on Completion for or of Group Relief and of every written agreement that any Target Group Company has within the last seven years entered into for the claim or surrender of Group Relief.

6.29.3	No Target Group Company is, or will after Completion be, liable to make a payment or repayment to the Sellers or any member of the Sellers’ Group, or be entitled to receive any payment in respect of group tax arrangements which expression shall, for the purposes of this paragraph include Group Relief, or any group payment arrangements made under or pursuant to s.36 Finance Act 1998, the reallocation of a charge under paragraph 58 of Schedule 29 Finance Act 2002, group roll-over relief under paragraph 57 of Schedule 29 Finance Act 2002, any VAT group treatment pursuant to an application under section 43B VATA or a direction under Schedule 9A VATA.

6.29.4	No Target Group Company is, or will after Completion be, liable to surrender Group Relief.

7.	ASSETS

7.1	Title and condition

7.1.1	Each of the material assets other than any of the Real Property or the Intellectual Property Rights included in the Accounts or acquired by a Target Group Company since the Last Accounts Date (other than assets disposed of in the ordinary course of business or acquired in the ordinary course of business subject to reservation of title and similar arrangements disclosed in the Disclosure Letter) and each asset used by each Target Group Company is:

(a)	legally and beneficially owned by the Target Group Company free from any Encumbrance; and

(b)	where capable of possession, in the possession or under the control of the Target Group Company.

7.1.2	Any physical asset or equipment which is material to the operation of any Target Group Company is in good condition and in working order having regard to its age and fair wear and tear accepted, and is regularly maintained.

8.	INTELLECTUAL PROPERTY

8.1.1	All Intellectual Property Rights subsisting in or relating to all products supplied by any Target Group Company to any Person (other than a Target Group Company) (a “Non-Connected Customer”) before the date of this Agreement are either owned by or validly licenced to the Target Group Company making such supply.

8.1.2	So far as the Institutional Sellers are aware but without qualification to the awareness of the Management Seller, all third party software licensed to any Target Group Company not subsisting in and not related to products supplied by such Target Group Company to Non-Connected Customers, is either owned by or validly licensed to such Target Group Company.

8.1.3	The Disclosure Letter contains true and accurate lists of all Intellectual Property Rights registered or applied to be registered in any jurisdiction which are owned by each Target Group Company. Each Target Group Company is the sole legal and beneficial owner of such Intellectual Property Rights.

8.1.4	No act has been done or omitted to be done and no event has occurred or so far as the Sellers are aware, is likely to occur which will render any of such Intellectual Property Rights subject to revocation, compulsory licence, cancellation or adverse amendment or may prevent the grant or registration of a valid Intellectual Property Right pursuant to a pending application.

8.1.5	The Intellectual Property Rights which are owned by each Target Group Company are not subject to any Encumbrance (of whatever nature) and no Target Group Company has granted any such Encumbrance over such Intellectual Property Rights.

8.1.6	Details of all material unregistered trade and service marks, logos and device marks and unregistered designs used or applied by each Target Group Company on or used in relation to any goods or services which each Target Group Company makes or provides are as listed in the Disclosure Letter and all such details are true, accurate and complete.

8.1.7	So far as the Institutional Sellers are aware but without qualification to the awareness of the Management Seller, no proceedings have been issued nor, has any claim been made by any third party against a Target Group Company which alleges any infringing act or process by a Target Group Company or which otherwise disputes the rights of any Target Group Company to use any Intellectual Property Rights relating to its business and the Sellers are not aware of any circumstances (including any act or omission to act) likely to give rise to such a claim.

8.1.8	There has not existed nor does there exist any notice of any infringement by any third party of any Intellectual Property Rights held by any Target Group Company (including misuse of confidential information) or, so far as the Sellers are aware, any event likely to constitute such an infringement. No Target Group Company has, so far as the Sellers are aware, acquiesced in the unauthorised use by any third party of any such Intellectual Property Rights, nor has there been any notice of, nor so far as the Sellers are aware, any infringement by any third party of any Intellectual Property Rights used under licence by any Target Group Company which is likely to adversely affect the business of any Target Group Company.

8.1.9	So far as the Sellers are aware no claims have been made or are threatened by any employees or consultants or former employees or consultants of the Target Group Companies to receive any payment or right in respect of any Intellectual Property Rights used by any Target Group Company.

8.1.10	An accurate copy of all material licences granted by the Target Group Companies as at Completion is attached to the Disclosure Letter.

8.1.11	Details of all material licences granted to each Target Group Company in respect of Intellectual Property Rights including, without limitation, agreements with internet service providers and internet portals are set out in the Disclosure Letter.

8.1.12	So far as the Sellers are aware, no Target Group Company is in default of any material term of any licence, sub-licence or assignment granted to or created by it in respect of any Intellectual Property Rights.

8.1.13	So far as the Sellers are aware, no third party is in default of any material term of any licence, sub-licence or assignment granted to it by any Target Group Company in respect of any Intellectual Property Rights.

8.1.14	So far as the Sellers are aware, no Intellectual Property Rights owned or used by any Target Group Company and no licence of Intellectual Property Rights of which any Target Group Company has the benefit will be lost, or rendered liable to any right of termination or cessation by any third party, by virtue of the performance of the terms of this Agreement.

8.1.15	The Disclosure Letter sets out a true and accurate list of all material computer software developed in whole or in part by or on behalf of each Target Group Company including such developed computer software and databases that are operated or used by each Target Group Company on its web sites or used by each Target Group Company in connection with processing customer orders and storing customer information.

8.1.16	All Intellectual Property developed by the present or former employees of each Target Group Company (during the course of or as a result of their employment or as otherwise agreed) or developed by the present or former consultants of each Target Group Company during the course of or as a result of their providing services to the Target Group is wholly and legally owned by a Target Group Company and no present employee or any consultant or former employee or consultant has any rights or claims to such Intellectual Property or has claimed such rights, providing that there shall be excluded from the scope of this Warranty 8.1.16 any development created independently by former employees or consultants of a Target Group Company that is not based on or derived from Intellectual Property or proprietary information of any Target Group Company and which is made by such former employee or consultant subsequent to the termination of his or her employment or consultancy.

8.1.17	All material software and hardware used by each Target Group Company is covered by a maintenance agreement which is fully enforceable.

8.1.18	Neither the hardware nor the software owned and/or used by each Target Group Company has been affected by any defects or faults which have caused any material interruption to each Target Group Company’s business at any time during the 12 months prior to the date of this Agreement.

8.1.19	The material software and hardware used by each Target Group Company in the carrying on of its business permits it to do so in a proper and efficient manner and is fully functional in all material respects.

8.1.20	Each Target Group Company has the right to use all software development tools, image processing tools, library functions, compilers and other third party software that is necessary for the operation of its business or that is required to operate or modify the software and databases referred to in paragraph 8.1.15.

8.1.21	Each of the applications for registration of trade and service marks (the “Applications”) set out in the Disclosure Letter has been validly made, and are subsisting at the date hereof and, so far as the Sellers are aware, there is no reason why any Application should not be granted.

8.1.22	So far as the Sellers are aware, no third party has the right to prevent the use of any trade mark or service mark included in the Applications, or any other unregistered trade marks, get up or style used by a Target Group Company under licence (collectively known as the “Brand Names”) or domain name on or in relation to the type of products or services now proposed to be sold or provided by any Target Group Company or otherwise in connection with the business as currently operated by any Target Group Company.

8.1.23	So far as the Sellers are aware, there is no reason why a third party is entitled to challenge the use of the Brand Names by any Target Group Company as they are currently used under any trade mark, passing off, unfair competition, copyright or analogous laws.

8.1.24	So far as the Sellers are aware, there is no challenge (whether actual or threatened) to the use or ownership by any Target Group Company of any domain names used by it in its business or owned by it.

8.1.25	The Intellectual Property Rights comprise all the Intellectual Property necessary for each Target Group Company to operate its business as it had been operated before the date of this Agreement.

9.	INSURANCE

9.1.1	Each Target Group Company has at all times had valid insurance cover containing no unusual or special terms or conditions in respect of its business and assets, including cover for product liability, employer’s liability, public liability, consequential loss liability and loss of profits.

9.1.2	Each Target Group Company has paid all premiums due in respect of the insurance mentioned in paragraph 9.1.1 and, so far as the Management Seller is aware, has not done or omitted to do anything the doing or omission of which would make any such policy of insurance void or voidable or would or might materially prejudice the ability to effect insurance in the future or result in a material increase in the rate of premiums payable under any such policy, and there is nothing that could vitiate any of the insurance or prejudice the ability to effect insurance on the same bases and premiums in the future.

9.1.3	Copies of each current insurance and indemnity policy taken out by each Target Group Company (including any active historic policies which provide cover on a losses occurring basis) are annexed to the Disclosure Letter.

9.1.4	No Target Group Company has ever been refused any insurance or had any insurance cancelled and no current insurer has disputed or given any indication to any Target Group Company that they intended to dispute the validity of any of the insurance held on any ground.

9.1.5	No claim under any policy of insurance taken out in connection with the business or the assets of any Target Group Company is outstanding and so far as the Management Seller is aware, no fact or circumstance exists which might give rise to any such claim.

9.1.6	The Management Seller has not received notice of an event, act or omission having occurred and so far as the Management Seller is aware, no event, act or omission has occurred which in either case requires notification to any insurer.

9.1.7	In the five years preceding the date of this Agreement, all claims made by any Target Group Company under its insurance policies in aggregate in excess of US$25,000 have been settled in full by the relevant insurers and all material details of such claims and settlements are set out in the Disclosure Letter.

10.	REAL PROPERTY

10.1	General

10.1.1	The Real Property comprises all the land and premises owned, occupied, controlled or used by any Target Group Company.

10.1.2	The details set out in Schedule 5 are all correct and complete.

10.1.3	The Owner is the sole legal and beneficial owner of the Real Property against which its name appears in Schedule 5 and has good and marketable title to it free from Encumbrances.

10.1.4	There are no properties (other than the Real Property) in respect of which the Target Company or any Target Group Company has any liability (whether contingent, secondary or otherwise) arising out of a conveyance, transfer, lease, tenancy, licence, agreement or other document relating to land or premises or an interest in land or premises.

10.1.5	The Target Company has in its possession or under its control the documents of title which constitute the title to the Real Property.

10.1.6	No notice which may materially affect the Real Property or the rights of the relevant Owner in relation to it has been served by any person or by any governmental, local or public authority and no circumstances exist by virtue of which the service of such notice is warranted or likely.

10.2	Leasehold or licensed Real Property

Where the Owner holds any Real Property under a lease, a tenancy or licence (“Lease”):

(a)	the Lease contains no right for the Landlord or licensor to bring the term to an end before the expiry of the Lease by effluxion of time (otherwise than in connection with the landlord’s right of re-entry);

(b)	the title documents to each such Real Property include all necessary consents for the grant of the Lease, satisfactory evidence of any reversioner’s title and of the current rent reserved, all necessary consents for any dealing with the Lease and notices of the registration of such dealings;

(c)	the Lease is a head lease and no collateral agreement, undertaking, waiver or concession has been made or given which is binding on the current landlord or on the Owner or on their respective successors in title;

(d)	the Owner has complied with all material covenants on the part of the tenant or licensee contained in the Lease and is not aware of any actual or potential breach thereof now subsisting and nor has any notice alleging breach of covenant been served by the relevant landlord or licensor;

(e)	the rent under the Lease is not at the date of this Agreement being reviewed or subject to pending review; or

(f)	all rates (or other equivalent property taxes), rents, service charges, insurance premia and other charges payable by the tenant or licensee under the Lease have been paid in full for the period ending on the date of this Agreement and receipts have been obtained for all payments by the Target Company or the relevant Owner.

10.3	Third party occupation

Where any Real Property is subject to a lease, tenancy or licence (“Occupancy”):

(a)	the Occupancy is on tenant’s or licensee’s full repairing and insuring terms and contains no provision materially adverse to the interests of the Owner and there has been no variation in the terms of the Occupancy;

(b)	no collateral agreement, undertaking, waiver or concession has been made or given which is binding on the Owner or on the current tenant or licensee or their respective successors in title;

(c)	the Owner has not knowingly waived compliance with any continuing obligation of the tenant or licensee, and no surety has been released;

(d)	the Owner has not complained about any tenant or licensee failing to materially comply with its obligations under the Occupancy;

(e)	no premium or rent has been taken, accepted or agreed of an amount more than that legally permitted and no advance payment or computation of any future rent, fee or other payment under the Occupancy, has been accepted or agreed to be accepted, and there is no pending review of the rent, fee or other payment under the Occupancy;

(f)	the Owner has taken no deposit of money or charge over a sum of money or fund from a tenant or licensee as security for compliance with any of its obligations;

(g)	all necessary consents have been obtained (and originals or copies are with the title deeds to the Real Property) for the grant of the Occupancy and for any dealing with it and any alterations to the Real Property by the tenant or licensee.

10.4	The Real Property is occupied exclusively by the Target Company or any Target Group Company and the Owner is entitled to vacant possession of it and there is no lease, sub-lease, tenancy, service occupancy or licence affecting any Real Property.

10.5	The Real Property is occupied and used by the Target Company or any Target Group Company for the purposes of conducting its business only and such company has quiet enjoyment thereof.

11.	ENVIRONMENTAL MATTERS

11.1.1	Each Target Group Company possesses all necessary material Environmental Licences (all of which are valid and subsisting) and no further Environmental Licence may be required.

11.1.2	No Environmental Licence is personal to any of the Sellers and so far as the Management Seller is aware, no Environmental Licence will be revoked, modified or suspended as a result of the acquisition by the Buyer of the Sale Shares or any other reason and there are no circumstances likely to give rise to any such revocation or modification or suspension.

11.1.3	Each Target Group Company has complied in all material respects at all times with all applicable Environmental Law and all Environmental Licences and no Target Group Company has received any written notice or other communication from which it appears that it is or, so far as the Management Seller is aware, is likely to be in violation of any Environmental Law or Environmental Licence.

11.1.4	No Target Group Company is responsible for any clean up or other remedial action of any kind in relation to any relevant property or so far as the Management Seller is aware, is subject to any investigation enquiry or proceeding (whether in progress, pending or threatened) by any regulatory authority at any relevant property and so far as the Management Seller is aware, no fact or circumstance exists which is likely to give rise to such investigation enquiry or proceeding.

12.	AGREEMENTS

12.1	Validity of agreements

12.1.1	Neither a Target Group Company nor the Management Seller have any knowledge of the invalidity of, or a ground for termination, avoidance or repudiation of, an agreement, arrangement or obligation to which a Target Group Company is a party. No party with whom a Target Group Company has entered into an agreement, arrangement or obligation has given notice of its intention to terminate, or has sought to repudiate or disclaim, the agreement, arrangement or obligation.

12.1.2	So far as the Management Seller is aware, no party with whom a Target Group Company has entered into an agreement or arrangement is in material breach of the agreement or arrangement. No fact or circumstance exists which might give rise to a breach of this type.

12.2	Material Contracts

12.2.1	The Disclosure Letter contains a copy of all the master contracts and a list of all subsequent contract addendums thereto for the top five customers (including re-sellers) by historical revenue for each Target Group Company and such material contracts are in full force and effect and no Target Group Company is in material breach of any of the terms of a material contract.

12.2.2	The Disclosure Letter contains examples of all pro forma confidentiality agreements, support agreements and licence agreements entered into by any Target Group Company although in practice the Target Group Companies usually enter into the standard form contracts of their customers.

12.3	Unusual or Onerous Commitments

Save as disclosed in the Disclosure Letter no Target Group Company is under any obligation, nor party to any agreement or arrangement which:

(a)	so far as the Sellers are aware cannot be fulfilled or performed by it on time and without undue or unusual expenditure of money or effort;

(b)	restricts its freedom to carry on its business or to use or exploit its assets in any part of the world in such a manner as it may see fit;

(c)	provides for the grant by or to a Target Group Company of sole or exclusive rights;

(d)	so far as the Sellers are aware, cannot be performed in accordance with its terms;

(e)	cannot be terminated by a Target Group Company on less than three months notice without compensation;

(f)	can be terminated in the event of change in the underlying ownership or control of that Target Group Company;

(g)	is of an unusual or abnormal nature or was entered into or carried out other than in the ordinary or usual course of business or by way of a bargain at arm’s length;

(h)	is of a value which requires expenditure in excess of that contemplated by the Budget or is expected to result in a material loss to the Target Group Company on completion;

(i)	is for any sale or purchase option or similar agreement or arrangement affecting any material assets owned or used by any Target Group Company; or

(j)	is for the provision of management or similar services to any Target Group Company and which is not terminable by that Target Group Company on less than three months notice without compensation.

12.4	Joint Venture, Partnership, Agency or Leasing Agreements

Save as disclosed in the Disclosure Letter, no Target Group Company is:

(a)	a member of a joint venture, consortium, legal partnership or other unincorporated association (and no Target Group Company has ever been party to such an arrangement); or

(b)	party to a distributorship, agency, franchise, licensing or management or other similar material agreement or arrangement provided that in order to be “material” a licensing agreement must be either for a term of more than six months, or account for more than 5 per cent. of the revenue of any Target Group Company, or contain any unduly onerous terms; or

(c)	party to any leasing, hiring, hire purchaser, credit sale, or conditional sale agreement with a sum due to be paid by a Target Group Company in excess of that contemplated by the Budget.

12.5	Guarantees, Indemnities and Letters of Comfort

No Target Group Company is party to any intra-group guarantee or to any guarantee of the obligations of any third party, indemnity of the obligations of any third party, letter of credit, letter of comfort or analogous or similar agreement given by or for the benefit of a Target Group Company.

12.6	Bids and Tenders

No Target Group Company has an outstanding bid, tender or sale or service proposal which is substantial in relation to its business or which, if accepted, would be likely to result in a loss.

12.7	Major Customers and Suppliers

Neither in the financial period ending on the Accounts Date, nor since the Accounts Date, has any person (individually or jointly with any other person) bought from or sold to a Target Group Company more than five per cent in aggregate of all purchases (excluding travel expenses) or sales made by a Target Group Company during that period.

12.8	Powers of Attorney

Otherwise than in relation to any trade mark or patent registration, there has been no power of attorney or similar authority granted by a Target Group Company which is still in force, and (save as referred to above) no person, as agent or otherwise, is entitled or authorised to bind or commit any Target Group Company in any way (other than its directors or officers under their ostensible or implied authority to enter into routine contracts) in the ordinary and usual course of the business of a Group Company.

12.9	Insider Contracts

There is not outstanding any agreement or arrangement including a loan to which a Target Group Company is a party and in which any Affiliate of a Seller, any person beneficially interested in the share capital of a Target Group Company, any director of a Target Group Company or any person connected to any of them is or was interested in any way.

12.10	Conditions and warranties in respect of goods or services

Except for a condition or warranty implied by law or contained in its standard terms of business or otherwise given in the usual course of business, or which is disclosed in the Disclosure Letter, no Target Group Company has given a condition or warranty, or made a representation, in respect of goods or services supplied or agreed to be supplied by it, or accepted an obligation that could give rise to a liability after the goods or services have been supplied by it.

12.11	Save as set out in the Disclosure Letter, there are no outstanding disputes between any Target Group Company and any current or former customers or licensees or such customers’ or licensees’ Affiliates arising from the supply of goods or services by any Target Group Company, and so far as the Management Seller is aware, there are no circumstances which might give rise to such a dispute.

13.	TERMS OF TRADE AND BUSINESS

13.1	Suppliers and customers

13.1.1	During the year ending on the date of this Agreement, no material customer or supplier of a Target Group Company has:

(a)	stopped, or indicated an intention to stop, trading with or supplying a Target Group Company;

(b)	reduced, or indicated an intention to reduce, substantially its trading with or supplies to a Target Group Company; or

(c)	changed, or indicated an intention to change, substantially the terms on which it is prepared to trade with or supply a Target Group Company (other than normal price and quota changes).

13.1.2	As far as the Management Seller is aware having made no specific enquiry, no substantial customer or supplier of the a Target Group Company is likely to:

(a)	stop trading with or supplying a Target Group Company;

(b)	reduce substantially its trading with or supplies to a Target Group Company; or

(c)	change the terms on which it is prepared to trade with or supply a Target Group Company (other than normal price and quota changes),

as a result of Completion.

14.	DATA PROTECTION

Each Target Group Company in the United Kingdom has complied with all relevant requirements under the Data Protection Act 1998 including:

(a)	the data protection principles set out in the Data Protection Act 1998;

(b)	any requests from data subjects for access to personal data held by any Target Group Company; and

(c)	the requirements relating to notification by data controllers.

14.1.1	No Target Group Company in the United Kingdom has received notice from, nor been subject to, enquiries by the Data Protection Commissioner regarding non-compliance or alleged non-compliance by that Target Group Company with any provision of the Data Protection Act 1998.

14.1.2	No individual has alleged to the Target Company in writing that a Target Group Company in the United Kingdom has failed to comply with the provisions of the Data Protection Act 1998 or claimed compensation from a Target Group Company under that Act, including for unauthorised disclosure of personal data.

14.1.3	All references to the Data Protection Act 1998 within this paragraph 14 include the Data Protection Act 1984, including all equivalent provisions, terminology, concepts and offices.

15.	EMPLOYEES

15.1	General

15.1.1	Save as set out in the Disclosure Letter, there is no employment or other contract of engagement (written or otherwise) between a Target Group Company and any of its directors or other officers.

15.1.2	There is no employment contract between a Target Group Company and any of its employees, consultants or workers which cannot be terminated by three months? notice or less without giving rise to a claim for damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal).

15.1.3	There is no employment or consultancy contract or other contract of engagement between a Target Group Company and any person which is in suspension or has been terminated but is capable of being revived or enforced or in respect of which a Target Group Company has a continuing obligation.

15.1.4	Full details of the material terms of engagement of all consultants, workers and other personnel currently engaged by each member of the Target Group who are not employees are set out in the Disclosure Bundle.

15.1.5	There are no terms of employment of a Target Group Company which provide that a change of control of any Target Group Company or Completion of this Agreement shall amount to a breach of contract or entitle an employee to terminate a contract, claim for a payment or benefit or entitle him to treat himself as redundant or otherwise dismissed.

15.1.6	The Disclosure Letter contains:

(a)	details of the total number of each Target Group Company’s directors, officers, employees, consultants and workers including those who are on maternity leave or absent because of disability or other long-term leave of absence, and have or may have a right to return to work with a Target Group Company;

(b)	details of the name, date of start of employment, period of continuous employment, notice period entitlements, salary overtime payments, contractual, customary or discretionary benefits (including, but not limited to, life assurance, health care, retirement benefits and share incentives, share options, profit shares or other incentives), grade, job title and age as well as all other material terms and conditions of employment of each director, officer, employee, consultant and worker of each Target Group Company and, where an director, officer, employee, consultant or worker has been continuously absent from work for more than one month, the reason for the absence; and

(c)	copies of the employment contracts for each of Johann Dreyer, Willem Van Biljon and Jan Kruger (together “Senior Employees”).

15.1.7	The Budget correctly sets out the salary levels at the date of the Agreement of all employees of each Target Group Company. No Target Group Company is obliged to increase, or has made provision to increase, the total annual remuneration payable to its directors, other officers, employees, consultants and workers by more than 5 per cent. or to increase the rate of remuneration of a director, other officer or employee entitled to annual remuneration of more than £80,000 or Rand 1,000,000 South African.

15.1.8	No Target Group Company owes an amount to a present or former director, other officer or employee of a Target Group Company (or his dependant) other than for not more than one month’s accrued remuneration or for not more than two months’ reimbursement of business expenses

15.1.9	There is no agreement or arrangement between a Target Group Company and an employee or former employee or current or former consultant or worker with respect to his employment, his ceasing to be employed or his retirement which is not included in the written terms of his employment or previous employment. No Target Group Company has provided, or agreed to provide, a gratuitous payment or benefit to a director, officer or (current or former) employee, consultant or worker or to any of their dependants.

15.1.10	Each Target Group Company has maintained adequate and suitable records regarding the employment of each of its employees, consultants and workers in all material respects and termination of employment.

15.2	Payments on termination

Except as disclosed in the Accounts or as in the Disclosure Letter no Target Group Company has:

(a)	incurred liability, nor is the Management Seller aware, of any facts and/or circumstances likely to give rise to any liability or claim for breach of any contract of employment or worker’s contract or contract for services or for severance payments or redundancy payments or protective awards or for compensation for unfair dismissal or for failure to comply with any order for the reinstatement or re-engagement of any employee or for sex or race or disability discrimination or for any other liability (statutory, contractual or otherwise) accruing from the termination or variation of any contract of employment or for services or any worker’s contract;

(b)	made or agreed to make any payment to or provided or agreed to provide any material benefit or material change in terms and conditions of employment for any present or former director, officer, employee or worker of any Target Group Company in connection with the sale and purchase contemplated by this Agreement; or

(c)	made or agreed to make a payment or provided or agreed to provide a benefit to a present or former director, other officer or employee of a Target Group Company or to any of their dependants in connection with the actual or proposed termination or suspension of employment or variation of an employment contract.

15.3	Compliance with law

Each Target Group Company has complied in all material respects with each obligation imposed on it by, and each order and award made under, statute, regulation, code of conduct and practice, collective agreement, custom and practice relevant to the relations between it and its employees or a trade union or the terms of employment of its employees, consultants and workers.

15.4	Trade unions

No Target Group Company has an agreement or arrangement with and does not recognise/or recognises a trade union, works council, staff association or other body representing any of its employees.

15.5	Disputes and Claims

15.5.1	There has not at any time been any actual or threatened strike or other industrial action which has disrupted the business of a Target Group Company and no notice of any dispute has been received by the Target Group Company nor as far as the Management Seller is aware, is a dispute threatened with or by any trade union or any Target Group Company’s employees or former employees and so far as the Management Seller is aware, there are no circumstances likely to give rise to such action or dispute.

15.5.2	Each Target Group Company has in the period of the last year in relation to each of its employees, consultants and workers complied with all material obligations imposed on it by all relevant statutes, regulations affecting its employment of any person and all relevant orders and awards made thereunder and there are no industrial (or employment) tribunal claims outstanding nor any claims pending or threatened against a Target Group Company by any employee or former employee of a Target Group Company and the Management Seller is not aware of any facts or circumstances which might give rise to such claim under the Equal Pay Act 1970, the Sex Discrimination Acts 1975 and 1986, the Race Relation Act 1976, the Disability Discrimination Act 1995, the Employment Rights Act 1996, the Transfer of Undertakings (Protection of Employment) Regulations 1981, the Social Security Contributions and Benefits Act 1992, the Trade Union and Labour Relations (Consolidation)

Act 1992, the Working Time Regulations 1998, the National Minimum Wage Regulations 1999, the Part-time Workers (Prevention of Less Favourable Treatment) Regulations 2000, the Fixed Term Employees (Prevention of Less Favourable Treatment) Regulations 2002 or the Employment Act 2002 (“Employment Legislation”).

15.5.3	There are no current or outstanding actions being taken by an employee, consultant or worker of a Target Group Company in respect of disciplinary or grievance matters.

15.5.4	So far as the Management Seller is aware, there are no enquiries or investigations pending or threatened against a Target Group Company by the Equal Opportunities Commission, the Commission for Racial Equality, in relation to the Disability Discrimination Act 1995 or by any health and safety enforcement body and, so far as the Management Seller is are aware, there are no facts or circumstances which may give rise to such claim or investigation.

15.6	Redundancies and transfer of business

Within the year ending on the date of this Agreement no Target Group Company has:

(a)	given notice of redundancies to the relevant Secretary of State or started consultations with a trade union under Chapter II of Part IV of the Trade Union and Labour Relations (Consolidation) Act 1992 or failed to comply with its obligations under Chapter II of Part IV of that Companies; or

(b)	been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981) or failed to comply with a duty to inform and consult a trade union under those Regulations.

15.7	Incentive schemes

15.7.1	Save for the sales or commission plans or employee bonus schemes (copies of all of which are annexed to the Disclosure Letter), no Target Group Company has or is proposing to introduce any scheme under which any employee, director or officer of a Target Group Company is entitled to a commission or remuneration or any other sort calculated by reference to the whole or part of the turnover, profits or sales of a Target Group Company.

15.7.2	No Target Group Company operates a profit-related pay scheme as defined in Section 169 ICTA or any approved or unapproved share option scheme or an approved profit sharing scheme for the purposes of Sections 185 and 186 ICTA or otherwise.

15.8	Immigration

Every director, officer, consultant and employee of a Target Group Company who requires a work permit to work in the jurisdictions in which he is employed by such Target Company has a current work permit and all other necessary permissions to live and work in such jurisdiction and each Target Group Company has in place adequate procedures to check and confirm that every director, officer, employee, consultant and worker is entitled to work in their respective jurisdictions.

16.	FINANCE AND GUARANTEES

16.1.1	Full and accurate particulars of all overdraft, loan and other financial facilities available to each Target Group Company and of the amounts outstanding under such facilities are set out in the Disclosure Letter and no Target Group Company has done anything whereby the continuance of any loan or bank facility might be affected or prejudiced.

16.1.2	No guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement has been given by or entered into by a Target Group Company or any third party in respect of borrowings or other obligations of a Target Group Company.

16.1.3	The total amount borrowed by each Target Group Company does not exceed any limitations on the borrowing powers contained:

(a)	in the memorandum and articles of association of the relevant Target Group Company; or

(b)	in any debenture or other deed or document binding on the relevant Target Group Company.

16.1.4	Full and accurate details of all bank accounts maintained or used by each Target Group Company including in each case the name and address of the relevant bank, the number and class of account and details of all direct debits, standing orders and other such authorities, are set out in the Disclosure Letter.

16.1.5	Other than as set out in the Disclosure Letter, no Target Group Company has:

(a)	any loan capital outstanding;

(b)	incurred or agreed to incur any material borrowing or indebtedness which it has not repaid or satisfied; or

(c)	lent or agreed to lend any material amount of money which has not been repaid to it.

16.1.6	No Target Group Company is a party to or has any material obligation under any loan agreement debenture, bond, note, stock acceptance or documentary credit facility, bill of exchange, promissory note, finance lease, debt or inventory financing, discounting or sale of receivables or factoring agreement or sale and leaseback arrangement the purpose of which is to raise money or provide finance or credit other than trade credits not exceeding $50,000 each in the ordinary course of business (“Borrowing Instrument”).

16.1.7	No event or circumstance has occurred or may occur with the passing of time or the giving of notice, certificate, declaration of demand, which has or would become an event of default under or any breach of any of the terms of any Borrowing Instrument or financial facility of a Target Group Company or which has entitled or would entitle any person to require the payment of or repayment pursuant to any such Borrowing Instrument or financial facility before its normal or originally stated maturity, or which is or shall be such as to terminate, cancel or render incapable of exercise any entitlement to draw money or otherwise exercise the rights of a Target Group Company under such Borrowing Instrument or financial facility.

16.1.8	No Target Group Company has subsisting over the whole or part of its present or future revenues or assets any Encumbrance or adverse right of any description.

16.2	Guarantees and indemnities

16.2.1	No part of the loan capital, borrowing or indebtedness in the nature of borrowing of a Target Group Company is dependent on the guarantee or indemnity of, or security provided by, another person.

16.3	Grants and Subsidies

16.3.1	Details of all investments, grants or subsidies which have been received or applied for or which are receivable by any Target Group Company are set out in the Disclosure Letter.

16.3.2	So far as the Management is aware, no Target Group Company has done or agreed to anything as a result of which:

(a)	an investment, grant or subsidy received by a Target Group Company is or may be liable to be refunded wholly or partly; or

(b)	any application for a grant or subsidy shall or may be refused wholly or partly.

17.	PERMITS

17.1	Compliance with Permits

Each Target Group Company has obtained all necessary Permits and, so far as the Management Seller is aware, complied with the terms and conditions of such Permits (details of which are contained in the Disclosure Letter) in all material respects.

17.2	Status of Permits

17.2.1	Each Permit is in force, valid and subsisting. The Management Seller has not been notified that any Permit might be revoked, suspended, cancelled, varied or not renewed.

17.2.2	Each action required for the renewal or extension of each Permit has been taken.

17.2.3	The Management Seller is not aware of any circumstances indicating that any of the Permits will be revoked, suspended, cancelled, varied or not renewed in the ordinary course as a result of the execution or performance of this Agreement or a document to be executed at or before Completion.

18.	INSOLVENCY, WINDING UP ETC.

18.1	Winding up and administration

No order has been made, petition presented or resolution passed for the winding up of a Target Group Company or for the appointment of a provisional liquidator to a Target Group Company or for an administration order in respect of a Target Group Company.

18.2	Receivership

No receiver or receiver and manager has been appointed of the whole or part of a Target Group Company’s business or assets.

18.3	Voluntary arrangements

No voluntary arrangement has been proposed under section 1 of the Insolvency Act, 1986 in respect of a Target Group Company. No compromise or arrangement has been proposed, agreed to or sanctioned under section 425 of the Act in respect of a Target Group Company.

18.4	Insolvency

18.4.1	No Target Group Company is insolvent or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986.

18.4.2	No Target Group Company has at any time during the two years preceding the date of this Agreement entered into a transaction with any person at an undervalue (as defined in Section 238 of the Insolvency Act, 1986) or given a preference in breach of Section 239 of the Insolvency Act, 1986.

18.5	Distress etc.

No distress, execution or other process has been levied on an asset of a Target Group Company.

18.6	Unsatisfied judgments

There is no unsatisfied judgment or court order outstanding against a Target Group Company.

18.7	Striking out

So far as the Management Seller is aware, no action is being taken by the registrar of companies to strike a Target Group Company off the register under section 652 of the Companies Act.

19.	PENSIONS AND OTHER BENEFITS

19.1.1	So far as the Sellers are aware but without qualification as to the awareness of the Management Seller, Mosaic (UK) has complied with all its obligations pursuant to the Welfare Reform and Pensions Act 1999 and the Stakeholder Pensions Regulations 2000 (as amended).

19.1.2	The Disclosure Letter sets out a list of all those employees of the Target Group in respect of whom contributions are being made to the Stakeholder Pension Plan and the percentage rate and amount of the contributions made by the relevant Target Group Company in respect of each such employee at the date of this Agreement.

19.1.3	A true, complete and accurate copy of the Stakeholder Pension Plan explanatory booklet is set out in the Disclosure Letter.

19.1.4	No assurance, promise or guarantee (oral or written) has been made or given to an employee of a Target Group Company of a particular level or amount of benefits to be provided in respect of him or her pursuant to the Stakeholder Pension Plan on retirement, death or leaving employment. The Stakeholder Pension Plan provides only money purchase benefits as defined in section 181 of the Pension Schemes Act 1993.

19.1.5	Other than the Stakeholder Pension Plan or save as otherwise set out in the Disclosure Letter, no Target Group Company is, or has ever been, or is preparing to be a party to any agreement or arrangement (whether legally enforceable or not and whether approved by a Taxation Authority or not) for the provision of pensions, allowances, lump sums or other like benefits on retirement, death or long term ill health for the benefit of any current or former directors, officers, employees, consultants or workers of any Target Group Company (or their dependents) nor has any Target Group Company provided or promised to pay any ex gratia pensions, lump sums or like benefits for any current or former directors, officers, employees, consultants or workers of any Target Group Company or their dependants.

19.1.6	All contributions (including fees and charges and expenses of whatever nature) which are payable by a Target Group Company under the Stakeholder Pension Plan which have fallen due for payment up to and including the date of this Agreement have been paid.

19.1.7	The Sellers are not aware that any proceedings, complaints or disputes concerning the pension rights of the Target Group’s employee have been lodged with or made to ORRA, OPAS or the Pensions Ombudsman and so far as the Sellers are aware but without qualification as to the awareness of the Management Seller, none is pending or is threatened and there are no facts or circumstance which might give rise to such action being taken.

20.	LITIGATION AND COMPLIANCE WITH LAW

20.1	Litigation

20.1.1

(a)	No Target Group Company has been engaged during the two years ending on the date of this Agreement or is currently involved in a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction;

(b)	no Target Group Company has received notice that any Person for whose acts or defaults any Target Group Company may be vicariously liable has been engaged during the two years ending on the date of this Agreement or is currently involved in a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction; and

(c)	so far as the Sellers are aware, no civil, criminal, arbitration, administrative or other proceeding in any jurisdiction is pending or threatened by or against a Target Group Company or a person for whose acts or defaults a Target Group Company may be vicariously liable.

20.1.2	The Sellers have not received notice of and the Sellers are not aware of any fact or circumstance existing which might give rise to a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction involving a Target Group Company or a person for whose acts or defaults a Target Group Company may be vicariously liable.

20.1.3	The Sellers have not received notice of nor are the Sellers aware, of any outstanding judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency in any jurisdiction against a Target Group Company or a person for whose acts or defaults a Target Group Company may be vicariously liable.

20.1.4	Compliance with law

So far as the Sellers are aware, each Target Group Company has conducted its business and dealt with its assets in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction in which it does business.

20.2	Investigations

So far as the Sellers are aware, there is and has been no governmental or other investigation, enquiry or disciplinary proceeding concerning a Target Group Company in any jurisdiction and none is pending or threatened. So far as the Sellers are aware, no fact or circumstance exists which might give rise to an investigation, enquiry or proceeding of that type.

20.3	Unlawful payments

No Target Group Company has authorized and so far as the Sellers are aware no person for whose acts or defaults the Target Group Company may be vicariously liable has:

(a)	induced a person to enter into an agreement or arrangement with a Target Group Company by means of an unlawful or immoral payment, contribution, gift, or other inducement;

(b)	offered or made an unlawful or immoral payment, contribution, gift or other inducement to a government official or employee; or

(c)	made an unlawful contribution to a political activity.

21.	CONSTITUTION, REGISTERS AND RETURNS

21.1	Constitution

Each Target Group Company is operating and has always operated its business in all material respects in accordance with its memorandum and articles of association at the relevant time.

21.2	Registers and Records etc.

Each register, minute book and other book or record which the Companies Act requires each Target Group Company to keep has been properly kept and contains a true and accurate record (in all material respects) of the matters which it is required by the Companies Act to record. No notice has been received or allegation made that a register or book is incorrect or should be rectified.

21.3	Returns etc.

All returns, particulars, resolutions and other documents required to be delivered by each Target Group Company to the registrar of companies or another governmental or other authority or agency have been prepared and delivered.

22.	BROKERAGE OR COMMISSIONS

No person is entitled to receive from a Target Group Company a finder’s fee, brokerage or commission in connection with this Agreement or anything contained in it.

PART B: WARRANTIES ON MOSAIC SOFTWARE INC.

1.	Mosaic Software Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

2.	The copies of the Articles of Incorporation and By-Laws of Mosaic Software Inc. included in the Disclosure Bundle to Buyer are true, correct and complete copies of such documents as in effect as of the date of this Agreement. There is no corporation, partnership or other organization, whether incorporated or unincorporated, which is either directly or indirectly owned by Mosaic Software Inc.

3.	Neither Mosaic Software Inc. nor any of its shareholders has ever filed (i) an election pursuant to Section 1362 of the Internal Revenue Code of 1986, as amended (the “Code”), that Mosaic Software Inc. be taxed as an S Corporation or (ii) a consent under Section 341(f) of the Code, concerning collapsible corporations. Mosaic Software Inc. has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Mosaic Software Inc. has disclosed on its federal income tax returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Mosaic Software Inc. is not a party to any Tax allocation or sharing agreement.

4.	No unfair labor practice charges or claims are pending or, to the knowledge of the Management Seller, threatened against Mosaic Software Inc. with the National Labor Relations Board.

5.	Sellers have provided true and correct copies of all written personnel polices applicable to the employees of Mosaic Software Inc.

6.	Mosaic Software Inc. has complied in all material respects with all laws relating to the hiring and retention of all employees, leased employees and independent contractors relating to wages, hours, equal opportunity and collective bargaining. There are no discrimination charges or administrative claims pending or, to the knowledge of the Management Seller, threatened, against Mosaic Software Inc. by or before any state, local or federal agencies. There are no current Occupational Safety and Health Administration investigations or citations pending or, to the knowledge of the Management Seller, threatened against Mosaic Software Inc.

7.	The Disclosure Letter sets forth a complete list of each “employee pension benefit plan” (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), each “employee welfare benefit plan” (as such term is defined in Section 3(1) of ERISA), each employment, consulting, severance or similar contract, plan, program, arrangement or policy and each other plan, program, policy or arrangement providing for benefits, compensation, retention payments, bonuses, fees, profit-sharing, stock option, stock purchase or other stock related rights or other forms of incentive or deferred compensation, change in control benefits, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance programs, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits that is maintained, administered or contributed to by Mosaic Software Inc. and that covers any of its employees (such plans, collectively, the “US Employee Benefit Plans”).

8.	No US Employee Benefit Plan provides for post-employment life or health insurance, benefits or coverage for any employee or former employee or a beneficiary of an employee or former employee, other than (i) coverage mandated by applicable law, or (ii) death benefits or retirement benefits under a US Employee Benefit Plan that is an “employee pension benefit plan” (as that term is defined in Section 3(2) of ERISA).

9.	No US Employee Benefit Plan is a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA) and within the last six years neither Mosaic Software Inc. nor any entity which together with Mosaic Software Inc. would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Section 414(b), (c) or (m) of the Code has sponsored, maintained or contributed to a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA). At no time has Mosaic Software Inc. maintained a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) and within the last six years Mosaic Software Inc. nor any entity which together with Mosaic Software Inc. would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Code Sections 414(b), (c) or (m) has sponsored, maintained, contributed to or incurred any withdrawal liability, within the meaning of Section 4201 of ERISA to any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA).

10.	All contributions required to be made to the US Employee Benefit Plans have been timely made under its terms and provisions, any related insurance contract, or any applicable law; no assets of Mosaic Software Inc. is subject to any lien under Code Section 401(a)(29), ERISA Section 302(f) or Code Section 412(n), ERISA Section 4068 or arising out of any action filed under ERISA Section 4301(b).

11.	No proceedings (other than routine claims for benefits) are pending or, to the knowledge of the Management Seller, threatened against or relating to any US Employee Benefit Plan or any fiduciary thereof. Mosaic Software Inc. has in all material aspects complied with (i) the notice and continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation of 1985 (“COBRA”) and the regulations under Section 4980B of the Code with respect to each US Employee Benefit Plan that is, or was during any taxable year of Mosaic Software Inc. for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code and (ii) the Health Insurance Portability and Accountability Act and the regulations thereunder.

12.	Each of the US Employee Benefits Plans has been established and at all times maintained, funded, operated and administered in compliance in all material respects with its terms and applicable laws (including with respect to reporting and disclosure), including, but not limited to, ERISA and the Code. Each of the US Employee Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code and any trust created pursuant to any such US Employee Benefit Plan intended to be exempt from federal income tax under Section 501(a) of the Code, has received from the Internal Revenue Services a favourable determination letter to such effect upon which Mosaic Software Inc. is entitled to rely as to such matters and which is currently applicable there is no circumstance or event that would jeopardize the tax-qualified status of any US Employee Benefit Plan or the tax-exempt status of any related trust, or that would cause the imposition of any liability, penalty or tax under ERISA or the Code.

13.	All contributions or other amounts payable by Mosaic Software Inc. as of the Completion Date with respect to each of the US Employee Benefit Plans, and all other liabilities of Mosaic Software Inc. with respect to the US Employee Benefit Plans, in respect of current or prior plan years, have been paid or accrued in accordance with US generally accepted accounting principles.

14.	All reports, returns, information and other documents required to be filed with the US Department of Labor and the Internal Revenue Service or provided to plan participants and their beneficiaries with respect to each US Employee Benefit Plan have been filed or provided, as applicable.

15.	Mosaic Software Inc. has not incurred any liability that could subject Buyer to liability under Sections 4062, 4063 or 4064 of ERISA.

16.	Sellers have delivered to Buyer correct and complete copies of each of the US Employee Benefit Plans and all related documents, including, but not limited to, (i) the plan and trust agreements for each US Employee Benefit Plan (if applicable), (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such US Employee Benefit Plan, (iii) the current summary plan description (or any other such summary of the terms and conditions of the US Employee Benefit Plan) and any summaries of material modification for such US Employee Benefit Plan, (iv) all annual reports (Form 5500 series) for each US Employee Benefit Plan filed for the preceding three plan years (if applicable), and (v) all agreements with fiduciaries and service providers relating to the US Employee Benefit Plans (if applicable).

17.	No payment that is or may be made by, from or with respect to any US Employee Benefit Plan, agreement or otherwise to any employee, former employee, director or agent of Mosaic Software Inc., either alone or in conjunction with any other payment, will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code (or any corresponding provision of state, local or foreign tax law).

PART C: WARRANTIES ON MOSAIC S.A.

1.	Mosaic UK is duly registered as an external company in accordance with the provisions of the South African Companies Act, 1973 (the “SA Companies Act”).

2.	Mosaic UK has complied with all applicable provisions of the SA Companies Act.

3.	All returns, particulars, resolutions and other documents required to be delivered by Mosaic UK to the Registrar of Companies or other Governmental authority or other authority or agency under the SA Companies Act have been prepared and delivered.

4.	Mosaic UK has complied with all applicable provisions of the Exchange Control Regulations, 1961 promulgated in terms of the Currency and Exchanges Act 9 of 1933 (the “Regulations”). Mosaic UK has obtained all necessary approvals which it is obliged to obtain under the Regulations and has complied with the terms of all such approvals. Mosaic UK knows of no reason why any such approvals should be revoked, suspended or cancelled. Mosaic UK is not nor has it been the subject of any investigation by any relevant authority under the Regulations. Full details, including copies of all correspondence with the relevant authorities under the Regulations concerning Mosaic UK or the business of Mosaic in South Africa, are contained in the Disclosure Bundle.

5.	The audited annual financial statements of Mosaic S.A. for the 12 month period ended on the Last Accounts date (a copy of which is annexed to the Disclosure Letter) (the “SA Division Accounts”) have been prepared and audited in accordance with Statements of Generally Accepted Accounting Practice in South Africa on the date on which they were approved by the directors of Mosaic UK and in the manner required by the SA Companies Act.

6.	No material change in accounting policies has been made in preparing the accounts of Mosaic S.A. during the three preceding financial years of Mosaic UK ended on the Last Accounts Date, except as stated in the audited balance sheets and profit and loss accounts for those years.

7.	The SA Division Accounts show a true and fair view of the assets, liabilities and state of affairs of Mosaic S.A. as at the Last Accounts Date and of the profits and losses of Mosaic S.A. for the financial year ended on the Last Accounts Date.

8.	Save as disclosed in the Disclosure Letter, there are not in force any agreements, undertakings, understandings or arrangements, whether written or oral, between Matisse Financial Management Services (Pty) Limited and Mosaic UK.

9.	There are not in force any agreements, undertakings, understandings or arrangements, whether written or oral, to which Matisse Financial Management Services (Pty) Limited is a party or has the benefit of or is otherwise subject, the benefit of which would be required to be assigned to or otherwise vested in Mosaic UK to enable Mosaic UK to carry on the business of Mosaic S.A. in the same manner and scope and to the same extent and on the same basis as Mosaic UK has carried on such business prior to the date hereof.

10.	Save for the Funds, Mosaic UK is not a party to, nor participates in, nor contributes to any scheme, agreement or arrangement (whether legally enforceable or not) for the provision of any pension, retirement, death, incapacity, sickness, disability, accident or other like benefits (including the payment after cessation of employment with Mosaic UK of medical expenses) for any SA Employee or for the widow, widower, child or dependant of any Employee.

11.	Mosaic UK has not given any undertaking or assurance (whether legally enforceable or not) as to the continuance, introduction, improvement or increase of any benefit of a kind described in paragraph 10 above, or is paying or has in the last two years paid any such benefit to (in either case) any SA Employee or any widow, widower, child or dependant of any SA Employee.

12.	All material details relating to the Funds are contained in or annexed to the Disclosure Letter including true and complete copies of the following documents, namely:

(a)	all deeds, rules and other governing documents of current effect;

(b)	all announcements, booklets and the like of current effect which have been issued to any of the SA Employees;

(c)	the schedule of contributions.

(d)	details of all amendments (if any) to the Funds which have been announced or are proposed but which have not yet been formally made;

(e)	details of all discretionary increases (if any) to pensions in payment or in deferment under the Funds which have been granted in the ten years prior to the date of this Agreement or which are under consideration;

(f)	details of all discretionary practices (if any) which may have led any person to expect additional benefits in a given set of circumstances (by way of example, but without limitation, on retirement at the behest of Mosaic SA or in the event of redundancy); and

(g)	details of the rate at which and basis upon which Mosaic UK currently contributes to each of the Funds, any change to that rate and/or basis which is proposed or which is under consideration and details of all contributions paid to each of the Funds by Mosaic UK in the three years prior to the date of this Agreement.

13.	Contributions to the Funds are paid monthly in arrears and all contributions and other amounts which have fallen due for payment by Mosaic UK have been paid. Mosaic UK has (to the extent that it will be required to do so) discharged its liability (if any) to pay or reimburse (whether wholly or in part) anyone who has paid any costs, charges or expenses which have been incurred by or in connection with the Funds.

14.	None of the Funds or Mosaic UK is engaged or involved in any proceedings which relate to or are in connection with the Funds or the benefits thereunder and no such proceedings are pending or threatened and so far as the Sellers are aware having made due and diligent enquiries, there are no facts likely to give rise to any such proceedings.

15.	Mosaic UK:

(a)	has been admitted to participation in each of the Funds on the same terms as apply generally to other employers participating in each of the Funds;

(b)	has observed and performed those provisions of the Funds which apply to it;

(c)	may (without the consent of any person or further payment) terminate its liability to contribute to each of the Funds at any time subject only to giving such notice (if any) as is expressly provided for in the documentation containing the current provisions governing such Fund.

PART D: WARRANTIES ON THE AUSTRALIAN BRANCH OF MOSAIC UK.

In this part D of Schedule 4, the following terms shall have the meaning set out below:

“Australian Branch” means the branch of Mosaic UK that is registered in Australia as a foreign company, details of which are set out in Schedule 2 Part 4; and

“Business Name” means Mosaic Software (UK) Ltd with registered Australian Business Number 67 095 749 821.

1.	Mosaic UK is duly registered as a foreign company in Australia in accordance with the provisions of the Corporations Act, 2001 (Cth).

2.	The Australian Branch of Mosaic UK has complied with all relevant Australian laws including applicable provisions of the Corporations Act, 2001 (Cth).

3.	All financial statements, particulars, resolutions and other documents required to be delivered by the Australian Branch to the Australian Securities and Investment Commission or other Governmental authority or other authority or agency under the Corporations Act, 2001 (Cth) have been prepared and delivered.

4.	No one has been licensed, authorised or permitted by any Target Group Company or the Seller’s Group to use a name in Australia incorporating all or part of the Business Name.

5.	Neither the Sellers nor any Target Group Company has received or is aware any notice from any public authority relating to the Real Property in Australia.

SCHEDULE 5
THE REAL PROPERTIES

Leasehold Real Properties

Cape Town

Owner: Mosaic Software (UK) Limited

Office address:	Mosaic House, Belmont Office Park, 14 Belmont Road, Rondebosch situated on erf 147945 & 149268 (2214.8m2)

Lessor:	GrowthPoint Properties Limited

Expiry:	31/07/2009

Monthly rental & Operational costs	R103,801.99 until July 2005

R113,144.17 until July 2006

R123,327.14 until July 2007

R134,426.58 until July 2008

R146,524.98

Outstanding lease amount is payable if contract is terminated before expiry date

Johannesburg

Owner: Mosaic Software (UK) Limited

Office address:	Offices on the Ground Floor, Howick Gardens Waterfall Park situated on Erf 1343 Vorna Valley Ext.21

Lessor:	Hyprop Investments Limited

Expiry:	30 June 2009

Monthly rental:	R11,709.07 until June 2005

R12,879.98 until June 2006

R14,167.97 until June 2007

R15,584.77 until June 2008

R17,143.25

Outstanding lease amount is payable if contract is terminated before expiry date

Melbourne

Owner: Mosaic Software (UK) Limited

Office address:	Suite 7, Level 2, 499 St Kilda Road, Melbourne, Victoria, 3004, Australia

Lessor:	Focus Capital Group Ltd

Expiry:	30 June 2006

Monthly rental and maintenance and cleaning fee:	AUD4,117.50 and AUD232-56 respectively

Outstanding lease amount will be payable is contract is terminated before expiry date

Singapore

Owner: Mosaic Software (UK) Limited

Office address:	350 Orchard Road, #11-08 Shaw House, Singapore 238868

Lessor:	Park Avenue Service Office

Expiry:	15 April 2005

Monthly rental and expenses:	SGD1,500 excluding 5% GST

Outstanding lease amount will be payable if contract is terminated before expiry date

Chertsey

Owner: Mosaic Software (UK) Limited

Office address:	Culverdon House, Abbots Way, Chertsey, Surrey, KT19 9LE, United Kingdom

Lessor:	Great Plains Software UK LLC

Expiry:	6 February 2007

Monthly rental and operating costs	£21,937.50 and £5,166.67 respectively

Deerfield Beach

Owner: Mosaic Software Inc.

Office address:	800 Fairway Drive, Deerfield Beach, FL 33441, USA

Lessor:	CMD Properties, Inc.

Expiry:	31 October 2008

Monthly rental:	$14,245

SCHEDULE 6
LIMITATIONS ON SELLERS’ LIABILITY

1.	The Sellers shall not be liable for any Relevant Claim in respect of any fact, matter, event or circumstances to the extent that:

(a)	such fact, matter, event or circumstance has been disclosed in this Agreement or the Disclosure Letter but this limitation on the Sellers’ liability shall not apply to any Relevant Claim in respect of a breach of any of the Tax Warranties where disclosure against that Tax Warranty is not permitted under Clause 7.4.2 of this Agreement; or

(b)	allowance, provision or reserve has been made for such fact, matter, event or circumstance in the Accounts or Management Accounts or to the extent that payment or discharge of the relevant matter has been taken into account therein or to the extent that such matter was specifically referred to in the notes to such Accounts or Management Accounts.

2.	The Sellers shall not be liable for any Relevant Claim which would not have arisen but for an act, omission or transaction carried out after the date hereof by the Buyer or any director, officer, employee, Affiliate or agent of the Buyer or by any Target Group Company after Completion (except in the case of a Target Group Company one which that Target Group Company was, at Completion, under a legal obligation to carry out).

3.	The Sellers shall not be liable in respect of any Relevant Claim to the extent that such Relevant Claim is attributable to, or such Relevant Claim is increased as a result of, any legislation not in force at the date hereof or to any change of law, regulation, directive, requirement or administrative practice or any change in rates of tax, which in each case is not in force at the date hereof and which takes effect retrospectively.

4.	Nothing in this Agreement shall in any way restrict or limit the general obligation at law of the Buyer and the Target Group Company to mitigate any loss or damage which it may suffer in consequence of any breach by the Sellers of the terms of this Agreement or any fact, matter, event or circumstance giving rise to a Relevant Claim (other than one relating to the breach of a Tax Warranty), and no Relevant Claim shall arise to the extent that a breach of a Tax Warranty results in a liability to a Target Group Company that may be discharged, in whole or in part, by use of a Pre-Accounts Date Loss.

5.	If the Sellers pay to the Buyer an amount in discharge of a Relevant Claim and the Buyer or a Target Group Company subsequently recovers, or subsequently is entitled or subsequently may be entitled to recover, (whether by payment, discount, credit, relief or otherwise) from a third party (including any tax authority) a sum which is referable to the matter giving rise to the Relevant Claim or obtains a Relief which is so referable, the Buyer shall (or, as appropriate, shall procure that Target Group Company shall):

(a)	give notice to the Sellers of that fact as soon as practicable and in any event, within 14 days of the Buyer or the Target Group Company becoming so aware;

(b)	if so required by the Sellers, and subject to the Buyer being fully indemnified to its reasonable satisfaction by the Sellers against all reasonable costs and expenses incurred hereunder by the Buyer or any Target Group Company, take such appropriate action as the Sellers may reasonably request to enforce such recovery;

(c)	keep the Sellers fully informed of the progress of any action taken and provide them with copies of all relevant correspondence and documentation; and

(d)	forthwith pay to the Sellers an amount equal to (i) the sum recovered from the third party (or the value of the relief obtained, calculated by reference to the amount saved) less any reasonable out-of-pocket costs and expenses incurred by the Buyer or the Target Group Company in recovering the same and any tax suffered on the receipt; or (ii) if the figure resulting under sub-paragraph (i) above is greater than the amount paid by the Sellers to the Buyer or the Target Group Company in respect of the Relevant Claim or the aggregate payments previously made by the Sellers in respect of all Relevant Claims, such lesser amount as shall have been so paid by the Sellers.

The amount by which the sum calculated in accordance with paragraph (d) exceeds the amount repaid by the Sellers pursuant to this sub clause shall be carried forward and set against any future payment or payments which become due from the Sellers in respect of any Relevant Claim.

6.	If any Relevant Claim shall arise by reason of some liability which at the time that the relevant Claim is notified to the Sellers is contingent only, the Sellers shall not be under any obligation to make any payment to the Buyer in respect of such a Relevant Claim until such time as the contingent liability ceases to be so contingent.

7.	The Buyer agrees for itself and on behalf of each Target Group Company with the Sellers that each of them shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one shortfall, damage, deficiency, breach or other set of circumstances which give rise to one or more Relevant Claim, and for this purpose recovery by the Buyer or the Target Group shall be deemed to be a recovery by each of them.

8.	Upon any Relevant Claim for breach of Warranty being made or notification from the Buyer to the Sellers pursuant to paragraph 9 of this Schedule 6 of any third party claim, potential claim, matter or event which might lead to a Relevant Claim being made, the Buyer shall and shall co-operate to procure that the Target Group shall, subject to any applicable confidentiality restrictions imposed on or by the Buyer :

(a)	make available to accountants and other professional advisers appointed by the Sellers such access to the personnel of the Target Group and to any relevant records and information as the Sellers reasonably request in connection with such Relevant Claim or third party claim, potential claim, matter or event; and

(b)	use reasonable endeavours to procure that the auditors (both past and then current) of the Target Group make available their audit working papers in respect of audits of the Target Group’s accounts for any relevant accounting period in connection with such Relevant Claim of third party claim, potential claim, matter or event.

9.1	If the Buyer becomes aware of any third party claim, potential claim, matter or event (a “third party claim”) which might lead to a Relevant Claim being made, (subject to being fully indemnified to its reasonable satisfaction by the Sellers against all reasonable out of pocket costs and expenses incurred by the Buyer or the Target Group) the Buyer:

(a)	shall procure that notice of such third party claim (including reasonably sufficient details of the claim, the due date for payment, any time limits for appeal, and so far as practicable, the amount of the claim) is as soon as practicable (having regard to any applicable time limits for appeal) given to the Sellers;

(b)	shall not make (or, as appropriate, shall co operate to procure that the Target Group shall not make) any admission of liability, agreement or compromise with any person, body or authority in relation to any such third party claim without prior consultation and with the prior agreement of the Sellers which shall not be unreasonably withheld or delayed;

(c)	shall take (or, as appropriate, shall co-operate to procure that the Target Group shall take) such action as the Sellers may reasonably request to avoid, dispute, resist, appeal, compromise or defend such third party claim or any adjudication in respect of that third party claim;

(d)	if so required by the Sellers in writing, shall ensure (or, as appropriate, shall co operate to procure that the Target Group shall ensure) that the Sellers are placed in a position to take on or take over the conduct of all proceedings and/or negotiations of whatsoever nature arising in connection with the third party claim in question providing that the Sellers shall instruct legal counsel in connection therewith only with the prior written approval of the Buyer (such approval not to be unreasonably withheld or delayed);

(e)	provide (or, as appropriate, co operate to procure that the Target Group provides) such information and assistance as the Sellers may reasonably require in connection with the preparation for and conduct of such proceedings and/or negotiations referred to in paragraph (d) above; and

(f)	shall, whether or not the Sellers have exercised their right to take control of the proceedings in accordance with paragraph (d) above, keep (or, as appropriate, procure that the Target Group Company keeps) the Sellers fully informed of any actual or proposed developments (including any meetings) including without limitation, subject to any reasonable confidentiality restrictions imposed by the Buyer, providing the Sellers with copies of all correspondence and documents relating to the third party claims and any information, assistance and access to records and personnel as they reasonably require.

9.2	The Sellers agree that they shall consult with the Buyer and keep it fully informed of proceedings or negotiations referred to in paragraph 9.1(d) and shall not make any admission of liability, agreement or compromise with any person, body or authority in relation to any such third party claim without prior consultation and with the prior agreement of the Buyer which shall not be unreasonably withheld or delayed.

9.3	In respect of a third party claim which might lead to a Relevant Claim relating to a breach of a Tax Warranty (a “Tax Warranty Claim”):

(a)	keep the Buyer fully informed of all matters known to the Sellers, or their advisers, concerning the Tax Warranty Claim and provide the Buyer with copies of all documents and correspondence relating to the Tax Warranty Claim; and

(b)	submit to the Buyer for written approval (such approval not to be unreasonably withheld or delayed) drafts of all communications relating to the Tax Warranty Claim which the Sellers, or their advisers, intend to make to the relevant Tax Authority at least five Business Days before the communication is made and, before the communication is made, make, or procure to be made, such amendments as the Buyer shall reasonably request.

9.4	Where the Sellers’ conduct of a Tax Warranty Claim under paragraph 9.1 would involve the relevant Target Group Company contesting the Tax Warranty Claim before any court or other appellate body (excluding a Tax Authority), Tax counsel (of at least ten years’ call) shall be appointed by agreement between the Sellers and the Buyer and paragraph 9.1 will not apply unless that counsel provides a written opinion that an appeal against the Tax Warranty Claim will, on the balance of probabilities, be won.

9.5	The Buyer may, and may procure that the relevant Target Group Company may, pay or settle a Tax Warranty Claim on such terms as it may in its absolute discretion think fit and without prejudice to any of the Buyer’s rights under this Agreement if:

(a)	the Tax Warranty Claim arises out of a dishonest or fraudulent act or omission by the Sellers or a Target Group Company prior to Completion or if the Buyer has reasonable grounds to believe that the conduct of the Sellers or a Target Group Company in connection with the Tax Warranty Claim amounts to fraud; or

(b)	the Sellers or any member of the Sellers’ Group:

(i)	becomes insolvent and corporate action, or other steps, are taken or legal proceedings are started, for its winding up, dissolution or administration or for the appointment of a receiver, administrator, trustee or similar officer of the Sellers or any of their assets; or

(ii)	is unable to pay its debts as they fall due, starts negotiations with a creditor with a view to general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of, or a composition with, its creditors; or

(c)	in the Buyer’s reasonable opinion, any action taken by the Sellers under paragraph 9.1 is likely to affect adversely either the future liability of any Target Group Company to Tax or the business or financial interest of any of them or of any person connected with any of them; or

(d)	the Sellers fail to comply with paragraphs 9.3, 9.4 or 9.5; or

(e)	within ten business days (or five business days in a case where there is a time limit for appeal) of the Sellers having been given written details of the Tax Warranty

Claim under paragraph 9.1, it fails to notify the Buyer of its intention to dispute the Tax Warranty Claim or notifies the Buyer that it does not wish to have conduct of the Tax Warranty Claim; or

(f)	the Buyer reasonably considers that the Sellers, or their advisers, have failed to progress the conduct of the Tax Warranty Claim within a reasonable time.

10.	Any Relevant Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn (and no new Relevant Claim may be made in respect of the facts giving rise to such withdrawn Relevant Claim) unless legal proceedings in respect of it have been commenced by both being issued and served within 6 months of notice having been given by the Buyer pursuant to Clause 8.5.

11.	The Sellers shall not be liable to satisfy any Relevant Claim in respect of any Target Group Company which shall be made after such Target Group Company shall cease to be a direct or indirect subsidiary of the Buyer or of any company which shall at the date of the Relevant Claim be a subsidiary or holding company of the Buyer or a subsidiary of such holding company.

12.	The Sellers shall not be liable in respect of any Relevant Claim to the extent that the amount of such Relevant Claim is recoverable under any policy of insurance of the Target Group in force at the date of this Agreement.

13.	The Sellers shall not be liable for any Relevant Claim to the extent that such Relevant Claim arises or, such Relevant Claim otherwise having arisen, is increased as a result of any change made after Completion in any accounting or taxation policies or practice, or the length of any accounting period for tax purposes, of the any Target Group Company, the Buyer or any other company in the same group of companies as the such Target Group Company or the Buyer.

14.

(a)	In calculating the liability of the Sellers in respect of the Relevant Claim for breach of a Tax Warranty, applying the accounting policies, principles and practices adopted in relation to preparation of the Accounts, such Relevant Claim for a breach of a Tax Warranty shall be reduced by:

(i)	the amount by which any assets shall have been under stated in the Accounts;

(ii)	the amount by which any liability of a Target Group Company shall have been overstated in the Accounts or is discharged or satisfied below the amount attributed thereto in such Accounts; or

(iii)	the amount by which any contingency, provision or reserve (including any provision or reserve taken into account in calculating the net value of an asset) in the Accounts of the Target Company has at the date of the Relevant Claim been established to have been unnecessary or excessive or is subsequently established to have been unnecessary or excessive,

PROVIDED that such amounts shall be calculated without taking into account:

(A)	a retrospective change in the law of Taxation announced after the Last Accounts Date; or

(B)	any Relief arising after the Last Accounts Date; or

(C)	any act of the Buyer or a Target Group Company carried out after the Last Accounts Date

(in each case in respect of paragraphs (i), (ii) and (iii) an “Overprovision”);

(b)	The Sellers may require the auditors for the time being of the Target Group to clarify, at its request and expense, the existence and amount of any Overprovision and the Buyer shall provide, or procure that the each Target Group Company provides, any information or assistance required for the purpose of production by the auditors of a certificate to that effect.

(c)	Subject to (e) below:

(i)	any Overprovision shall first be set against any payment then due from the Sellers in respect of a Relevant Claim for a breach of a Tax Warranty;

(ii)	to the extent there is an excess, a refund shall be made to the Sellers of any previous payment or payments made by the Sellers in respect of a Relevant Claim for a breach of a Tax Warranty (and not previously refunded) up to the amount of the excess; and

(iii)	to the extent that the excess referred to in paragraph (ii) above is not exhausted, the remainder of that excess shall be carried forward and set against any future payment or payments which become due from the Sellers in respect of a Relevant Claim for a breach of a Tax Warranty.

(d)	Either any of the Sellers or the Buyer may, at its expense, require any certificate produced in accordance with (b) above to be received by the auditors for the time being of the Target Group in the event that there are relevant circumstances or factors of which it was not aware, and which were not taken into account, at the time that such certificate was produced, and to certify whether the certificate remains correct or whether it should be amended.

(e)	If following the requirement under (d) the certificate is amended, the revised amount of Overprovision shall be substituted for the purposes of (c), and any adjusting payment that is required shall be made forthwith.

15.	If the Seller pays any amount on account of any liability and subsequently the amount of any provision for any liability in the Accounts shall be confirmed by the auditors at the request of any party to be shown to have been an Overprovision, then the Buyer shall immediately repay to the Sellers an amount equal to such payment or the amount overprovided (whichever is less) and the amount of the provision shall thereafter for the purposes of this Agreement be treated as reduced by the amount of such repayment.

16.	Where a Warranty provided by an Institutional Seller in this Agreement is qualified by the expression “so far as the Sellers are aware” or “so far as the Institutional Sellers are aware” or a similar expression such Warranty shall be limited to and based on the actual knowledge of that matter or thing which each such director or representative of each Institutional Seller set forth below gained as a result of board meetings, board packs, and other documentation distributed by the Chief Executive Officer (CEO) and/or the Chief Financial Officer (CFO) of the Target Group Company to such Institutional Seller and after such director or representative has made enquiries of Johann Dreyer, and/or Willem Van Biljon, and/or Jan Kruger regarding the subject matter of such Warranty.

The directors and/or representatives for the purpose of this paragraph 16 are:

Company	Representative
GE Capital Equity Investments Limited	Sherwood Dodge

Jennifer Buckley

Business Connexion Technology Holdings (Proprietary) Limited	Willem Van Rensberg

Nederlandse Financierings Maatschappij Voor	Hang Wah Man

Ontwikkelingslanden N.V

GTD Investments LLC	Paul Maritz

17.	Where a Warranty provided by the Management Seller in this Agreement is qualified by the expression “so far as the Seller is aware” or “so far as the Management Seller is aware” or any similar expression, such Warranty shall be limited to and based on the actual knowledge of Johann Dreyer and Willem Van Biljon after such persons have made reasonable enquiries regarding the subject matter of such Warranty.

18.1	The Buyer shall procure that each Target Group Company shall prepare all computations and returns relating to the Tax of that Target Group Company for the accounting periods ending on or before Completion and shall deliver such computations or returns (together such other information as may be necessary to enable the Sellers to consider such computations or returns in light of all material facts) to the Sellers so as to afford the Sellers a reasonable opportunity to review them before they are due to be submitted to the appropriate Taxation Authority. The Buyers shall procure that each Target Group Company takes account of any reasonable comments received from the Sellers on those computations or returns in preparing the final form of those documents. The Buyer shall, or will procure that each Target Group Company shall, submit them in that form to the appropriate Taxation Authority and shall at the same time send a copy to the Sellers.

18.2	Subject to paragraph 9 of this Schedule 6, the Sellers shall have the right (if they wish and at their own expense) to be responsible for dealing with the appropriate Taxation Authority in relation to the Tax affairs of any Target Group Company for all accounting periods ending on or before Completion.

18.3	If the Sellers take conduct in accordance with Clause 18.2 above, the Sellers shall:

(a)	keep the Buyer fully informed of all material communications to be submitted to any Taxation Authority and shall submit such communications to the Buyer (together with such other information as may be necessary to enable the Buyer to consider the communication in light of all material facts) in sufficient time before submission to the Taxation Authority to enable the Buyer to comment on such communication and as soon as practicable deliver copies of such communications (where they are made in writing) to the Buyer.

(b)	agree any computations and returns with the relevant Taxation Authority as quickly as reasonably possible;

(c)	keep the Buyer fully informed about the status of any negotiations relating to the Tax affairs of the Target Group Companies for all accounting periods ending on or before Completion; and

(d)	incorporate in any communications to be submitted to the Taxation Authority all reasonable comments of the Buyer or its advisers.

18.4	The Buyer shall procure that the Target Group Company make or joins in making such claims, surrenders and elections as the Sellers shall reasonably require for the accounting periods ending on or before Completion.

18.6	The Buyer shall not, and shall procure that the Target Group Company shall not, do any act or thing (including, in particular, the carry back of Reliefs from accounting periods ending after Completion) after Completion which:

(a)	might affect the relevant Target Group Company’s ability to make claims for allowances or reliefs, to accept surrenders of Reliefs or to consent to surrenders of Reliefs in respect of any accounting period ending on or before Completion to the extent such claims or surrender of Reliefs are taken into account in the Accounts; or

(b)	would reduce or extinguish any relief or allowances relating to any accounting period ending on or before Completion to the extent such relief or allowance has been taken into account in the Accounts.

18.7	The Buyer shall not and shall procure that any Target Group Company shall not amend, disregard, withdraw or disclaim any elections, claims or benefits or disclaim any capital allowances in respect of any accounting period on or before Completion.

18.8	None of the Sellers shall take any action or omit to do any thing which might affect the Tax affairs of any of the Target Group Companies at any time after Completion.

18.9	If the Buyer considers in its reasonable opinion that any of the Sellers are not complying with their obligations under this paragraph 18.3 it shall notify the Sellers of that fact in writing. If within ten days of receiving the written notice the Sellers fail to provide an explanation which is satisfactory to the Buyer in its reasonable discretion the Buyer shall be entitled, at the expense of the Sellers to take over the Tax affairs of the relevant Target Group Company for the accounting periods ending on or before Completion specified in the Buyer’s notice.

SCHEDULE 7
EARN OUT ACCOUNTS
PART A: Form of Earn Out Accounts

1.	After the Earn Out Period, and within 30 business days of the end of the Earn Out Period, the Buyer shall prepare and deliver to the Seller:

(a)	a draft of the Earn Out Accounts on a basis consistent with and prepared using the same accounting policies as those used in preparing the Accounts, except as provided for in Part B of this Schedule; and

(b)	a draft pro-forma Statement of EBITDA on the basis of the draft Earn Out Accounts and if relevant, a draft Statement of Adjustments,

both of which shall be prepared taking into account the adjustments set out in Part C of this Schedule.

2.	No later than 30 business days after the receipt of the draft Earn Out Accounts and the draft Statement of EBITDA, the Sellers shall notify the Buyer in writing whether or not they accept the draft Earn Out Accounts, the draft Statement of EBITDA and, if relevant, the draft Statement of Adjustments.

3.	If the Sellers notify the Buyer in accordance with paragraph 4 of this Schedule that they do not accept the draft Earn Out Accounts or the draft Statement of EBITDA or, if relevant, the draft Statement of Adjustments:

(a)	the Sellers shall set out in such notice their reasons for such non-acceptance and specify the adjustments, with supporting evidence, which they believe should be made to the draft Earn Out Accounts and/or the draft Statement of EBITDA and/or the Statement of Adjustments in order to comply with the requirements of this Agreement; and

(b)	within 30 business days of receipt by the Buyer of such notice, the parties shall use all reasonable endeavours to agree the adjustments which the Sellers have requested to be made in order to put such draft documents in final form.

4.	If the Sellers accept the draft Earn Out Accounts, the draft Statement of EBITDA and, if relevant, the draft Statement of Adjustments (either as originally submitted or after agreed adjustments) or if the Sellers fail to notify the Buyers of their non-acceptance of the draft Earn Out Accounts, the draft Statement of EBITDA and, if relevant, the draft Statement of

Adjustments within the period referred to in paragraph 4 of this Schedule, the draft Earn Out Accounts, the draft Statement of EBITDA and, if relevant, the draft Statement of Adjustments (if relevant with any agreed adjustments) shall constitute Earn Out Accounts and the Statement of EBITDA and, if relevant, the draft Statement of Adjustments which shall be final and binding on the parties.

5.	If the Buyers and the Sellers do not reach agreement within 10 business days of the Sellers’ notice of non-acceptance under paragraph 5 of this Schedule, the matters in dispute (but only the matters in dispute) may be referred on the application of either the Sellers or the Buyers to Independent Accountants for determination and a statement of what adjustments in respect of such disputed matters (if any) are necessary to the draft Statement of EBITDA and, if relevant the draft Statement of Adjustments in order for them to have been prepared in accordance with his Agreement, on the following terms:

(a)	the Independent Accountants shall act as an expert (and not as an arbitrator);

(b)	in so far as they are able, the parties shall each provide the Independent Accountant with all information relating to the Target Group Companies which the Independent Accountants reasonably require;

(c)	the decision of the Independent Accountants shall be made within (10) business days of the referral and shall, in the absence of fraud or manifest error, be final and binding on the parties; and

(d)	the Independent Accountants’ costs shall be paid equally by the Buyer and the Sellers or as the Independent Accountants otherwise determine.

PART B: Accounting Policies

The Earn Out Accounts shall be prepared in accordance with the accounting policies adopted in the Accounts.

PART C: Adjustments

1.	EARN OUT ACCOUNTS BASIS

No provision shall be included or adjustment made in the Earn Out Accounts in relation to the following matters:

EBITDA Adjustments

The following items will be added/(deducted) from EBITDA in the Earn Out Accounts in order to determine EBITDA upon which the consideration will be based.

(a)	New products resulting in change of EBITDA

(i)	If the Buyer introduces a new product or business line (being a product or business line outside of the business of the Target Group) through the Target Group, the Sellers may give notice in writing before the commercial introduction of such product or business line through the Target Group indicating in writing whether they wish to exclude the new product or business line from the calculation of EBITDA for the period in which the product is introduced during the Earn Out Period (an “Exclusion Notice”).

(ii)	If an Exclusion Notice has been served then, in addition to the instructions given to that accountants producing the Earn Out Accounts, instructions will be given to the accountants to exclude the new product or business line from the Earn Out Accounts.

(iii)	For the avoidance of doubt, a failure by the Sellers to give an Exclusion Notice will result in and will constitute the Sellers, consent to, the inclusion of the new product or business line in the Earn Out Accounts.

(b)	Competing Business

The Buyer agrees that the EBITDA arising from any business established by the Buyer or any of its Affiliates after the Completion Date and which competes directly with a business of a Target Group Company shall be added to the EBITDA of the Target Group.

(c)	Interaction with Relevant Claims

(i)	The Buyer agrees that if any claim in respect of which a recovery made by the Buyer has an effect on EBITDA, the “sum so recovered” (meaning an amount equal to the total amount recovered by the Buyer plus any interest recovered less any properly incurred costs recovered and any tax thereof suffered by the Buyer) by the Buyer shall be added back to the Earn Out Accounts so as to eliminate such effect on EBITDA.

(ii)	In respect of determining EBITDA, no loss, liability or provisions (including, without limitation, in respect of potential costs and expenses relating thereto) shall be included or taken into account in such calculation to the extent that the matter, fact, circumstance or event giving rise thereto is related to the subject matter of any Warranty and related to the period up to Completion whether or not any Relevant Claim can be made in respect thereof under the Warranties.

(d)	Other Adjustments

In the event that:

(i)	a member of the Target Group enters into a transaction with the Buyer or any Affiliate of the Buyer other than in the ordinary course of business and on arm’s length commercial terms;

(ii)	a mortgage, charge or encumbrance (other than one arising by operation of law in the ordinary course of the business of the Target Group) is granted or a security interest is created over the whole or any part of the business, property or assets of any Target Group Company (otherwise than as may arise or be required in the normal course of trading);

(iii)	a Target Group Company enters into or agrees to enter into any arrangement for the sharing of the profits or assets of any Target Group Company (provided that this shall not affect the Buyer’s ability to use the Target Group’s customer database to cross-sell other products among the Buyer and Affiliates of the Buyer); or

(iv)	the Buyer or any Affiliate of the Buyer acquires a business which competes directly or indirectly with a business of a Target Group Company (whether or not such competing business is combined legally or operationally with the Target Group) which changes the way in which the business of the Target Group is conducted or the Target Group’s standing among the Affiliates of the Buyer or which represents a significant burden on management time;

and there is a consequential adverse effect on EBITDA for the Target Group in respect of the Earn Out Period, then the Buyer’s accounting department shall calculate and provide an adjusted EBITDA figure which shall be substituted for the non-adjusted EBITDA figure in the calculation of the Earn Out Payment so as to ensure that the Earn Out Payment is at least as high as that which would have arisen had the transaction not been effected or if it had been effected on arm’s length terms (whichever would have given rise to the higher Earn Out Payment).

(e)	Employee Options Payment

Any amount payable by or to a Target Group Company in connection with Employee Options (including without limitation any payment received from the Buyer by a Target Group Company, any payment by a Target Group Company to an Employee Optionholder or any payment of Tax by a Target Group Company relating thereto) shall be given a value of zero for the purposes of calculating EBITDA.

SCHEDULE 8
ACTION PENDING COMPLETION

Other than with the consent of the Buyer (such consent not to be unreasonably withheld or delayed) and except for action agreed to be taken by the Sellers and the Buyer with regards to the cancellation of the Employee Options, Executive A Options and Executive B Options, the cancellation of the Mosaic Share Option Scheme and the Mosaic Software Management Trust, the Sellers shall procure to the extent that it is reasonably within their capacity so to do, that each Target Group Company will:

1	not create, allot, issue, acquire, repay or redeem any share or loan capital or agree, arrange or undertake to do any of those things or acquire or agree to acquire, an interest in a corporate body;

2	operate its business (i) in the usual way so as to maintain that business as a going concern, and (ii) not materially outside the Budget;

3	not acquire or dispose of, or agree to acquire or dispose of, an asset except in the usual course of its business or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) except in the usual course of its business;

4	not make, or agree to make, capital expenditure materially exceeding that set out in the Budget and in the manner and at the time anticipated in the Budget or incur, or agree to incur, a commitment or commitments involving capital expenditure exceeding that set out in the Budget;

5	not declare, pay or make a dividend or distribution;

6	not pass a shareholders’ resolution;

7	not make a claim under section 152 or 153 of the Taxation of Chargeable Gains Act 1992 which affects an asset owned by a Target Group Company;

8	not create, or agree to create, an encumbrance over the Real Property or another asset or redeem, or agree to redeem, an existing encumbrance over the Real Property or another asset;

9	continue each of the insurance policies referred to in paragraph 9.1.3 of Schedule 4, not do or omit to do anything which would make any of such policies void or voidable or prejudice the ability to effect equivalent insurance in the future and ensure that any facts or circumstances which would give rise to a claim under such policies are promptly notified to the relevant insurers and a claim under such policies is made in relation thereto;

10	in relation to each Real Property:

(a)	not change its current use;

(b)	not apply for any Permit (including a consent under any lease, tenancy or licence), or implement a Permit which has not yet been implemented;

(c)	not carry out any material alterations or other works (except in case of emergency) to the Real Property;

(d)	not terminate, or give any notice to terminate, or accept any termination of, any lease, tenancy or licence;

(e)	not give or accept any notice under the Landlord and Tenant Act 1954;

(f)	not grant or refuse any application for consent made under any lease, tenancy or licence;

(g)	not agree, or agree to refer to determination by a third party, any revised rent, fee or other payment under a lease, tenancy or licence;

(h)	not agree to vary any material term of any lease, tenancy or licence;

11	not enter into an onerous or unusual agreement, contract arrangement or obligation;

12	not materially amend or terminate a material agreement, arrangement or obligation to which it is a party;

13	not enter into any joint venture, partnership, consortium or other unincorporated association or profit sharing arrangement;

14	not enter into any distributorship, agency, franchise or management or similar arrangement other than in the usual course of business;

15	not enter into any leasing, hire purchase, credit sale or conditional sale agreement by which a Target Group Company is required to pay a sum materially in excess of that contemplated by the Budget;

16	not amend the terms of employment or engagement of a director or other officer or amend otherwise than in the usual course of business the terms of employment or engagement of any employee, worker or consultant (in each case except as provided by this Agreement) or provide, or agree to provide, a gratuitous payment or benefit to a director, officer or employee (or any of their dependants) except in connection with the cancellation of the Mosaic Share Option Scheme or employ, engage, or terminate the employment or engagement of any person;

17	not vary the terms of any employee benefit plan other than in connection with the cancellation of the Mosaic Share Option Scheme;

18	not amend, or agree to amend, the terms of its borrowing or indebtedness in the nature of borrowing or create, incur or agree to create or incur, borrowing or indebtedness in the nature of borrowing (except pursuant to facilities disclosed in the Disclosure Letter where the borrowing or indebtedness in the nature of borrowing does not exceed the amount available to be drawn by the Target Group Company under those facilities);

19	not give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another persons obligation;

20	not start litigation or arbitration proceedings;

21	not compromise, settle, release, discharge or compound litigation or arbitration proceedings or a liability, claim, action, demand or dispute, or expressly waive a right in relation to litigation or arbitration proceedings;

22	conduct its business in all material respects in accordance with all applicable legal and administrative requirements in any relevant jurisdiction;

23	not enter into an agreement, arrangement or obligation (legally enforceable or not) in which the Seller, another Target Group Company, a director or former director of a Target Group Company or a person connected with any of them is interested other than in the usual and ordinary course and on bona fide commercial terms consistent with past practice; or

24	not make a payment out of a bank account except where the payment is in the usual course of its business and not make payments in the usual course of business which are materially in excess of those set out in the Budget.

SCHEDULE 9

OPTIONS

PART A: The Employee Optionholders

Details of Optionholders
Employee Optionholders (Designated Purchase Price of £4.00 per Scheme Share):

South Africa Office	Name	Number of Options
1	Lameez Abrahams	12
2	Maseeh Ahmed	46
3	Caroline Browne	17
4	Tracey Chalmers	227
5	Ben Combrink	68
6	Emile Cronje	164
7	Marc Daya	64
8	Riaad Dollie	11
9	Hendrik Erasmus	11
10	Aneekah Fataar	234
11	Werner Fouche	1200
12	John Gessau	72
13	James Greenfield	68
14	Michael Hallauer	154
15	Magda Harber	106
16	Natasha Hendricks	271
17	Claire Henning	299
18	Carolyn Hill	110
19	Morne Homan	34
20	Gigi Hull	23
21	Irene Jacobs	10
22	Dean Jordaan	1006
23	Francois Jordaan	176
24	Bonita Kruger	42
25	Mercia Le Roux	750
26	Jeanne Maartens	1314
27	Patrick Mowatt	169
28	Andre Niemand	26
29	Albert Oosthuizen	503
30	Gerhard Oosthuizen	503
31	Reuben Rinquest	31
32	Andria Robinson	72
33	Gadija Salie	406
34	Riel Smit	750
35	Lester Sonemann	715
36	Eduan Swanepoel	234
37	Albert Swart	190
38	Brendan Trollip	53
39	Deon van Biljon	68
40	Willem van Biljon	3000

South Africa Office	Name	Number of Options
41	Mark van Dalsen	33
42	Rachel van Eyk	9
43	Rodrik Wade	33
44	Ian Webb	59
UK Office
45	Anthony Akeju	123
46	Emily Aslin	20
47	Jason Batten	24
48	Stephen Butcher	307
49	Mushtaq Choudhry	114
50	Gavin Crayston	338
51	Ian Davies	44
52	Nicholas de Villiers	501
53	Steven Kirrage	307
54	Jan Kruger	587
55	Michael Kyritsis	277
56	Andrew Marshman	328
57	Celeste Paulse	16
58	Gavin Phillips	88
59	Leena Surelia	119
60	Anthony Ward	236
61	Grant Wyatt	358
USA Office
62	Malcolm Ah Kun	416
63	Carolina Aldridge	483
64	Luis Araque	281
65	Mike Bengtson	1421
66	Greg Blalack	8000
67	Juan Bustios	703
68	Brent Cerrato	117
69	Murtuza Chhil	117
70	Alan Chui	164
71	Izak Cronje	627
72	Tom Davies	117
73	Johann Dreyer	3000
74	Pieter du Toit	540
75	Eben Esterhuyse	72
76	Carlos Gomez Moreno	123
77	Denise Granados	235
78	Russel Green	835
79	Sadik Johnston	170
80	Chris Klein	409
81	Cory Lewis	129
82	Edward Muller	94
83	Ganesh Narayanaswarmy	123
84	Idanesi Odiwa	164
85	Maria Pereyra	161
86	Carlos Seer	247
87	Michelle Simon	27
88	Harm-Jan Spier	590

South Africa Office	Name	Number of Options
89	Deon Tredoux	409
90	Guillaume Uys	77
91	Gerda van der Merwe	409
92	Vesso Zaimov	828
Australia office
93	Leo Fiorini	9
94	Shaun Hulley	160
95	Marc Kemsley	44
96	Pieter van Wyngaard	46
97	Francois van Schoor	2012

	Total	40,492

PART B: The Executive A Optionholders

Executive A Optionholders (Designated Purchase Price of $0.79 per Scheme Share):

1	Jan Kruger	92,460
2	Francois van Schoor	30,820
3	John Stuart	30,820
4	Dean Jordaan	21,574

	Total	175,673

PART C: The Executive B Optionholders

Executive B Optionholders (Designated Purchase Price of $2.43 per Scheme Share):

1	Johan Dreyer	11,788
2	Willem van Biljon	2,722

	Total	14,510

PART D: Form of Employee Options Cancellation Letters

2004

Dear

The shareholders of Mosaic Software Holdings Limited (“Mosaic”) are currently engaged in a process to sell the entire issued share capital of Mosaic (the “Sale”). In recognition of your contribution to, and in anticipation of your future commitment to Mosaic and its subsidiaries, Mosaic intends to allow you to realise the value of your Option(s) in the event of the Sale proceeding.

As a result, in anticipation of the Sale, Mosaic is offering to pay you a share of the proceeds of the sale on the terms set out in the enclosed Offer Letter. This works out at £ for your options. This amount is after deduction of all fees and expenses incurred in connection with the Sale but still subject to deductions for tax and national insurance contributions as set out in the Offer Letter.

Please find enclosed the Offer Letter and Form of Instruction for your attention.

Kind regards,

PART E: Form of Executive A Options Cancellation Letters

[EXECUTIVE OPTIONS]

[MOSAIC SOFTWARE HOLDINGS LIMITED LETTERHEAD]

[    ] 2004

To:	Holders of Option(s) granted under the Mosaic Software Holdings Limited Employee Share Option Scheme (the “Scheme”)

Dear Optionholder,

Sale and Purchase Agreement (the “Sale and Purchase Agreement”) relating to the entire issued share capital of Mosaic Software Holdings Limited (“Mosaic”) to be entered into between (1) Macchiato Investments Limited, Business Connexion Technology Holdings (Proprietary) Limited, GE Capital Equity Investments Limited, Nederlandse Finanierings – Maatschappij Voor Ontwikkelingslanden N.V. and GTD Investments LLC (the “Sellers”) and (2) the buyer named therein (the “Buyer”)

Introduction

We are writing to you in respect of the option(s) granted to you under the Scheme (the “Option(s)”). You should be aware that the Sellers are proposing to sell the entire issued share capital of Mosaic to the Buyer (the “Sale”). It is a condition of the Sale that the options granted to you under the Scheme are cancelled prior to its completion (“Completion”).

The Sale

In recognition of your contribution to, and in anticipation of your future commitment to Mosaic and its subsidiaries, Mosaic should like to offer you the opportunity to realise the value of your Option(s) in the event of the Sale proceeding. Therefore, in anticipation of the Sale, and conditional upon the Sale, the Sellers are offering to pay you a share of the proceeds of the Sale for the cancellation of your Options (the “Offer”).

The cash sum you receive will be calculated in accordance with the terms of the enclosed Cancellation Payment Deed by reference to the number of options held by you, the exercise price of such options and the purchase price to be paid by the Buyer to the Sellers under the Sale and Purchase Agreement, less any income tax, primary national insurance contribution and secondary national insurance contribution arising in respect of such payment to you.

Procedure

To accept the Offer, you must complete and sign the enclosed Form of Instruction in the manner set out in this letter. The completed and signed Form of Instruction must be returned (together with your Option certificate if you have one) to [  ] at Mosaic no later than [  ] [am/pm] on [  ] 2004. Details of the tax and national insurance consequences arising on acceptance of the Offer can be found in Section 5.1 below.

PLEASE READ THE FORM OF INSTRUCTION CAREFULLY. ONCE YOU HAVE SENT IT BACK TO THE COMPANY, YOU CANNOT REVOKE IT.

Alternative

You do not have to accept the Offer, in which case you will not receive any payment from this offer and your Option(s) will continue to be governed by the rules of the Scheme.

Taxation

The information set out below only applies to individuals who are resident or ordinarily resident in the UK for taxation purposes.

The information contained below is for guidance only and is not a full description of all the circumstances in which a tax liability may occur. If you are in any doubt as to your position or if you are not resident in the UK or if you are subject to taxation in any jurisdiction other than the UK, you should consult your professional adviser.

Income Tax and National Insurance

If you accept the Offer, you will be liable for income tax at the marginal rate and primary national insurance contributions (1% if you have exceeded the upper earnings threshold) on the total amount you receive pursuant to the Offer as described in Section 2 above. At the same time, a liability to secondary national insurance contributions (12.8%) will also arise on such total amount. In keeping with the Tax Indemnity in the rules of the Scheme, the income tax and primary national insurance contributions to which you are liable, as well as the secondary national insurance contributions arising from the payment, will be deducted from the cash you will receive pursuant to the Offer and will be accounted for to the Inland Revenue on your behalf.

Capital Gains Tax

Capital gains tax will not arise in respect of an acceptance of the Offer.

General

If you have any queries whatsoever, you should contact [   ] on [   ] at Mosaic. You should appreciate, however, that [   ] cannot give you investment or tax advice.

Yours faithfully

for and on behalf of
Mosaic Software Holdings Limited

IMPORTANT NOTES

1.	This letter contains confidential information which has not been publicly disclosed and should not be copied, distributed, published or otherwise disclosed, wholly or in part, to any other person who is not your personal, professional or financial adviser, without the prior written consent of Mosaic.

2.	This letter should be read in conjunction with the Form of Instruction (including the Terms and Conditions) and the Cancellation Payment Deed, both of which shall be deemed integral parts of the proposals in this letter.

PART F: Form of Executive B Options Cancellation Letters

[EXECUTIVE OPTIONS]

[MOSAIC SOFTWARE HOLDINGS LIMITED LETTERHEAD]

[   ] 2004

To:	Holders of Option(s) granted under the Mosaic Software Holdings Limited Employee Share Option Scheme (the “Scheme”)

Dear Optionholder,

Sale and Purchase Agreement (the “Sale and Purchase Agreement”) relating to the entire issued share capital of Mosaic Software Holdings Limited (“Mosaic”) to be entered into between (1) Macchiato Investments Limited, Business Connexion Technology Holdings (Proprietary) Limited, GE Capital Equity Investments Limited, Nederlandse Finanierings – Maatschappij Voor Ontwikkelingslanden N.V. and GTD Investments LLC (the “Sellers”) and (2) the buyer named therein (the “Buyer”)

Introduction

We are writing to you in respect of the option(s) granted to you under the Scheme (the “Option(s)”). You should be aware that the Sellers are proposing to sell the entire issued share capital of Mosaic to the Buyer (the “Sale”). It is a condition of the Sale that the options granted to you under the Scheme are cancelled prior to its completion (“Completion”).

The Sale

In recognition of your contribution to, and in anticipation of your future commitment to Mosaic and its subsidiaries, Mosaic should like to offer you the opportunity to realise the value of your Option(s) in the event of the Sale proceeding. Therefore, in anticipation of the Sale, and conditional upon the Sale, the Sellers are offering to pay you a share of the proceeds of the Sale for the cancellation of your Options (the “Offer”).

The cash sum you receive will be calculated in accordance with the terms of the enclosed Cancellation Payment Deed by reference to the number of options held by you, the exercise price of such options and the purchase price to be paid by the Buyer to the Sellers under the Sale and Purchase Agreement, less any income tax, primary national insurance contribution and secondary national insurance contribution arising in respect of such payment to you.

Procedure

To accept the Offer, you must complete and sign the enclosed Form of Instruction in the manner set out in this letter. The completed and signed Form of Instruction must be returned (together with your Option certificate if you have one) to [   ] at Mosaic no later than [   ] [am/pm] on [   ] 2004. Details of the tax and national insurance consequences arising on acceptance of the Offer can be found in Section 5.1 below.

PLEASE READ THE FORM OF INSTRUCTION CAREFULLY. ONCE YOU HAVE SENT IT BACK TO THE COMPANY, YOU CANNOT REVOKE IT.

Alternative

You do not have to accept the Offer, in which case you will not receive any payment from this offer and your Option(s) will continue to be governed by the rules of the Scheme.

Taxation

The information set out below only applies to individuals who are resident or ordinarily resident in the UK for taxation purposes.

The information contained below is for guidance only and is not a full description of all the circumstances in which a tax liability may occur. If you are in any doubt as to your position or if you are not resident in the UK or if you are subject to taxation in any jurisdiction other than the UK, you should consult your professional adviser.

Income Tax and National Insurance

If you accept the Offer, you will be liable for income tax at the marginal rate and primary national insurance contributions (1% if you have exceeded the upper earnings threshold) on the total amount you receive pursuant to the Offer as described in Section 2 above. At the same time, a liability to secondary national insurance contributions (12.8%) will also arise on such total amount.

In keeping with the Tax Indemnity in the rules of the Scheme, the income tax and primary national insurance contributions to which you are liable, as well as the secondary national insurance contributions arising from the payment, will be deducted from the cash you will receive pursuant to the Offer and will be accounted for to the Inland Revenue on your behalf.

Capital Gains Tax

Capital gains tax will not arise in respect of an acceptance of the Offer.

General

If you have any queries whatsoever, you should contact [ ] on [ ] at Mosaic. You should appreciate, however, that [ ] cannot give you investment or tax advice.

Yours faithfully

for and on behalf of
Mosaic Software Holdings Limited

IMPORTANT NOTES

1.	This letter contains confidential information which has not been publicly disclosed and should not be copied, distributed, published or otherwise disclosed, wholly or in part, to any other person who is not your personal, professional or financial adviser, without the prior written consent of Mosaic.

2.	This letter should be read in conjunction with the Form of Instruction (including the Terms and Conditions) and the Cancellation Payment Deed, both of which shall be deemed integral parts of the proposals in this letter.

IN WITNESS WHEREOF the parties have executed this Agreement on the date set out above

Signed by

being a duly authorised representative	/s/
for and on behalf of MACCHIATO

INVESTMENTS LIMITED

Signed by

being a duly authorised representative	/s/
for and on behalf of BUSINESS

CONNEXION TECHNOLOGY

HOLDINGS (PROPRIETARY)

LIMITED

Signed by

being a duly authorised representative	/s/
for and on behalf of GE CAPITAL

EQUITY INVESTMENTS

LIMITED

  i

Signed by

being a duly authorised representative	/s/
for and on behalf of

NEDERLANDSE FINANCIERINGS-

MAATSCHAPPIJ VOOR

ONTWIKKELINGSLANDEN N.V

Signed by

being a duly authorised representative	/s/
for and on behalf of

GTD INVESTMENTS LLC

Signed by

being a duly authorised representative	/s/
for and on behalf of S1

CORPORATION

ii